
13001708


20 LEGENDARY
TEXAS
ROADHOUSE
YEARS


TEXAS
ROADHOUSE

2012 ANNUAL REPORT

Dear Stockholders

We were pleased to report our eighth consecutive year of revenue and diluted earnings per share growth as a public company. Our commitment to our mission of "Legendary Food, Legendary Service" has served us well over the years and we will continue that commitment in the years to come. Our operators' focus on the fundamentals, along with their ability to consistently exceed expectations as it relates to food quality and service levels, led to a successful 2012.

Revenue was up 14% in 2012 to $1.3 billion driven by new restaurant openings and continued sales growth at existing restaurants. On top of growing sales at existing restaurants 4.7% in 2011, we were able to grow sales an additional 4.7% in 2012, marking our third consecutive year of growth in both sales and traffic at existing restaurants. Our strong top-line performance helped drive our 13% diluted earnings per share growth, resulting in the fourth consecutive year of double-digit growth in both revenue and diluted earnings per share.

Other 2012 highlights include:

- 25 company restaurants and two franchise restaurants opened.
- Restaurant margins, as a percentage of restaurant sales, increased 37 basis points to 18.4% despite food inflation of over 6%.
- We repurchased 1.8 million shares of our common stock.
- We paid $24.5 million in dividends.

We ended the year with $82 million of cash and $52 million of debt. During 2012, we generated more than enough cash to pay for opening more restaurants in 2012 and to fund taking care of our existing restaurant base, as maintaining our facilities is part of maintaining our strong brand. We continued to have cash leftover after that, which we used to pay over $24 million in dividends to our stockholders and repurchase $29 million of our common stock.

Looking forward to 2013, we will again be pressured by high commodity costs, specifically beef. To help offset a projected increase of 6% to 7% in food inflation, we increased our menu prices by approximately 2% in early December 2012. Overall, we expect margins to be under some pressure this year. However, as we have done in the past, we will continue to focus on increasing the number of guests dining at our restaurants and maintaining our competitive position.

On the development side, we continue to have a long runway for growth inside and outside of the U.S. Domestically, our goal in 2013 is to open 28 company restaurants. And we will be entering into two new states by opening restaurants in Alaska and Oregon. Internationally, we expect our franchise partner in the Middle East to open several locations this year.

In 2013, we expect to generate more than enough cash to fund increased growth and maintain our existing restaurant base. As such, we plan to continue to pay a dividend and repurchase shares of our stock. In fact, in February 2013, our Board of Directors approved a 33.3% increase in our regular quarterly dividend amount to $0.12 per share, up from $0.09 per share last year.

As I look back to our first restaurant opening in Clarksville, Indiana, 20 years ago, it's pretty cool that we now have nearly 400 restaurants in 47 states and two foreign countries. I am often asked what lessons I have learned since the opening of the first Texas Roadhouse. That's easy. Hire great people and get out of the way. We have the best operators and support staff in the industry to grow this brand worldwide. Their commitment to provide Legendary Food and Legendary Service to each and every guest will continue to move us forward.



W. Kent Taylor
Founder & Chairman, Chief Executive Officer


20 LEGENDARY
TEXAS
ROADHOUSE
YEARS


TEXAS
ROADHOUSE



April 5, 2013

To our Stockholders:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of Texas Roadhouse, Inc. on Thursday, May 16, 2013. The meeting will be held at the Texas Roadhouse Support Center, 6040 Dutchmans Lane, Louisville, Kentucky at 9:00 a.m. eastern daylight time.

The official Notice of Annual Meeting, Proxy Statement and Proxy Card are enclosed with this letter.

Please take the time to read carefully each of the proposals for stockholder action described in the accompanying proxy materials. Whether or not you plan to attend, you can ensure that your shares are represented at the meeting by promptly completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope. Stockholders of record can also vote by touch-tone telephone from the United States, using the toll-free number on the proxy card, or by the Internet, using the instructions on the proxy card. If you attend the meeting, you may revoke your proxy and vote your shares in person.

Your interest and participation in the affairs of the Company are greatly appreciated. Thank you for your continued support.

Sincerely,

W. Kent Taylor
Chairman, Chief Executive Officer

TEXAS ROADHOUSE, INC.

6040 Dutchmans Lane
Louisville, Kentucky 40205

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 16, 2013

To the Stockholders:

The Annual Meeting of Stockholders (the "Annual Meeting") of Texas Roadhouse, Inc. (the "Company") will be held at the Texas Roadhouse Support Center, 6040 Dutchmans Lane, Louisville, Kentucky on Thursday, May 16, 2013 at 9:00 a.m. eastern daylight time.

At the Annual Meeting you will be asked to:

- elect two Class III directors to the Board of Directors, each for a term of three years;
- ratify the appointment of KPMG LLP as the Company's independent auditors;
- hold an advisory vote on executive compensation;
- approve the Texas Roadhouse, Inc. 2013 Long-Term Incentive Plan;
- vote on a non-binding stockholder proposal to eliminate the classification of the Board of Directors, if properly presented at the meeting; and
- transact such other business as may properly come before the meeting.

A Proxy Statement describing matters to be considered at the Annual Meeting is attached to this notice. Only stockholders of record at the close of business on March 18, 2013 are entitled to receive notice of and to vote at the meeting.

By Order of the Board of Directors,



Celia Catlett
Corporate Secretary

Louisville, Kentucky
April 5, 2013

IMPORTANT

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE SUBMIT YOUR VOTE USING ONE OF THE VOTING METHODS DESCRIBED IN THE ATTACHED MATERIALS. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 16, 2013

Our Proxy Statement related to our 2013 Annual Meeting of Stockholders, our Annual Report on Form 10-K for the fiscal year ended on December 25, 2012 and our Annual Report to Stockholders for the fiscal year ended on December 25, 2012 are available on our website at *www.texasroadhouse.com* in the Investors section.

Table of Contents

TEXAS ROADHOUSE, INC.

6040 Dutchmans Lane
Louisville, Kentucky 40205

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD MAY 16, 2013

This proxy statement and accompanying proxy card are being furnished in connection with the solicitation of proxies by the board of directors (the "Board") of Texas Roadhouse, Inc., a Delaware corporation, to be voted at the Annual Meeting of Stockholders (the "Annual Meeting") and any adjournments thereof. In this proxy statement, references to the "Company," "we," "us" or "our" refer to Texas Roadhouse, Inc. This proxy statement and accompanying proxy card are first being mailed to stockholders on or about April 5, 2013.

The Annual Meeting will be held at the Texas Roadhouse Support Center, Louisville, Kentucky on Thursday, May 16, 2013 at 9:00 a.m. eastern daylight time, for the purposes set forth in this proxy statement and the accompanying notice of Annual Meeting.

SUMMARY OF MATTERS REQUIRING STOCKHOLDER ACTION

Proposal 1—Election of Directors

The affirmative vote of a plurality of the votes entitled to be cast by the holders of the Company's common stock present in person or represented by proxy is required to elect each nominee. Election by a plurality means that the director nominees with the most votes for the available slots are elected for those slots. You may vote "FOR" all of the nominees or you may "WITHHOLD AUTHORITY" to vote for one or more specifically named nominees. Unless you "WITHHOLD AUTHORITY" to vote for one or more nominees, your proxy will be voted "FOR" the election of the individuals nominated as Class III directors.

Our Board has adopted a majority voting policy for uncontested director elections. Under this policy, any nominee who receives fewer "FOR" votes than "WITHHOLD" votes is required to offer his or her resignation. Our nominating and corporate governance committee would then consider the offer of resignation and make a recommendation to our independent directors as to the action to be taken with respect to the offer.

The Board recommends that you vote "FOR" all of the nominees.

Proposal 2—Ratification of the Appointment of the Company's Independent Auditors

The proposal to ratify the appointment of KPMG LLP as the Company's independent auditors for the fiscal year ending December 31, 2013 must be approved by the affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote. You may vote "FOR" or "AGAINST" the ratification, or you may "ABSTAIN" from voting on this proposal. A vote to "ABSTAIN" will have the same effect as a vote "AGAINST" this proposal.

The Board recommends that you vote "FOR" this proposal.

Proposal 3—Advisory Vote on Approval of Executive Compensation

The outcome of the advisory vote on whether to approve the executive compensation detailed in this proxy statement (including the Compensation Discussion and Analysis, the Executive

Compensation section and the other related executive compensation tables and related discussions) will be determined by the affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote. You may vote "FOR" or "AGAINST" approval of the executive compensation, or you may "ABSTAIN" from voting on this proposal. A vote to "ABSTAIN" will have the same effect as a vote "AGAINST" approval of the executive compensation.

The Board recommends that you vote "FOR" this proposal.

Proposal 4—Approval of the Texas Roadhouse, Inc. 2013 Long-Term Incentive Plan

The proposal to approve the Texas Roadhouse, Inc. 2013 Long-Term Incentive Plan detailed in this proxy statement will be determined by the affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote. You may vote "FOR" or "AGAINST" approval of the Texas Roadhouse, Inc. 2013 Long-Term Incentive Plan, or you may "ABSTAIN" from voting on this proposal. A vote to "ABSTAIN" will have the same effect as a vote "AGAINST" approval of the Texas Roadhouse, Inc. 2013 Long-Term Incentive Plan.

The Board recommends that you vote "FOR" this proposal.

Proposal 5—Nonbinding Stockholder Proposal Regarding Declassification of the Board of Directors

The outcome of the advisory vote on whether to declassify the Board of Directors will be determined by the affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote. You may vote "FOR" or "AGAINST" approval of declassification, or you may "ABSTAIN" from voting on this proposal. A vote to "ABSTAIN" will have the same effect as a vote "AGAINST" approval of the stockholder proposal.

The Board recommends that you vote "AGAINST" this proposal.

Other Matters

As of the date of this proxy statement, the Board knows of no matters that will be presented for consideration at the Annual Meeting other than those matters discussed in this proxy statement. If any other matters should properly come before the Annual Meeting and call for a vote of stockholders, validly executed proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board, or, in the absence of such a recommendation, in accordance with the judgment of the proxy holders. Any such additional matter must be approved by an affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote at the Annual Meeting.

INFORMATION ABOUT PROXIES AND VOTING

Record Date and Voting Securities

The Board has fixed the record date (the "Record Date") for the Annual Meeting as the close of business on March 18, 2013. Only stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting and at any adjournment or postponement thereof. At the close of business on the Record Date, there were outstanding 69,824,678 shares of common stock, each of which is entitled to one vote per share on all matters to be considered at the Annual Meeting.

The presence in person or by proxy of the holders of a majority of the shares of common stock will constitute a quorum for the transaction of business at the Annual Meeting. Shares of common stock represented by properly executed proxies received before the close of voting at the Annual Meeting will be voted as directed by such stockholders, unless revoked as described below.

Revocability of Proxies

A stockholder who completes and returns the proxy card that accompanies this proxy statement may revoke that proxy at any time before the closing of the polls at the Annual Meeting. A stockholder may revoke a proxy by voting at a later date by one of the methods described on the proxy card or by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, the Corporate Secretary of the Company at the Company's main office address at any time before the Annual Meeting. Stockholders may also revoke proxies by delivering a duly executed proxy bearing a later date to the inspector of election at the Annual Meeting before the close of voting or by attending the Annual Meeting and voting in person. You may attend the Annual Meeting even though you have executed a proxy, but your presence at the Annual Meeting will not automatically revoke your proxy.

Solicitation of Proxies

The cost of solicitation of proxies being solicited on behalf of the Board will be borne by us. In addition to solicitation by mail, proxies may be solicited personally, by telephone or other means by our directors, officers or employees, who receive no additional compensation for these solicitation activities. We will, upon request, reimburse brokerage houses and persons holding common stock in the names of their nominees for their reasonable out-of-pocket expenses in sending materials to their principals.

Other Voting Considerations

Broker Non-Votes

Under rules of the New York Stock Exchange, matters subject to stockholder vote are classified as "routine" or "non-routine." In the case of routine matters, brokers may vote shares held in "street name" in their discretion if they have not received voting instructions from the beneficial owner. In the case of non-routine matters, brokers may not vote shares unless they have received voting instructions from the beneficial owner ("broker non-votes"); therefore, it is important that you complete and return your proxy early so that your vote may be recorded.

The election of directors (Proposal 1) is a non-routine matter under the applicable rules, so broker non-votes may occur. However, broker non-votes do not count as shares entitled to vote. Because the election is decided by a plurality of shares present (in person or by proxy) and entitled to vote at the Annual Meeting, and because our majority voting policy for directors only considers "FOR" votes and "WITHHOLD" votes, any broker non-votes will not affect the outcome of this proposal.

The ratification of the appointment of the Company's independent auditors (Proposal 2) is a routine matter under the applicable rules, so broker non-votes should not occur. In addition, because this matter is routine and brokers may vote as stated above, the number of votes cast, plus the number of abstentions, on this Proposal 2 will be used to establish whether a quorum is present.

The advisory vote on the approval of executive compensation (Proposal 3), the approval of the Texas Roadhouse, Inc. 2013 Long-Term Incentive Plan (Proposal 4), the advisory vote on board declassification (Proposal 5), and any other matters that may properly come before the Annual Meeting are also non-routine matters under the applicable rules, so broker non-votes may occur. Because broker non-votes do not count as shares entitled to vote, they do not affect the outcome of the vote on these proposals.

Abstentions

Abstentions will be counted for purposes of calculating whether a quorum is present. The effect of an abstention on each proposal where "ABSTAIN" is a voting choice is discussed above.

Executed but Unmarked Proxies

If no instructions are given, shares represented by properly executed but unmarked proxies will be voted in accordance with the recommendation of the Board, or, in the absence of such a recommendation, in accordance with the judgment of the proxy holders.

CORPORATE GOVERNANCE AND OUR BOARD

Director Biographies

Class I Directors (Terms Expiring at the 2014 Annual Meeting):

James R. Ramsey. Dr. Ramsey, 64, is the president of the University of Louisville, a position he has held since September 2002. Before becoming president, he had served as senior policy advisor and state budget director for the Commonwealth of Kentucky as well as senior professor of economics and public policy at the University of Louisville since 1999. Dr. Ramsey has held numerous academic positions, including serving as vice chancellor for finance and administration at both the University of North Carolina at Chapel Hill and Western Kentucky University. He has been associate dean, assistant dean and director of public administration in the College of Business Administration at Loyola University and a research associate for the University of Kentucky's Center for Public Affairs. He has served on the faculties of the University of North Carolina at Chapel Hill, Western Kentucky University, the University of Kentucky, Loyola University and Middle Tennessee State University in addition to the University of Louisville. Dr. Ramsey has also held a number of positions in state government, including interim commissioner of the Office of the New Economy and special advisor to the chairman of the Kentucky Council on Postsecondary Education. Dr. Ramsey serves on the board of directors and chairs the audit committee of Community Trust Bancorp, Inc. He also serves on the boards of trustees of Churchill Tax-Free Fund of Kentucky and Naragansett Insured Tax-Free Income Fund. Dr. Ramsey was nominated as a director because of his chief executive experience, his financial and accounting experience and his government relations experience. As a result of these and other professional experiences, Dr. Ramsey possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills and experience.

James R. Zarley. Mr. Zarley, 68, currently serves as executive chairman of ValueClick, Inc., a single-source provider of media, technology and services across major interactive marketing channels. He has previously served as chief executive officer and chairman of the board, and has been a member of the board of directors of ValueClick since 1999. Mr. Zarley shaped the company into a global leader in online marketing solutions. In May 2007, Mr. Zarley stepped down from the chief executive officer role and became executive chairman to focus on the company's corporate development program and European operations. In April 2010, Mr. Zarley returned to the chief executive officer role. Prior to joining ValueClick, Mr. Zarley was chief operating officer of Hiway Technologies, where he was a leading member of the management team that closed the merger with Verio in 1999. Prior to that, Mr. Zarley was chairman and chief executive officer of Best Internet until it merged with Hiway Technologies in 1998. Mr. Zarley also founded and later sold Quantech Information Services, now an ADP company. In addition, he spent 19 years at RCA in various senior management roles. Mr. Zarley was nominated as a director because of his chief executive experience in a developing industry, his information technology experience and his experience in acquisitions. As a result of these and other professional experiences, Mr. Zarley possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills and experience.

Class II Directors (Terms Expiring at the 2015 Annual Meeting):

Martin T. Hart. Mr. Hart, 77, has been a private investor in the Denver, Colorado area since 1969. He has owned and developed a number of companies into successful businesses, and has served on the board of directors for many public and private corporations. Presently, Mr. Hart is serving on the board of directors of ValueClick, Inc. Through 2012, he served on the board of directors of MassMutual Corporate Investors, an investment company, and MassMutual Participation Investors, an investment company, and until June 2009, he served on the board of directors of Spectranetics Corporation, a medical device company. He also continues to serve on the board of directors of several private companies. Mr. Hart is a certified public accountant. He is the past Chairman of the Board of

Trustees of Regis University. Mr. Hart was nominated as a director because of his experience on public company boards, his financial and accounting experience and his knowledge of the Company resulting from being a long-term investor. As a result of these and other professional experiences, Mr. Hart possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills and experience.

W. Kent Taylor. Mr. Taylor, 57, is our founder and Chief Executive Officer, a position he resumed in August 2011. Mr. Taylor previously served as Chief Executive Officer from 2000 until 2004, at which time Mr. Taylor became Chairman of the Company, an executive position. Before his founding of our concept in 1993, Mr. Taylor founded and co-owned Buckhead Bar and Grill in Louisville, Kentucky. Mr. Taylor was appointed to the Board of Directors and the Compensation Committee of Papa John's International, Inc., in May 2011. Mr. Taylor was nominated as a director because of his chief executive experience, his knowledge of the restaurant industry and his intimate knowledge of the Company as its founder. As a result of these and other professional experiences, Mr. Taylor possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills and experience.

Class III Directors (Terms Expiring at the 2013 Annual Meeting):

Gregory N. Moore. Mr. Moore, 63, served as the Senior Vice President and Controller of Yum! Brands, Inc. until he retired in 2005. He is currently a Financial Consultant and private investor. Yum! Brands is the worldwide parent company of Taco Bell, KFC and Pizza Hut. Prior to becoming Yum! Brands' Controller, Mr. Moore was the Vice President and General Auditor of Yum! Brands. Before that, he was with PepsiCo, Inc. and held the position of Vice President, Controller of Taco Bell and Controller of PepsiCo Wines & Spirits International, a division of PepsiCola International. Before joining PepsiCo, he was an Audit Manager with Arthur Young & Company in its New York City and Stamford, Connecticut offices. Mr. Moore is a certified public accountant in the States of New York and California. In July 2011, Mr. Moore joined the board of Newegg, Inc., a privately held on-line retailer specializing in computer and computer-related equipment, and serves as the chair of the compensation committee and a member of both the audit committee and the nominating committee. Mr. Moore also serves on the board and chairs the audit committee of 3 Day Blinds, a private company, and serves on the board of EF&TRH Restaurants (HK) Holding Limited, a Texas Roadhouse, Inc. joint venture in China. Mr. Moore is being nominated as a director because of his extensive financial and accounting experience in the restaurant industry. As a result of these and other professional experiences, Mr. Moore possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills and experience.

James F. Parker. Mr. Parker, 66, retired as Chief Executive Officer and Vice-Chairman of the Board of Southwest Airlines Co., a position he held from June 2001 through July 2004. Before serving at Southwest Airlines as Chief Executive Officer, Mr. Parker served as General Counsel of that company from 1986 until June 2001, and was previously a shareholder in the San Antonio, Texas law firm of Oppenheimer, Rosenberg, Kelleher and Wheatley. Mr. Parker serves as a member of the board of directors of Sammons Enterprises, Inc., a private company. Mr. Parker is being nominated as a director because of his chief executive experience, his knowledge of the value-based service industry and the similarity of cultures between Southwest Airlines and the Company. As a result of these and other professional experiences, Mr. Parker possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills and experience.

Meetings of the Board of Directors

The Board met on seven occasions and its standing committees (audit committee, compensation committee, and nominating and corporate governance committee) met on 24 occasions during our fiscal year ended December 25, 2012. Each incumbent director attended at least 75% of the aggregate number of meetings of the Board and its committees on which such director served during his period of service. In addition, the Company expects all members of the Board to attend the Annual Meeting. All members attended the 2012 Annual Meeting. Four regular Board meetings are currently scheduled for the fiscal year 2013. Executive sessions of non-employee directors, without management directors or employees present, are typically scheduled in conjunction with each regularly scheduled Board meeting. The role of each standing committee is more fully discussed below.

Leadership Structure of the Board of Directors and Role of the Board of Directors in Risk Oversight

The Board currently includes five independent directors and one employee director, and the positions of Chairman and Chief Executive Officer are occupied by the same individual. As noted above, Mr. Taylor was named Chairman of the Board in recognition of his founding and continuing leadership role in the Company, and has held that position since 2004. Mr. Taylor also resumed the position of Chief Executive Officer in August 2011. Mr. Taylor previously served as Chief Executive Officer from 2000 until 2004. We believe that the Company and its stockholders are best served by having Mr. Taylor serve in both positions because he is the person most familiar with our unique business model and the challenges we face in the current macro-economic environment. Mr. Taylor's wealth of knowledge regarding Company operations and the industry in which we compete positions him to best identify matters for Board review and deliberation. Additionally, the combined role of Chairman and Chief Executive Officer unifies the Board with management and eliminates conflict between two leaders. We believe that the Company can more effectively execute its current strategy and business plans to maximize stockholder value if our Chairman is also a member of the management team.

While the Board considers all of its members equally responsible and accountable for oversight and guidance of its activities, they also have designated an independent Lead Director elected annually by a majority of the Board of Directors. Gregory N. Moore currently serves as the independent Lead Director. The responsibility and authority of the independent Lead Director are delineated in our Corporate Governance Guidelines, which can be found on the Company's website at *www.texasroadhouse.com*.

The Board is responsible for overseeing the Company's risk management strategies, including the Company's implementation of appropriate processes to administer day-to-day risk management. The Board is informed about risk management matters as part of its role in the general oversight and approval of corporate matters. The Board gives clear guidance to the Company's management on the risks it believes face the Company, such as the matters disclosed as risk factors in the Company's Annual Report on Form 10-K. Furthermore, the Board has delegated certain risk management responsibilities to its committees.

Through the audit committee's charter, the Board has authorized it to oversee the Company's risk assessment and risk management policies. The audit committee, in fulfilling its oversight responsibilities, regularly and comprehensively reviews specific risk categories which have been identified by management. The Company's internal auditor regularly reports directly to the audit committee on the results of internal audits, the scope and frequency of which are based on comprehensive risk assessments which have been approved by the audit committee. Additionally, the Company's risk committee regularly updates the audit committee on the results of their risk management activities, which are based on the company's prioritized risk map that is updated annually, at a minimum, and approved by the audit committee. . The audit committee is routinely advised of operational, financial and legal risks both during and outside of regularly scheduled meetings, and the committee reviews and monitors specific activities to manage these risks, such as insurance plans, hedging strategies and internal controls.

Through the compensation committee's charter, the Board has authorized it to oversee officer and director compensation programs. The compensation committee, in fulfilling its oversight responsibilities, designs the compensation packages applicable to the executive officers and Board members. The compensation committee also consults with management on the payments of bonuses and grants of stock awards to key employees on a quarterly basis.

The audit committee, in coordination with the compensation committee, performs an annual risk assessment of our compensation programs for all employees to determine whether these programs encourage unnecessary or excessive risk taking. In conducting this review, each of our compensation programs is evaluated on a number of criteria aimed at identifying any incentive programs that deviate from our risk management objectives. Based on this review in 2012, the committee concluded that we have the right combination of rewards and incentives to drive company performance, without encouraging unnecessary or excessive risk taking by our employees. Specifically, the audit committee identified the following components of our compensation programs that mitigate the likelihood of excessive risk taking to meet performance targets: equity incentive compensation in the form of restricted stock units which, for the Named Executive Officers and the Board of Directors, vest over a period of years; long term contracts and a financial buy-in requirement for restaurant management; a guaranteed base salary within our support center management personnel; minimums and maximums on profit sharing compensation within our support center management personnel; robust internal controls; operational focus on top line sales growth; and, a business model which focuses on a strong balance sheet, relatively low debt, prudent growth, and sustainable long term profitability.

The Board's oversight roles, including the roles of the audit committee and the compensation committee, combined with the leadership structure of the Board to include Company management, allow the Board to effectively administer risk management policies while also effectively and efficiently addressing Company objectives.

Committees of the Board of Directors

The Board has three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee. The Board has adopted a written charter for each of these committees, which sets out the functions and responsibilities of each committee. The charters of these committees are available in their entirety on the Company's website, *www.texasroadhouse.com*. Please note, however, that the information contained on the website is not incorporated by reference in, or considered to be a part of, this proxy statement. The Board has also designated one of its members as an international liaison, responsible for overseeing the Corporation's efforts in international expansion and reporting to the Board on those efforts.

Audit Committee. As described in its charter, the audit committee assists our Board in fulfilling its oversight responsibility relating to: (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independence and performance of the Company's internal and external auditors and (iv) the Company's internal controls and financial reporting practices. The audit committee is also required to pre-approve all audit and permitted non-audit services provided by our independent auditors. The audit committee reviews all of the Company's earnings press releases and Quarterly and Annual Reports on Form 10-Q and Form 10-K prior to filing with the Securities and Exchange Commission ("SEC"). The audit committee is also responsible for producing an annual report on its activities for inclusion in this proxy statement. All of the members of the audit committee are "independent," as that term is defined in the listing standards under NASDAQ Marketplace Rule 5605(a)(2) and meet the criteria for independence under the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC. The audit committee is currently comprised of Messrs. Moore, Parker and Ramsey and is chaired by Mr. Moore. The Board evaluated the credentials of and designated Mr. Moore as an "audit committee financial expert" as required by Section 407 of the Sarbanes-Oxley Act of 2002. The audit committee met 16 times during the fiscal year 2012.

Compensation Committee. As described in its charter, the compensation committee: (i) assists the Board in fulfilling its responsibilities relating to the design, administration and oversight of employee compensation programs and benefit plans of the Company's executive officers, (ii) discharges the Board's duties relating to the compensation of the Company's directors and (iii) reviews the performance of the Company's executive officers. The compensation committee is also responsible for reviewing and discussing with management the Compensation Discussion and Analysis in this proxy statement and recommending its inclusion in this proxy statement to the Board. All of the members of the compensation committee are "independent" under all applicable rules, including the listing standards under NASDAQ Marketplace Rule 5605(a)(2) and the requirements of the SEC. The members of the compensation committee are Messrs. Hart, Moore, Parker, Ramsey and Zarley. Mr. Parker chairs the committee. The compensation committee met five times during the fiscal year 2012.

Nominating and Corporate Governance Committee. As described in its charter, the nominating and corporate governance committee assists our Board in: (i) identifying individuals qualified to become Board members and recommending nominees to the Board either to be presented at the annual meeting or to fill any vacancies, (ii) considering and reporting periodically to the Board on matters relating to the identification, selection and qualification of director candidates and (iii) developing and recommending to the Board a set of corporate governance principles. The nominating committee routinely evaluates the size and composition of the Board and the variety of professional expertise represented by the Board members in relation to the Company's business. All of the members of the nominating and corporate governance committee are "independent" under all applicable rules, including the listing standards under NASDAQ Marketplace Rule 5605(a)(2) and the requirements of the SEC. The members of the nominating and corporate governance committee are Messrs. Hart, Moore, Parker, Ramsey and Zarley. Mr. Moore chairs the committee. The nominating and corporate governance committee met three times during the fiscal year 2012.

Policy Regarding Consideration of Candidates for Director

Stockholder recommendations for Board membership should include, among other items, the name of the candidate, age, contact information, present principal occupation or employment, qualifications and skills, background, last five years' employment and business experience, a description of current or previous service as director of any corporation or organization, other relevant biographical information and the nominee's consent to service on the Board. A stockholder nominee will be requested to complete a detailed questionnaire in the form that current directors and officers complete.

The nominating and corporate governance committee may consider such other factors as it may deem are in the best interest of the Company and its stockholders. If and when the Board determines that it is necessary or desirable to add or replace a director, the nominating and corporate governance committee is committed to seeking diverse candidates, taking into account diversity in all respects (including gender, race, age, board service, background, education, skill set, and financial acumen, along with knowledge and experience in areas that are relevant to the Company's business), when forming the nominee pool. The manner in which the nominating and corporate governance committee evaluates a potential nominee will not differ based on whether the nominee is recommended by a stockholder of the Company.

The Company currently retains a corporate recruiter to assist in identifying candidates for open positions at the Company. Upon request, this recruiter also assists in identifying and evaluating candidates for director, but the Company does not pay an additional fee for such service.

Compensation of Directors

As described more fully below, the following table summarizes the total compensation paid or accrued for fiscal year 2012 for each of the non-employee directors.

Director Compensation Table

Name (a)	Fees Earned or Paid in Cash ($) (b)	Grant Date Fair Value of Stock Awards ($)(1) (c)	Total ($) (d)
Martin T. Hart	26,500	382,500	409,000
Gregory N. Moore	80,500(2)	382,500	463,000
James F. Parker	47,500(3)	382,500	430,000
James R. Ramsey	36,500	382,500	419,000
James R. Zarley	29,500	382,500	412,000

(1) In January 2012, the non-employee directors were each granted 25,500 restricted stock units, which vest in one-third increments each year over three years. For restricted stock units, fair value is equal to the closing price of the Company's common stock on the trading day immediately preceding the date of the grant, which was $15.00. No option awards were granted during the period of time covered by this table.

The Company cautions that the amounts reported in the Director Compensation Table for these awards may not represent the amounts that the directors will actually realize from the awards. Whether, and to what extent, a director realizes value will depend on the Company's actual operating performance, stock price fluctuations and the director's continued service with the Company.

(2) This amount includes a $20,000 annual fee for serving as the chairman of the audit committee, and a $20,000 annual fee for serving as the international liaison.

(3) This amount includes a $10,000 annual fee for serving as the chairman of the compensation committee.

Non-employee directors each receive an annual fee of $12,500. The chairperson of the audit committee receives an additional annual fee of $20,000, the chairperson of the compensation committee receives an additional annual fee of $10,000, and the international liaison receives an additional annual fee of $20,000. Each non-employee director receives $2,000 for each Board meeting he or she attends in person and $500 for each Board meeting he or she participates in telephonically. Additionally, each non-employee director receives $1,000 for each committee meeting he or she attends in person and $500 for each committee meeting he or she participates in telephonically. Occasionally, board members serve on temporary committees for which they also receive meeting fees and annual fees.

Code of Ethics

The Board has approved and adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including the Company's principal executive officer and the principal financial officer. The Code of Business Conduct and Ethics is available in its entirety on the Company's website, *www.texasroadhouse.com*. The Company intends to post amendments to, or waivers from, its Code of Business Conduct and Ethics, if any, that apply to the principal executive officer and the principal financial officer on its website.

STOCK OWNERSHIP INFORMATION

The following table sets forth as of February 14, 2013 certain information with respect to the beneficial ownership of the Company's common stock of (i) each executive officer named in the Summary Compensation Table (the "Named Executive Officers"), (ii) each director or nominee for director of the Company, (iii) all directors and current executive officers as a group, and (iv) each stockholder known by the Company to be the owner of 5% or more of the Company's common stock.

Name	Common Stock(1)	
	Common Stock Ownership(2)	Percent
Directors, Nominees and Named Executive Officers:		
W. Kent Taylor(3)	6,633,906	9.6%
Scott M. Colosi	125,498	*
Steven L. Ortiz	352,679	*
G. Price Cooper, IV	29,353	*
Jill Marchant	—	*
Martin T. Hart	211,753	*
Gregory N. Moore	81,832	*
James F. Parker	89,560	*
James R. Ramsey	80,418	*
James R. Zarley	78,500	*
Directors, Nominees and All Executive Officers as a Group (10 Persons)	7,683,499	11.1%
Other 5% Beneficial Owners**		
Capital Research Global Investors(4) 333 South Hope Street Los Angeles, California 90071	4,672,200	6.6%
Blackrock, Inc.(5) 40 East 52nd Street New York, New York 10022	4,436,741	6.3%
FMR LLC(6) 82 Devonshire Street Boston, Massachusetts 02109	6,837,443	9.7%
Steven A. Cohen(7) 72 Cummings Point Road Stamford, Connecticut 06902	4,732,487	6.8%
The Vanguard Group(8) 100 Vanguard Blvd. Malvern, PA 19355	3,702,003	5.2%

* Represents beneficial ownership of less than 1.0% of the outstanding shares of class.

** This information is based on stock ownership reports on Schedule 13G filed by each of these stockholders with the SEC as of February 14, 2013.

(1) Based upon information furnished to the Company by the named persons and information contained in filings with the SEC. Under the rules of the SEC, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days, and such shares are deemed to be outstanding for the purpose of computing the percentage beneficially owned by such person or group. However, we do not consider shares of which beneficial ownership can be acquired within 60 days to be outstanding when we calculate the percentage ownership of any other person. "Common Stock Ownership" includes (a) stock held in joint tenancy, (b) stock owned as tenants in common, (c) stock owned or

held by spouse or other members of the reporting person's household and (d) stock in which the reporting person either has or shares voting and/or investment power, even though the reporting person disclaims any beneficial interest in such stock.

(2) The following table lists the shares to which each named person has the right to acquire beneficial ownership within 60 days of February 14, 2013 through the exercise of stock options or the vesting of restricted stock units granted pursuant to our equity incentive plan; these shares are included in the totals above as described in footnote (1):

Name	**Shares which may be acquired within 60 days pursuant to stock awards**
W. Kent Taylor	—
Scott M. Colosi	—
Steven L. Ortiz	77,896
G. Price Cooper, IV	—
Jill Marchant	—
Martin T. Hart	40,000
Gregory N. Moore	40,000
James F. Parker	40,000
James R. Ramsey	—
James R. Zarley	40,000
Directors, Nominees and All Executive Officers as a Group (10 Persons)	237,896

(3) Mr. Taylor's address is c/o Texas Roadhouse, Inc., 6040 Dutchmans Lane, Louisville, Kentucky 40205.

(4) As reported on the Schedule 13G/A filed by Capital Research Group Investors with the SEC on February 13, 2013, it has sole voting and dispositive power with respect to these shares.

(5) As reported on the Schedule 13G/A filed by Blackrock, Inc. with the SEC on February 5, 2013, it has sole voting and dispositive power with respect to these shares.

(6) As reported on the Schedule 13G/A filed by FMR LLC with the SEC on February 14, 2013, it has sole dispositive power with respect to these shares and sole voting power with respect to 100,082 shares.

(7) As reported on the Schedule 13G/A filed by Steven A. Cohen with the SEC on February 14, 2013, he shares voting and dispositive power with respect to 4,732,487 shares, in whole or in part, with S.A.C. Capital Advisors, L.P., a Delaware limited partnership (560,829 shares), S.A.C. Capital Advisors, Inc., a Delaware corporation (560,829 shares), and Sigma Capital Management, LLC, a Delaware limited liability company (1,525,000 shares). S.A.C. Capital Advisors, L.P. and S.A.C. Capital Advisors, Inc. share Mr. Cohen's business address at 72 Cummings Point Road, Stamford, Connecticut 06902. Sigma Capital Management, LLC's business address is 540 Madison Avenue, New York, New York 10022.

(8) As reported on the Schedule 13G filed by The Vanguard Group with the SEC on February 12, 2013, it has sole voting power with respect to 89,224 shares, sole dispositive power with respect to 3,615,079 shares, and shared dispositive power with respect to 86,924 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of stock ownership and reports of changes in stock ownership and to provide the Company with copies of all such filed forms. Based solely on its review of such copies or written representations from reporting persons, the Company believes that all reports were filed on a timely basis during the fiscal year ended December 25, 2012.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company's compensation committee reviews and establishes executive compensation in connection with each Named Executive Officer's employment agreement. We entered into new employment agreements (the "Employment Agreements") with W. Kent Taylor, Scott M. Colosi, Steven L. Ortiz, G. Price Cooper, IV and Jill Marchant, our Named Executive Officers, on January 6, 2012, each of which expires on January 7, 2015.

Each officer's Employment Agreement establishes a base salary which is to remain constant throughout the term of the agreement, and an incentive bonus amount based on the achievement of defined goals to be established by the compensation committee. Each officer's Employment Agreement also provides for the grant of restricted stock units, which grant the officers the conditional right to receive shares of our common stock upon vesting. Each officer has agreed not to compete with us during the term of his or her employment and for a period of two years following his or her termination of employment, unless the officer's employment is terminated without cause following a change in control, in which case the officer has agreed not to compete with us through the date of the last payment of the officer's severance payments. The Employment Agreements contain a "clawback" provision that enables the Company to seek reimbursement to the Company of any compensation paid to any Named Executive Officer which is required to be recovered by any law, governmental regulation or order, or stock exchange listing requirement.

The underlying philosophy reflected in the Employment Agreements is to provide the Named Executive Officers with a compensation package which, in total, would promote the sustained profitability of the Company and align the interests of our executive officers with those of our stockholders by tying a significant amount of each officer's compensation to the overall performance of the Company. The compensation packages contained in those agreements also reflect a pragmatic response to external market conditions; that is, compensation that is competitive with comparable positions in similar industries, including the casual dining sector of the restaurant industry, but which is reasonable and in the best interests of our stockholders. We believe that the overall design of the compensation packages, along with the culture and values of our Company, allows us to attract and retain top talent, while also keeping the Named Executive Officers focused on both long-term business development and short-term financial growth.

The compensation committee did not use a compensation consultant in determining the compensation packages under the Employment Agreements, and did not apply a set formula for allocating between cash and equity in developing the total compensation packages. Rather, the compensation committee applied the business judgment of the committee members to design compensation packages for the Named Executive Officers based on the specific philosophies described herein taking into account all surrounding facts and circumstances. In deciding to continue with our existing executive compensation practices, our compensation committee considered that the holders of over 91% of the votes cast at our 2012 Annual Meeting on an advisory basis approved the compensation of our named executive officers as disclosed in the proxy statement for that Annual Meeting. While the compensation committee consulted with each of the executive officers in advance of the final approval of the Employment Agreements, none of the executive officers, including Mr. Taylor, participated in the creation of the compensation packages contained therein.

Elements of Compensation

Base Salary

Base salaries for our Named Executive Officers are designed to provide a secure base of compensation which will be effective in motivating and retaining key executives. The actual amounts paid to each Named Executive Officer during the fiscal year 2012 pursuant to the Employment Agreements are more fully described in "Executive Compensation."

Each officer's Employment Agreement establishes an annual salary as shown in the table below which is to remain constant throughout the term of the agreement.

	Annual Salary ($)
W. Kent Taylor Chairman, Chief Executive Officer	525,000
Scott M. Colosi President	400,000
Steven L. Ortiz Chief Operating Officer	480,000
G. Price Cooper, IV Chief Financial Officer	250,000
Jill Marchant General Counsel	225,000

Incentive Bonus

Incentive bonuses are designed to reward our Named Executive Officers for the success of the Company, as measured by growth in the Company's earnings per diluted share ("EPS"), and for each officer's individual contribution to that success. It is our belief that a significant amount of each officer's compensation should be tied to the performance of the Company. Accordingly, the compensation committee has established a two-pronged approach to tying the incentive compensation to Company performance. Under this approach, 50% of the target incentive bonus is awarded based on whether the Company achieves an annual EPS growth target established by the committee. The other 50% is based on a profit sharing pool comprised of 1.5% of the Company's pre-tax profits (income before taxes minus income attributable to non-controlling interests, as reported in our audited financial statements), which pool is distributed among our Named Executive Officers and certain other members of the Company's director-level management. Depending on the level of achievement of the EPS target each year, 50% of the incentive bonus may be reduced to a minimum of $0 or increased to a maximum of two times the base amount. Each one percent change from the EPS target results in an increase or decrease of ten percent to the portion of the base bonus attributable to the achievement of the EPS growth target. For example, if we achieve 11% EPS growth, the bonus payable would be 110% of the portion of the base bonus attributable to the achievement of the EPS growth target. Conversely, if we achieve nine percent the bonus payable would be 90% of the portion of the base bonus attributable to the achievement of the EPS growth target. The remaining 50% of the officers' incentive bonus will fluctuate directly with Company pre-tax profits. The annual profit sharing component allows the Named Executive Officers to participate in a profit sharing pool with other members of the Company's director-level management team. By allowing this level of participation in the Company's overall profits, the committee encourages responsible growth and aligns the interests of the officers with those of other management employees in the Company. This portion of the incentive bonus may be reduced to a minimum of $0 if the Company ceases to be profitable, and may be increased to a maximum of two times the base amount established for each individual participant. Both portions of the incentive bonus can be adjusted by the compensation committee for acquisitions or divestitures, accounting changes and other extraordinary costs. A target of ten percent EPS growth was approved for fiscal year 2012, which represented management's estimate of a fair long-term growth goal, balancing historical growth trends and the desire to increase stockholder value with the uncertainty of the macroeconomic environment. In February 2013, bonuses were paid to the officers at 116% of the base amount, based in part on actual EPS growth of 12.5% during fiscal year 2012. The actual amounts earned by each Named Executive Officer during fiscal year 2012 are more fully described in "Executive Compensation."

During fiscal year 2012, we paid bonuses on a quarterly basis, based upon achievement of quarterly targets that equal, in the aggregate, the annual target. On November 30, 2012, each of the Named Executive Officers entered into an amendment to their Employment Agreement which allows the compensation committee to elect to pay bonuses on an annual basis in order to qualify the incentive compensation for certain Named Executive Officers as tax-deductible compensation under Section 162(m) of the Internal Revenue Code.

Executive Incentive Compensation for the Fiscal Year 2012

Name	Base Bonus $	Minimum Bonus $	Maximum Bonus $
W. Kent Taylor	525,000	—	1,050,000
Scott M. Colosi	300,000	—	600,000
Steven L. Ortiz	480,000	—	960,000
G. Price Cooper, IV	150,000	—	300,000
Jill Marchant	100,000	—	200,000

Stock Awards

Prior to fiscal year 2008, we made equity awards in the form of stock options, some of which remain outstanding as noted in the Outstanding Equity Awards table below. Currently, we make equity awards in the form of restricted stock units, which represent the conditional right to receive one share of our common stock upon satisfaction of the vesting requirements.

We believe that restricted stock units offer the Named Executive Officers a financial interest in the Company and align their interests with those of our stockholders. The value of a restricted stock unit is dependent upon the price of our common stock on the date of vesting. Therefore, a recipient of a restricted stock unit is motivated to improve the Company's performance in the hope that the performance will be reflected by the stock price. Restricted stock units also serve to retain the Named Executive Officers as they vest over a period of time. The number of restricted stock units granted to each officer reflects each officer's job responsibilities and individual contribution to the success of the Company.

The number of restricted stock units granted under the Employment Agreements are shown in the table below. The grants vest in one-third increments each January 7 over a three-year period beginning on January 7, 2013 and ending on January 7, 2015. In addition, Ms. Marchant was granted 3,118 restricted stock units on February 27, 2012, pursuant to the terms of her prior employment agreement.

	Restricted Stock Units granted pursuant to Employment Agreements
W. Kent Taylor	210,000
Scott M. Colosi	150,000
Steven L. Ortiz	180,000
G. Price Cooper, IV	75,000
Jill Marchant	45,000

Separation and Change in Control Arrangements

Except in the event of a change in control, the Employment Agreements with Messrs. Taylor and Ortiz provide that no severance will be paid to either of them upon termination of employment, but each is entitled to receive a gift of a crisp $100 bill if his employment is terminated by the Company without cause before the end of the term. Except in the event of a change in control, the Employment Agreements with Mr. Colosi, Mr. Cooper and Ms. Marchant provide that if the Company terminates their employment without cause before the end of the term, the Company will pay a severance payment equal to any bonus for a quarter or year already ended (even if not yet paid at termination), plus the officer's base salary for a period of 180 days, and payment of a fixed sum ($150,000 for Mr. Colosi, $75,000 for Mr. Cooper, and $50,000 for Ms. Marchant). Similar payments are due to the officers if employment is terminated by reason of death or disability before the end of the term. The Company provides these severance payments to allow for a period of transition and in exchange for a full release of claims against the Company. The salary component of the severance payments is subject to deductions and withholdings and is to be paid to the officers in periodic installments in accordance with our normal payroll practices. The fixed sum is paid in a single lump sum, and any bonus component of the severance payments for a performance period that ended before termination is to be paid on the same date as the payment would have been made had his or her employment not been terminated.

The Employment Agreements also provide that if the officer's employment is terminated other than for cause following a change in control, or if the officer resigns for good reason following a change in control because he or she is required to relocate, the Company's successor does not agree to be bound by the agreement, or the officer's responsibilities, pay or total benefits are reduced, such officer will receive severance payments in an amount equal to the officer's base salary and incentive bonus for a period which is the longer of the remainder of the term of the agreement or one year. In addition, the officer's unvested stock options or other stock awards, if any, will become vested as of the date of termination. The payments and acceleration of vesting of the stock options or other stock awards are contingent upon the officer signing a full release of claims against the Company. The salary component of the severance payments is subject to deductions and withholdings and is to be paid to the officers in periodic installments in accordance with our normal payroll practices or in a lump sum at the discretion of the compensation committee and in compliance with Section 409A of the Internal Revenue Code. The bonus component of the severance payments to the officers is to be paid on the same date as the payment would have been made had his or her employment not been terminated.

According to the terms of the Employment Agreements, a change in control means that one of the following events has taken place: (1) the stockholders of the Company approve (a) a merger or statutory plan of exchange involving the Company ("*Merger*") in which the Company is not the continuing or surviving corporation or pursuant to which the Common Stock, $0.001 par value ("*Common Stock*") would be converted into cash, securities or other property, other than a Merger involving the Company in which the holders of Common Stock immediately prior to the Merger have substantially the same proportionate ownership of common stock of the surviving corporation after the Merger, or (b) a sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company or the adoption of any plan or proposal for the liquidation or dissolution; (2) during any period of 12 months or less, individuals who at the beginning of such period constituted a majority of the Board of Directors cease for any reason to constitute a majority thereof unless the nomination or election of such new directors was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period; (3) a tender or exchange offer (other than one made by (a) the Company, or (b) W. Kent Taylor or any corporation, limited liability company, partnership, or other entity in which W. Kent Taylor owns a direct or indirect ownership of 50% or more, or controls 50% or more of the voting power [collectively, the "*Taylor Parties*"]) is made for the Common Stock (or securities convertible into Common Stock) and such offer results in a portion of those securities being purchased and the offeror after the consummation of the offer is the beneficial owner (as determined pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended [the "*Exchange Act*"]), directly or indirectly, of securities representing in excess of the greater of at least 20 percent of the voting power of outstanding securities of the Company or the percentage of the voting power of the outstanding securities of the Company collectively held by all of the Taylor Parties; or (4) any person other than a Taylor Party becomes the beneficial owner of securities representing in excess of the greater of 20 percent of the aggregate voting power of the outstanding securities of the Company as disclosed in a report on Schedule 13D of the Exchange Act or the percentage of the voting power of the outstanding securities of the Company collectively held by all of the Taylor Parties. Notwithstanding anything in the foregoing to the contrary, no change of control shall be deemed to have occurred for purposes of an individual Employment Agreement by virtue of any transaction which results in the affected Named Executive Officer, or a group of persons which includes the affected Named Executive Officer, acquiring, directly or indirectly, securities representing 20 percent or more of the voting power of outstanding securities of the Company.

The estimated amounts that would be payable to a Named Executive Officer under these arrangements are more fully described in "Termination, Change of Control and Change of Responsibility Payments."

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the compensation committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 25, 2012.

All members of the compensation committee concur in this report.

James F. Parker, Chair
Martin T. Hart
Gregory N. Moore
James R. Ramsey
James R. Zarley

Summary Compensation Table

The following table sets forth the total compensation paid or accrued during the fiscal years 2012, 2011, and 2010 for W. Kent Taylor, our Chairman and Chief Executive Officer, and G. Price Cooper, IV, our Chief Financial Officer. It also includes such information for each of our three other most highly compensated executive officers during 2012, 2011, and 2010, as applicable.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)(1) (d)	Grant Date Fair Value of Stock Awards ($)(2)(3) (e)	Non-equity Incentive Plan Compensation ($) (f)	All Other Compensation ($) (i)	Total ($)(3) (j)
W. Kent Taylor	2012	525,000	—	3,200,400(i)	490,637	9,000	4,225,037
Chairman, Chief Executive Officer	2011	300,000	—	—	305,800	9,000	614,800
	2010	300,000	—	—	380,800	9,000	689,800
G. Price Cooper, IV(4)	2012	250,000	200	1,143,000(i)	164,405	9,000	1,566,605
Chief Financial Officer	2011	217,961	200	—	132,556	9,000	359,717
Scott M. Colosi	2012	400,000	200	2,286,000(i)	391,700	9,000	3,086,700
President	2011	334,615	200	723,339(ii)	388,019	9,000	1,455,173
	2010	300,000	200	—	476,000	9,000	785,200
Steven L. Ortiz	2012	480,000	200	2,743,200(i)	603,280	9,000	3,835,680
Chief Operating Officer	2011	460,000	200	1,012,661(ii)	611,600	9,000	2,093,461
	2010	460,000	—	—	761,600	9,000	1,230,600
Jill Marchant(5)	2012	225,000	100	738,245(iii)	95,653	18,797(6)	1,077,795
General Counsel	2011	79,615	50,000	16,256(iv)	25,000	12,328	183,199

(1) Except as discussed in footnote (5) below, this column represents holiday bonus awards paid to the Named Executive Officers for the fiscal years ended December 25, 2012, December 27, 2011, and December 28, 2010.

(2) Column (e) reflects the grant date fair value of the awards pursuant to the Company's equity incentive program in accordance with ASC 718. For restricted stock units, fair value is equal to the closing price of the company's common stock on the trading day immediately preceding the date of the grant, which is set forth below:

(i) $15.24

(ii) $17.36

(iii) $15.24, with respect to the 45,000 restricted stock units granted pursuant to Ms. Marchant's current Employment Agreement; $16.82 with respect to the 3,118 restricted stock units granted on February 27, 2012, pursuant to the terms of Ms. Marchant's prior employment agreement.

(iv) $14.36

The Company cautions that the amounts reported in the Summary Compensation Table for these awards may not represent the amounts that the Named Executive Officers will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on the Company's actual operating performance, stock price fluctuations and the Named Executive Officer's continued service with the Company. Additional information on all outstanding stock and option awards is reflected in the "Grants of Plan-Based Awards Table" and the "Outstanding Equity Awards at Fiscal Year End Table."

(3) The 2012 amounts include the full grant date fair value of the restricted stock units granted to the Named Executive Officers in their respective Employment Agreements; however, the grants vest in one-third increments each January 7 over a three-year period beginning on January 7, 2013 and ending on January 7, 2015. As a result the officers did not realize the total amounts reported in columns (e) and (g) in fiscal year 2012.

(4) Mr. Cooper assumed the position of Chief Financial Officer on August 17, 2011. Prior to that date, he was employed as Vice President of Finance, a position he also held during fiscal year 2010.

(5) Ms. Marchant assumed the position of General Counsel on December 1, 2011. Prior to that date, she was employed as Special Counsel, a position she held since August 15, 2011.

(6) This amount consists of a $7,800 auto allowance and $10,997 in relocation assistance.

Grants of Plan-Based Awards in Fiscal Year 2012

The following table presents information with respect to grants of stock awards to the Named Executive Officers during fiscal year 2012.

Grants of Plan-Based Awards Table

Name (a)	Grant Date (b)	All Other Stock Awards: Number of Shares of Stock or Units (#)(1) (c)	Grant Date Fair Value of Stock and Option Awards ($)(2) (d)
W. Kent Taylor	January 6, 2012	210,000	3,200,400
Scott M. Colosi	January 6, 2012	150,000	2,286,000
Steven L. Ortiz	January 6, 2012	180,000	2,743,200
G. Price Cooper, IV	January 6, 2012	75,000	1,143,000
Jill Marchant	January 6, 2012	45,000	685,800
	February 27, 2012	3,118	52,445

(1) Each stock award listed in column (c) consists of restricted stock units, where each unit represents the conditional right to receive one share of our common stock upon satisfaction of vesting requirements. The grants vest in 1/3 increments each January 7 over a three-year period beginning on January 7, 2013 and ending on January 7, 2015. See the "Compensation Discussion and Analysis" for the conditions of accelerated vesting upon termination of employment other than for cause.

(2) Column (d) reflects the grant date fair value of the awards pursuant to the Company's equity incentive program in accordance with ASC 718. For restricted stock units, fair value is equal to the closing price of the company's common stock on the trading day immediately preceding the date of the grant, which was $15.24, except with respect to the grant made to Ms. Marchant on February 27, 2012, for which the grant date fair value was $16.82.

The Company cautions that the amounts reported in the Grants of Plan-Based Awards Table for these awards may not represent the amounts that the Named Executive Officers will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on the Company's actual operating performance, stock price fluctuations and the Named Executive Officer's continued employment. The Company also notes that these grants vest in one-third increments each January 7 over a three-year period beginning on January 7, 2013 and ending on January 7, 2015. As a result the officers did not realize the amounts reported in columns (c) and (d) in fiscal year 2012.

Outstanding Equity Awards

The following table presents information with respect to outstanding stock option and stock awards as of December 25, 2012 by the Named Executive Officers.

Outstanding Equity Awards at Fiscal Year End Table

	Option Awards				Stock Awards	
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#) (c)	Option Exercise Price ($) (d)	Option Expiration Date(1) (e)	Number of Shares or Units of Stock That Have Not Vested (#)(2) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3) (g)
W. Kent Taylor	—	—	NA	NA	210,000(i)	3,532,200
Scott M. Colosi	—	—	NA	NA	191,667(ii)	3,223,839
Steven L. Ortiz	77,896	—	8.75	10/08/2014(i)	238,333(iii)	4,008,761
G. Price Cooper, IV	—	—	NA	NA	75,000(iv)	1,261,500
Jill Marchant	—	—	NA	NA	49,250(v)	828,385

(1) The option vesting date is 10/08/2007

See the "Compensation Discussion and Analysis" for the conditions of accelerated vesting upon termination of employment other than for cause.

(2) The vesting schedule is as follows:

(i) 70,000 shares on January 7, 2013; 70,000 shares on January 7, 2014; and 70,000 shares on January 7, 2015

(ii) 91,667 shares on January 7, 2013; 50,000 shares on January 7, 2014; and 50,000 shares on January 7, 2015

(iii) 118,333 shares on January 7, 2013; 60,000 shares on January 7, 2014; and 60,000 shares on January 7, 2015

(iv) 25,000 shares on January 7, 2013; 25,000 shares on January 7, 2014; and 25,000 shares on January 7, 2015

(v) 15,000 shares on January 7, 2013; 15,000 shares on January 7, 2014; 4,250 shares on August 15, 2014; and 15,000 shares on January 7, 2015

See the Compensation Discussion and Analysis for the conditions of accelerated vesting upon termination of employment other than for cause.

(3) Market value was computed using the Company's closing stock price on December 24, 2012 of $16.82 per share. The Company's fiscal year ended on December 25, 2012, a day on which NASDAQ was closed.

Options Exercised and Stock Vested

The following table presents information with respect to stock options exercised and stock awards vested during the fiscal year ended December 25, 2012 by the Named Executive Officers.

Option Exercises and Stock Vested Table

Name (a)	Option Awards: Number of Shares Acquired on Exercise (#) (b)	Option Awards: Value Realized on Exercise ($)(1) (c)	Stock Awards: Number of Shares Acquired on Vesting (#) (d)	Stock Awards: Value Realized on Vesting ($)(2) (e)
W. Kent Taylor	—	NA	—	NA
Scott M. Colosi	117,335	976,454	31,250	476,250
Steven L. Ortiz	242,666	2,260,853	43,750	666,750
G. Price Cooper, IV	—	NA	10,000	184,000
Jill Marchant	—	NA	—	NA

(1) The value realized upon exercise of options represents the difference between the market value of the underlying securities at exercise and the exercise price of the options.

(2) The value realized upon vesting of restricted stock units represents the market value of the underlying shares on the vesting date.

Termination, Change of Control and Change of Responsibility Payments

If a Named Executive Officer resigns or is terminated for cause prior to the expiration of the term of his or her Employment Agreement, the officer shall receive payment of his or her annual base salary then in effect through the date of resignation or termination.

If a Named Executive Officer is terminated prior to the expiration of the term of his or her Employment Agreement as a result of death or disability, such officer's beneficiary or estate shall be entitled to receive an amount equal to such officer's annual base salary then in effect through the date of termination due to death or disability, plus any earned but unpaid bonus, plus the amount of such officer's annual base salary then in effect for 180 days following the termination, plus a fixed bonus amount as follows: for Mr. Taylor, $262,500; for Mr. Colosi, $150,000; for Mr. Ortiz, $240,000; for Mr. Cooper, $75,000; and for Ms. Marchant, $50,000.

The following table lists the estimated amounts payable to a Named Executive Officer pursuant to the Employment Agreements if his or her employment had been terminated without cause unrelated to a change of control on December 25, 2012, the last day of our fiscal year, provided that each officer signed a full release of all claims against us.

Termination Payments Table

Name (a)	Estimated Payments ($)(1) (b)	Estimated Value of Newly Vested Stock Awards ($)(2) (c)	Total ($) (d)
W. Kent Taylor	100	3,532,200	3,532,300
Scott M. Colosi	347,260	3,223,839	3,571,099
Steven L. Ortiz	100	4,008,761	4,008,861
G. Price Cooper, IV	198,288	1,261,500	1,459,788
Jill Marchant	160,959	828,385	989,344

(1) Messrs. Taylor and Ortiz were each entitled to a crisp $100 bill upon the termination of their employment without cause. If the employment of Mr. Colosi had been terminated under those circumstances, he would have received the proportionate share of his annual base salary then in effect ($400,000) for 180 days, plus $150,000. If the employment of Mr. Cooper had been terminated under those circumstances, he would have received the

proportionate share of his annual base salary then in effect ($250,000) for 180 days, plus $75,000. If the employment of Ms. Marchant had been terminated under those circumstances, she would have received the proportionate share of her annual base salary then in effect ($225,000) for 180 days, plus $50,000.

(2) Each officer's restricted stock units would have become immediately vested upon a termination of his or her employment without cause. The amounts shown in this column represent the value of the restricted stock units at the closing price of our common stock on December 24, 2012, which was $16.82. The number of restricted stock units which would have vested on that date is shown in "Outstanding Equity Awards." None of the Named Executive Officers had unvested stock options as of December 25, 2012.

The following table lists the estimated amounts payable to a Named Executive Officer if his or her employment had been terminated without cause following a change of control, or if any of the officers had resigned his or her position for good reason following a change of control, on December 25, 2012, the last day of our fiscal year, provided that each officer signed a full release of all claims against us.

Change in Control, Change in Responsibilities Payments Table

Name (a)	Estimated Payments ($)(1) (b)	Estimated Value of Newly Vested Stock Awards ($)(2) (c)	Total ($) (d)
W. Kent Taylor	1,585,096	3,532,200	5,117,296
Scott M. Colosi	1,107,692	3,223,839	4,331,531
Steven L. Ortiz	1,449,231	4,008,761	5,457,992
G. Price Cooper, IV	654,808	1,261,500	1,916,308
Jill Marchant	554,327	828,385	1,382,712

(1) If the employment of any of the officers had been terminated without cause following a change of control, or if any of the officers had resigned his or her position for good reason following a change of control, the officer would have received the amount of his or her then current base salary and incentive bonus through the end of the term of the officer's employment agreement, but not less than one year. Had an officer's employment been so terminated on December 25, 2012, each officer would have received payment through January 7, 2015.

The table below details the estimated payment for each officer.

Name (a)	Salary ($) (b)	Bonus ($) (c)	Total Estimated Payments ($) (d)
W. Kent Taylor	1,060,096	525,000	1,585,096
Scott M. Colosi	807,692	300,000	1,107,692
Steven L. Ortiz	969,231	480,000	1,449,231
G. Price Cooper, IV	504,808	150,000	654,808
Jill Marchant	454,327	100,000	554,327

(2) Each officer's restricted stock units would have become immediately exercisable upon a termination of his or her employment without cause following a change of control, or if any of the officers had resigned his or her position for good reason following a change of control. The amounts shown in this column represent the value of the restricted stock units at the closing price of our common stock on December 24, 2012, which was $16.82. The number of restricted stock units which would have vested on that date are shown in "Outstanding Equity Awards." None of the Named Executive Officers had unvested stock options as of December 25, 2012.

AUDIT COMMITTEE REPORT

The audit committee of the Board is composed of three directors, all of whom meet the criteria for independence under the applicable NASDAQ and SEC rules and the Sarbanes-Oxley Act. The committee acts under a written charter adopted by the Board, a copy of which is available on the Company's website at *www.texasroadhouse.com*.

The audit committee has prepared the following report on its activities and with respect to the Company's audited financial statements for the fiscal year ended December 25, 2012 (the "Audited Financial Statements").

- The audit committee met 16 times during fiscal year 2012. The committee's meetings included private sessions with the Company's independent auditors and internal auditor, as well as executive sessions consisting of only committee members. The committee also met periodically in private sessions with management, including the Company's Chief Financial Officer and the Company's General Counsel;
- The audit committee reviewed the certification process for the Company's Code of Business Conduct and Ethics, and the corresponding results.
- The audit committee reviewed the scope, plans and results of the testing performed by the Company's internal auditors and independent auditors in their assessments of internal control over financial reporting;
- The audit committee reviewed the matters submitted to it via the Company's whistleblower hotline regarding concerns about allegedly questionable financial, accounting or auditing matters;
- The audit committee reviewed with management, including the internal auditor and the General Counsel, and the independent auditors, the Company's practices with respect to risk assessment and risk management. The overall adequacy and effectiveness of the Company's legal, regulatory and ethical compliance programs were also reviewed;
- The audit committee reviewed with the General Counsel the Company's disclosures with respect to current lawsuits;
- The audit committee reviewed and discussed the Company's Audited Financial Statements for the fiscal year 2012 with management;
- On a quarterly basis, the audit committee discussed with KPMG LLP, the Company's independent auditors for the fiscal year 2012, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees;
- The audit committee received from the independent auditors the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the audit committee concerning independence, and has discussed with the independent auditor the independent auditor's independence;
- The audit committee reviewed the selection, application and disclosure of critical accounting policies;
- The audit committee reviewed the Company's earnings press releases prior to issuance;
- The audit committee reviewed the Company's Quarterly and Annual Reports on Form 10-Q and Form 10-K prior to filing with the SEC; and
- Based on the review and discussion referred to above, and in reliance thereon, the audit committee recommended to the Board that the Audited Financial Statements be included in the

Company's Annual Report on Form 10-K for the fiscal year ended December 25, 2012, for filing with the SEC.

All members of the audit committee concur in this report.

Gregory N. Moore, Chair
James F. Parker
James R. Ramsey

Related Transactions

The audit committee's charter provides that the audit committee will review and approve any transactions between us and any of our executive officers, directors and 5% stockholders, or any members of their immediate families, in which the amount involved exceeds the threshold limits established by the regulations of the SEC. In reviewing a related-party transaction, the audit committee considers the material terms of the transaction, including whether the terms are generally available to an unaffiliated third party under similar circumstances. Unless specifically noted, the transactions described below were entered into before our initial public offering and the subsequent formation of the audit committee.

Grants of Franchise or License Rights

We have licensed or franchised restaurants to companies owned in part by the executive officers listed below. The licensing or franchise fees paid by these companies to us range from 0.0% to 3.5% of restaurant sales, which is less than the amount we typically charge to franchisees. We believe that allowing certain executive officers with ownership interests in our restaurants that pre-dated our initial public offering to continue to maintain those ownership interests adds an ongoing benefit to the Company by making the executive officers more invested in the overall success of the brand.

Restaurant	Name and Ownership	Initial Franchise Fee	Royalty Rate	Royalties Paid to Us in Fiscal 2012	Management or Supervision Fees Paid to Us in Fiscal 2012
				($ in thousands)	($ in thousands)
Billings, MT	W. Kent Taylor (55.0%)	—	3.5%	152,386	21,769
	Scott M. Colosi (2.0%)				
Bossier City, LA ..	Steven L. Ortiz (66.0%)	—	3.5%	141,072	20,153
Brownsville, TX...	Steven L. Ortiz (30.61%)	—	3.5%	175,008	25,001
Everett, MA	W. Kent Taylor (59.0%)	—	3.5%	197,310	28,187
Fargo, ND	Scott M. Colosi (5.05%)	—	3.5%	148,690	21,241
Lexington, KY....	W. Kent Taylor (10.0%)	—	2.0%	89,656	—
Longmont, CO ...	Steven L. Ortiz (47.5%)	—	3.5%	99,656	14,237
McKinney, TX ...	Steven L. Ortiz (30.0%)	—	3.5%	139,822	19,975
	Scott M. Colosi (2.0%)				
Melbourne, FL ...	W. Kent Taylor (34.0%)	—	—	—	97,099
Muncie, IN(1)	W. Kent Taylor (11.48%)	—	—	—	50,000
New Berlin, WI ...	Steven L. Ortiz (30.0%)	—	3.5%	97,312	13,902
	Scott M. Colosi (2.0%)				
Omaha, NE	Scott M. Colosi (10.99%)	—	3.5%	136,136	19,448
Port Arthur, TX ..	W. Kent Taylor (30.0%)	—	3.5%	153,933	21,990
	Steven L. Ortiz (30.5%)				
	Scott M. Colosi (3.0%)				
Temple, TX......	Steven L. Ortiz (78.0%)	—	3.5%	123,739	17,677
Wichita, KS......	W. Kent Taylor (48.1%)	—	3.5%	222,403	31,772
	Scott M. Colosi (4.0%)				

(1) Licensed restaurant which opened in November 1996.

On March 19, 2004, we entered into a preliminary franchise agreement with a company which is 95% owned by W. Kent Taylor to develop a restaurant at a location which is to be determined. The terms of the preliminary franchise agreement provide for no initial franchise fees and royalties of 3.5% of restaurant sales. During 2012, we received no payment from this franchise restaurant, as none was due. The executive officers will not be granted any additional franchise rights.

The franchise agreements and preliminary franchise agreements that we have entered into with our executive officers contain the same terms and conditions as those agreements that we enter into with our other domestic franchisees, with the exception of the initial franchise fees and the royalty rates, which are currently $40,000 and 4.0%, respectively, for our other domestic franchisees. With the exception of the Muncie, IN licensed restaurant, we have the contractual right, but not the obligation, to acquire the restaurants owned by our executive officers based on a pre-determined valuation formula which is the same as the formula contained in the domestic franchise agreements that we have entered into with other franchisees with whom we have such rights. A preliminary agreement for a franchise may be terminated if the franchisee does not identify and obtain our approval of its restaurant management personnel, locate and obtain our approval of a suitable site for the restaurant or does not demonstrate to us that it has secured necessary capital and financing to develop the restaurant. Once a franchise agreement has been entered into, it may be terminated if the franchisee defaults in the performance of any of its obligations under the agreement, including its obligations to operate the restaurant in strict accordance with our standards and specifications. A franchise agreement may also be terminated if a franchisee becomes insolvent, fails to make its required payments, creates a threat to the public health or safety, ceases to operate the restaurant or misuses the Texas Roadhouse trademarks.

Other Related Transactions

The Longview, Texas restaurant, leases the land and restaurant building from an entity controlled by Steven L. Ortiz, our Chief Operating Officer. The lease is for 15 years and will terminate in November 2014. We can renew the lease for two additional periods of five years each. Rent is approximately $19,000 per month. The lease can be terminated if the tenant fails to pay the rent on a timely basis, fails to maintain the insurance specified in the lease, fails to maintain the building or property or becomes insolvent. Total rent payments for 2012 were approximately $224,000.

The Bossier City, Louisiana restaurant, of which Steven L. Ortiz beneficially owns 66.0% and we own 5.0%, is leased from an entity owned by Mr. Ortiz. The lease is for 15 years and will terminate on March 31, 2020. We can renew the lease for three additional periods of five years each. Rent is approximately $16,600 per month and escalates 10% each five years during the term. The lease can be terminated if the tenant fails to pay rent on a timely basis, fails to maintain insurance, abandons the property or becomes insolvent. The tenant's obligation to pay rent commenced in April 2005 and total rent payments for 2012 were approximately $199,000. The audit committee ratified this transaction in February 2005 after considering market rentals of comparable land and building leases and considering our limited ownership interest. Additionally, the audit committee requested that we attempt to purchase the land and building from Mr. Ortiz' entity in the event the restaurant is ever acquired by us.

We entered into real estate lease agreements for franchise restaurants located in Everett, MA, of which W. Kent Taylor beneficially owns 59.0%, Longmont, CO, of which Steven L. Ortiz owns 47.5%, and Fargo, ND, of which Scott M. Colosi owns 5.05%, before our granting franchise rights for those restaurants. We have subsequently assigned the leases to the franchisees, but we remain contingently liable if a franchisee defaults under the terms of a lease. The Longmont lease expires in May 2014, the Everett lease expires in February 2018 and the Fargo lease expires in July 2016.

PRESENTATION OF PROPOSALS

PROPOSAL 1—ELECTION OF DIRECTORS

The Company's by-laws provide for not less than one and not more than 15 directors. Our Board currently consists of six directors divided into three classes, with members of each class serving a three-year term. At the Annual Meeting, we are electing two Class III directors. Although it is not anticipated that either of the nominees listed below will decline or be unable to serve, if that should occur, the proxy holders may, in their discretion, vote for substitute nominees.

Nominees for Election as Directors

Set forth below are the Board members who will stand for re-election at the Annual Meeting, together with their ages, all Company positions and offices each person currently holds and the year in which each person joined the Board.

Name	Age	Position or Office	Director Since
Gregory N. Moore	63	Director	2005
James F. Parker	66	Director	2004

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES FOR CLASS III DIRECTORS OF THE COMPANY.

PROPOSAL 2—RATIFICATION OF INDEPENDENT AUDITORS

Pursuant to its charter, the audit committee has appointed the firm of KPMG LLP to serve as the independent auditors to audit the consolidated financial statements and the internal control over financial reporting of the Company for the fiscal year which ends on December 31, 2013. Accordingly, a resolution will be presented at the Annual Meeting to ratify the appointment of KPMG LLP. If the stockholders fail to ratify the appointment of KPMG LLP, the audit committee will take this result into account when appointing an independent auditor for fiscal year 2014. Even if the appointment is ratified, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm as the Company's independent auditors at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its stockholders. One or more representatives of KPMG LLP are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Fees Paid to the Independent Auditors

We paid the following fees to KPMG LLP for fiscal years 2012 and 2011:

	2012	2011
Audit Fees	537,000	$527,000
Audit-related Fees	—	—
Tax Fees	12,706	—
	549,706	$527,000

Audit Fees

KPMG LLP charged $537,000 in fiscal year 2012 and $527,000 in fiscal year 2011 for audit fees. These include professional services in connection with the audit of the Company's annual financial statements and its internal control over financial reporting. They also include reviews of the Company's financial statements included in the Company's Quarterly and Annual Reports on Form 10-Q and Form 10-K and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years shown.

Audit-related Fees

KPMG LLP did not charge the Company for any audit-related services in fiscal years 2012 or 2011.

Tax Fees

KPMG LLP charged $12,706 for tax consulting services in fiscal year 2012. KPMG LLP did not charge the Company for tax consulting services in fiscal year 2011.

Pre-approval Policies and Procedures

The audit committee pre-approved all audit, audit-related and permissible non-audit services provided to the Company by KPMG LLP before management engaged the auditors for those purposes. The policy of the committee is to review all engagement letters for accounting firms for non-audit services.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF KPMG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR 2013.

PROPOSAL 3—ADVISORY VOTE ON APPROVAL OF EXECUTIVE COMPENSATION

The Board of Directors requests stockholder approval of the compensation of the Company's Named Executive Officers as described in the Compensation Discussion and Analysis, the Executive Compensation section and the other related executive compensation tables and related discussions in this proxy statement. As an advisory vote, the outcome of the voting on this proposal is not binding upon the Company; however, the compensation committee, which is responsible for establishing and administering the Company's executive compensation program, values the opinions expressed by stockholders on this proposal and will consider the outcome of the vote when making future compensation decisions for Named Executive Officers.

The objective of the compensation committee in setting and evaluating the compensation of our Named Executive Officers is to promote the sustained profitability of the Company. Toward that end, we seek to attract and retain talented people and to align the interests of our executive officers with those of our stockholders by tying a significant amount of each officer's compensation to the overall performance of the Company. We also seek to provide those officers with a compensation package that is competitive with comparable positions in similar industries. As a result, compensation for the Named Executive Officers is divided into three key components: (1) base salary, which provides a secure base of compensation and serves to motivate and retain our Named Executive Officers; (2) an incentive bonus, which rewards our Named Executive Officers for the success of the Company as measured by growth in the Company's earnings per diluted share and its overall pre-tax profitability, and for each officer's individual contribution to that success; and (3) grants of restricted stock units, which offer the Named Executive Officers a financial interest in the long-term success of the Company and align their interests with those of our stockholders.

This structure, along with the culture and values of our Company, allows the Company to attract and retain top talent, while also encouraging our officers to keep their focus on key strategic financial and operational goals. The Board was pleased to receive stockholder approval of the compensation packages of our Named Executive Officers in the advisory vote at the prior Annual Meeting and again requests approval of the compensation packages of our Named Executive Officers.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE EXECUTIVE COMPENSATION DETAILED IN THIS PROXY STATEMENT.

PROPOSAL 4—APPROVAL OF THE TEXAS ROADHOUSE, INC. 2013 LONG-TERM INCENTIVE PLAN

Summary of the Plan

The Company currently maintains the Texas Roadhouse, Inc. 2004 Equity Incentive Plan (the "Current Plan"). On November 15, 2012, the Board approved the Texas Roadhouse, Inc. 2013 Long-Term Incentive Plan (the "Plan"), subject to stockholder approval at the annual meeting. The purpose of the Plan is to allow us to retain the services of the group of Eligible Persons (described below), to secure and retain the services of new Eligible Persons and to provide incentives for Eligible Persons to exert maximum efforts for the success of the Company and its affiliates and the Company's stockholders. The Plan was adopted to increase the number of shares available for awards to Eligible Persons and to enable us to continue to provide incentives to Eligible Persons, to broaden the types of equity and equity-based awards that we may make, to include current market-based provisions in the Plan and to enable us to make equity and cash based awards that constitute performance-based compensation for purposes of section 162(m) of the Internal Revenue Code (the "Code").

If the Plan is approved by the Company's stockholders, no future awards will be made under the Current Plan.

A copy of the Plan is attached to this proxy statement as Appendix A. The principal features of the Plan are described below, but such description is qualified in its entirety by reference to the complete text of the Plan. The Plan will not become effective unless stockholder approval is obtained at the annual meeting.

Administration

The Plan is administered by a "Committee" which generally will be the compensation committee of the Board; provided, however, that the Committee with respect to awards to non-employee directors will be the Board. In addition, the Committee will generally be comprised of not fewer than two directors (or a greater number if required for compliance with applicable securities laws) who are independent for purposes of stock exchange listing requirements and, in the case of awards that are intended to be performance-based compensation for purposes of Section 162(m) of the Code, who are outside directors within the meaning of Section 162(m) of the Code. The Committee selects the Eligible Persons who are to be granted awards under the Plan, the types of awards to be granted and the applicable terms, conditions, performance criteria, restrictions and other provisions of such awards. The Committee also has the authority to conclusively interpret the Plan. Subject to stock exchange rules, the Committee may delegate all or any portion of its responsibilities or powers under the Plan to persons selected by it.

Eligibility

Non-employee directors of the Company, employees of the Company or any of its affiliates and other persons who are engaged to provide consulting services to the Company or any of its affiliates or who serve as compensated members of the board of directors of any of the Company's affiliates are "Eligible Persons". An Eligible Person becomes a "Participant" in the Plan when an award is made to the Eligible Person under the Plan. No awards will be made under the Plan unless the Plan is approved by the Company's stockholders. Only employees of the Company and its eligible corporate subsidiaries may be awarded Incentive Stock Options under the Plan. In any case, the Committee will select the actual Participants. As of December 25, 2012, there were five non-employee directors, and approximately 1,400 employees (including executive officers), expected to be eligible to participate in the Plan. As of December 25, 2012, no other persons are expected to be eligible to participate in the Plan. To date, no awards have been made under the Plan. Because future awards are made at the discretion of the Committee, the recipients and grants of future awards are not determinable at this time.

Shares Available for Issuance Under the Plan; Limitations on Grants

As of December 25, 2012, there were 3,866,685 shares of the Company's Common Stock ("Common Stock") available for future awards under the Current Plan, which together represent 5.6% of the outstanding Common Stock on a fully-diluted basis as of that date. If the Plan is approved by stockholders, there will be 7,000,000 shares of Common Stock available for future awards through November 15, 2022, which together with shares that may be issued pursuant to outstanding awards under the Current Plan, would represent 15.8% of our outstanding Common Stock as of December 25, 2012. It is important to note, however, that if the Plan is approved, no future awards may be made under the Current Plan thereafter. On December 24, 2012, the last trading day prior to December 25, 2012, the closing price of the Common Stock on the NASDAQ market was $16.82.

If any award under the Plan expires or otherwise terminates, in whole or in part, without the full amount of shares of Common Stock issuable under such award having been issued, the shares of Common Stock not issued under such award shall revert to and again become available for issuance under the Plan. For this purpose, shares withheld to pay the exercise price of an Option or to pay tax withholding shall be treated as issued and shall not revert and again be available for issuance under the Plan. In addition, if the Company issues shares in assumption of, or in substitution or exchange for, an award that was previously awarded (or an obligation to make a future award) by a company that is acquired by the Company or any of its affiliates (or with which the Company or any affiliate combines), then shares issued in such assumption, substitution or exchange will not count against the Plan limit or the individual limits (described below).

The maximum number of shares of Common Stock that may delivered pursuant to the exercise of Incentive Stock Options under the Plan cannot exceed the Plan limit of 7,000,000. The Plan also provides that the maximum number of shares that may be delivered to any one Participant during any one calendar-year period pursuant to Options, SARs or Full Value Awards that are intended to constitute performance-based compensation for purposes of Section 162(m) of the Code is 1,000,000 for each type of award. With respect to Cash Incentive Awards that are intended to be performance-based for purposes of Section 162(m) of the Code, the maximum amount payable to any one Participant with respect to any twelve month performance period (pro rated for performance periods lesser or greater than twelve months) is $5,000,000.

In each case, the number of shares (as well as the exercise price of Options and SARs and the limits on individual awards) is subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure of the Company or the outstanding shares of Common Stock.

Shares of Common Stock reserved for issuance under the Plan may be currently authorized but unissued shares currently held or shares reacquired by the Company or shares purchased in the open market or private transactions.

Options and SARs

Under the Plan, the Committee may award Incentive Stock Options conforming to the provisions of Section 422 of the Code, Non-Qualified Stock Options which do not conform to the requirements of Section 422 of the Code and SARs. Incentive Stock Options may only be awarded to employees of the Company and its eligible corporate subsidiaries.

The Committee will determine the exercise price of any Option and SAR in its discretion; provided, however, that the exercise price of any Option or SAR may not be less than 100% of the fair market value of a share of Common Stock on the date of grant. Except for adjustments in connection with a corporate transaction or restructuring or reductions approved by the Company's stockholders, the exercise price of an Option or SAR may not be decreased after the date of grant nor may an outstanding Option or SAR be surrendered to the Company as consideration for the grant of a replacement Option or SAR with a lower exercise price or a Full Value Award. In addition, unless approved by the Company's stockholders, in no event will any Option or SAR be surrendered to the Company in consideration for a cash payment if, at the time of such surrender, the exercise price of the Option or SAR is less than the then current fair market value of a share of Common Stock.

The Committee will determine the terms and conditions of exercise and vesting of each Option and SAR in its discretion; provided, however, that the maximum term of an Option or SAR may not exceed ten years from the date of grant. In addition, all Options and SARs under the Plan, whether or not then exercisable, generally cease vesting when a Participant ceases to be a director, officer or employee of, or otherwise ceases to perform services for, the Company or its affiliates and will remain exercisable for 3 months after the Participant's termination of employment or service. The Plan provides, however, that, unless otherwise provided by the Committee, the following special expiration rules will apply (but in no event will the Option or SAR be exercisable after the expiration of the term as summarized above):

- If the Participant's employment or service with the Company and its affiliates terminates due to disability, Options and SARs will remain exercisable for 12 months post-termination.
- If the Participant's employment or service with the Company and its affiliates terminates due to death or if the Participant dies after termination of employment or service but prior to the expiration date of the Option or SAR that would otherwise apply, the Option or SAR will remain exercisable for 12 months post-termination.

The Committee will determine the procedures pursuant to which Options and SARs may be exercised. Upon exercise of the SAR, the Participant will receive cash or a number of shares of Common Stock having a fair market value equal to the difference between the fair market value of a share of Common Stock on the date of exercise and the exercise price of the SAR multiplied by the number of shares as to which the SAR is exercised. Unless otherwise provided by the Committee, the exercise price of any Option may be paid in any of the following ways (or combination thereof):

- in cash or cash equivalents;
- by delivery of shares of Common Stock with a fair market value equal to the exercise price that have been held by the Participant for at least six months (or such shorter or longer period as may be required to avoid variable accounting); and/or
- any other form of consideration that may be acceptable to the Committee.

Full Value Awards

Under the Plan, the Committee may award "Full Value Awards" which is the grant of a right to receive one or more shares of Common Stock in the future (including restricted stock, restricted stock units, deferred stock units, performance stock and performance stock units). Full Value Awards may be subject to certain terms and conditions, including that they may be in consideration of previously performed services or surrender of other compensation, contingent on achievement of performance or other objectives during a specified time (including completion of a period of service), or subject to a substantial risk of forfeiture or other restrictions. The committee may determine other terms and conditions applicable to Full Value Awards.

Except for (a) awards granted in lieu of other compensation, (b) awards that are a form of payment of earned performance awards or other incentive compensation, or (c) awards granted to employees who have completed a minimum period of service with the Company and its affiliates of at least three years, if (I) an employee's right to become vested in a Full Value Award is conditioned on the completion of a specified period of service with the Company or its affiliates, without achievement of performance targets or other performance objectives (whether or not related to performance criteria) being required as a condition of vesting, then the required period of service for full vesting shall be not less than three years and (II) if an employee's right to become vested in a Full Value Award is conditioned upon the achievement of performance targets or other performance objectives (whether or not related to performance criteria) being required as a condition of vesting, then the required vesting period shall be at least one year, subject, to the extent provided by the Committee, to pro rated vesting over the course of such three or one year period, as applicable, and to acceleration of vesting in the event of the Participant's death, Disability, involuntary termination, retirement or in connection with a Change in Control (as defined in the Plan).

Cash Incentive Awards

Under the Plan, the Committee may award "Cash Incentive Awards" which is the grant of a right to receive a payment of cash (or in the discretion of the Committee, shares of Common Stock having value equivalent to the cash otherwise payable) that is contingent on achievement of performance objectives over a specified period established by the Committee. The grant of Cash Incentive Awards may also be subject to such other conditions, restrictions and contingencies, as determined by the Committee, including provisions relating to deferred payment. To the extent applicable, a Cash Incentive Award granted under the Plan shall also be subject to the terms and conditions of an employment agreement between the Participant and the Company (or one of its affiliates) in effect as of the date of the grant.

Performance-Based Compensation

The Company anticipates that any compensation paid by it in connection with exercises of Options or the exercise or settlement of SARs under the Plan will qualify as performance-based compensation for purposes of Section 162(m) of the Code and will not have to be taken into account for purposes of the $1,000,000 limitation per covered individual on the deductibility of the compensation paid to certain executive officers of the Company.

Full Value Awards and Cash Incentive Awards granted under the Plan may be designated and structured as performance-based compensation that is intended to be deductible under Section 162(m) of the Code. To the extent required by Section 162(m) of the Code, any Full Value Award or Cash Incentive Award so designated shall be conditioned on the achievement of one or more performance targets as determined by the Committee, which performance targets will be based on one or more of the following performance criteria:

- earnings, including operating income, net operating income, same store net operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items, or book value per share (which may exclude nonrecurring items) or net earnings;
- pre-tax income or after-tax income or pre-tax profits or after-tax profits;
- earnings per share (basic or diluted);
- operating profit;
- revenue, revenue growth or rate of revenue growth;

- return on assets (gross or net), return on investment (including cash flow return on investment), return on capital (including return on total capital or return on invested capital), or return on equity;
- returns on sales or revenue;
- operating expenses;
- incremental return on capital;
- cash flow (before or after dividends), free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, cash flow in excess of cost of capital or cash flow per share (before or after dividends);
- implementation or completion of critical projects or processes;
- economic value created;
- cumulative earnings per share growth;
- operating margin or profit margin;
- stock price performance or total stockholder return;
- cost targets, reductions and savings, productivity and efficiencies;
- strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation and other legal matters, information technology, and goals relating to contributions, dispositions, acquisitions, development and development related activity, capital markets activity and credit ratings, joint ventures and other private capital activity including generating incentive and other fees and raising equity commitments, and other transactions, and budget comparisons;
- personal professional objectives, including any of the foregoing performance targets, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation and reorganization of joint ventures and other private capital activity including generating incentive and other fees and raising equity commitments, research or development collaborations, and the completion of other corporate transactions;
- funds from operations (FFO) or funds available for distribution (FAD);
- economic value added (or an equivalent metric);
- franchise fees or franchise fees growth;
- improvement in or attainment of expense levels or working capital levels;
- operating portfolio metrics including leasing and tenant retention,
- income before taxes less net income attributable to non-controlling interests;
- development of alternative growth strategies besides the Company, or
- any combination of, or a specified increase in, any of the foregoing.

Where applicable, the performance targets may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company, an affiliate, or a division or strategic business unit of the Company, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Committee.

The performance targets may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur). Each performance target shall be subject to certification by the Committee; provided that the Committee shall have the authority to adjust such targets in recognition of extraordinary items or other unusual or non-recurring events, including acquisitions and dispositions of businesses and assets affecting the Company and any affiliate or other business unit or the financial statements of the Company or any affiliate, impact of charges for restructurings, discontinued operations, litigation and impairments, the cumulative effects of tax or accounting principles as identified in financial statements, notes to financial statements, management's discussion and analysis or other SEC filings and items that may not be infrequent or unusual but which may have inconsistent effects on performance and which are in accordance with Regulation G issued under the Sarbanes-Oxley Act of 2002.

The Plan does not preclude the granting of Full Value Awards or Cash Incentive Awards under the Plan or outside the Plan (to the extent permitted by law) that are not intended to be performance-based compensation for purposes of Section 162(m) of the Code. The Committee reserves the right to determine whether any award under the Plan will be intended to constitute performance-based compensation for purposes of Section 162(m) of the Code.

Change in Control; Cut-Back of Parachute Payments

An award held by any Participant whose employment or service has not terminated prior to the effective time of a Change in Control may be subject to acceleration of vesting and exercisability upon or after such event as may be provided in the award agreement for such award or as may be provided in any other written agreement between the Company or any affiliate and the Participant or otherwise pursuant to such award.

The Plan also provides that if any payment or benefit a Participant would receive under the Plan pursuant to a Change in Control from the Company or otherwise would be subject to the excise tax imposed by Section 4999 of the Code, the payments or benefits will be reduced in accordance with the terms of the Plan to an amount that is the greater of (a) the amount of the payments and benefits that Participant could retain without being subject to the excise tax or (b) the largest amount of the payments and benefits that could be retained by the Participant on an after-tax basis, after taking into account all applicable federal, state and local employment taxes, income taxes, and the excise tax payable with respect to such payments.

Withholding Taxes and Transferability of awards; Notices to Participants

All awards and other payments under the Plan are subject to withholding of all applicable taxes. To the extent provided by the Committee, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Common Stock under an award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of Common Stock under the award; provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid variable award accounting); or (c) delivering to the Company owned and unencumbered shares of Common Stock. For purposes of tax withholding, the fair market value of the shares will be determined at the time the withholding is required.

Awards under the Plan are not transferable except as designated by the Participant by will or by the laws of descent and distribution. To the extent that a Participant has the right to exercise an award, the award may be exercised during the lifetime of the Participant only by the Participant. The Committee may provide, however, that awards may be transferred to or for the benefit of the Participant's family (including, without limitation, to a trust or partnership for the benefit of a Participant's family), subject to such procedures as the Committee may establish; provided, however, that in no event shall an Incentive Stock Option be transferable to the extent that such transferability would violate the requirements applicable to such option under section 422 of the Code.

The terms and conditions of each award made under the Plan, including vesting requirements, may be set forth in a written (including electronic) notice to or award agreement with the Participant.

Amendment and Termination of the Plan and Awards

The Board may, at any time, amend or terminate the Plan, and the Committee may amend any award; provided, however that no amendment or termination (other than adjustments in connection with a corporate transaction or restructuring) may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the Participant's affected beneficiary), adversely affect the rights of any Participant or beneficiary under any award granted under the Plan prior to the date such amendment is adopted by the Board (or the Committee, if applicable) and no amendment may be made to the anti-repricing provisions of the Plan relating to Options and SARs unless the amendment is approved by the Company's stockholders. Stockholder approval of any Plan amendment is also required if stockholder approval is required by law or the rules of any stock exchange on which the Common Stock is listed.

It is the intention of the Company that, to the extent that any provisions of this Plan or any awards granted hereunder are subject to section 409A of the Code, the Plan and the awards comply with the requirements of section 409A of the Code and that the Board shall have the authority to amend the Plan as it deems necessary to conform to section 409A. Notwithstanding the foregoing, the Company does not guarantee that awards under the Plan will comply with section 409A and the Committee is under no obligation to make any changes to any award to cause such compliance.

Federal Income Tax Consequences

The following is a brief summary of the U.S. federal income tax rules relevant to Participants in the Plan, based upon the Code as currently in effect.

Non-Qualified Stock Options

Generally, the grant of a Non-Qualified Stock Option will not result in taxable income to the Participant. Except as described below, the Participant will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares of Common Stock acquired over the exercise price for those shares of Common Stock, and the Company will be entitled to a corresponding deduction. Gains or losses realized by the Participant upon disposition of such shares of Common Stock will be treated as capital gains and losses, with the basis in such shares of Common Stock equal to the fair market value of the shares of Common Stock at the time of exercise. Certain additional rules may apply if the exercise price is paid in shares of Common Stock previously owned by the Participant.

Incentive Stock Options

Generally, the grant of an Incentive Stock Option will not result in taxable income to the Participant. The exercise of an Incentive Stock Option will not result in taxable income to the Participant provided that the Participant was, without a break in service, an employee of the Company and its eligible corporate subsidiaries during the period beginning on the date of the grant of the Option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the Participant is disabled, as that term is defined in the Code).

The excess of the fair market value of the shares of Common Stock at the time of the exercise of an Incentive Stock Option over the exercise price is an adjustment that is included in the calculation of the Participant's alternative minimum taxable income for the tax year in which the Incentive Stock Option is exercised. For purposes of determining the Participant's alternative minimum tax liability for the year of disposition of the shares of Common Stock acquired pursuant to the Incentive Stock Option exercise, the Participant will have a basis in those shares of Common Stock equal to the fair market value of the shares of Common Stock at the time of exercise.

If the Participant does not sell or otherwise dispose of the shares of Common Stock within two years from the date of the grant of the Incentive Stock Option or within one year after receiving the transfer of such shares of Common Stock, then, upon disposition of such shares of Common Stock, any amount realized in excess of the exercise price will be taxed to the Participant as capital gain, and the Company will not be entitled to any deduction for Federal income tax purposes. The Participant will recognize a capital loss to the extent that the amount realized is less than the exercise price. Certain additional rules may apply if the exercise price is paid in shares of Common Stock previously owned by the Participant.

If the foregoing holding period requirements are not met, the Participant will generally realize ordinary income, and a corresponding deduction will be allowed to the Company, at the time of the disposition of the shares of Common Stock, in an amount equal to the lesser of (a) the excess of the fair market value of the shares of Common Stock on the date of exercise over the exercise price, or (b) the excess, if any, of the amount realized upon disposition of the shares of Common Stock over the exercise price. If the amount realized exceeds the value of the shares of Common Stock on the date of exercise, any additional amount will be capital gain. If the amount realized is less than the exercise price, the Participant will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares of Common Stock.

SARS

Generally, a Participant will not realize any taxable income upon the grant of a SAR. Upon the exercise of the SAR, the Participant will recognize ordinary income in an amount equal to the amount of cash and/or the fair market value, at the date of such exercise, of the shares of Common Stock received by the Participant as a result of such exercise. The Company will generally be entitled to a deduction in the same amount as the ordinary income realized by the Participant.

Full Value Awards

The federal income tax consequences of a Full Value Award will depend on the type of award. The tax treatment of the grant of shares of Common Stock depends on whether the shares are subject to a substantial risk of forfeiture (determined under Code rules) at the time of the grant. If the shares are subject to a substantial risk of forfeiture, the Participant will not recognize taxable income at the time of the grant and when the restrictions on the shares lapse (that is, when the shares are no longer subject to a substantial risk of forfeiture), the Participant will recognize ordinary taxable income in an amount equal to the fair market value of the shares at that time. If the shares are not subject to a substantial risk of forfeiture or if the Participant elects to be taxed at the time of the grant of such shares under Section 83(b) of the Code, the Participant will recognize taxable income at the time of the grant of shares in an amount equal to the fair market value of such shares at that time, determined without regard to any of the restrictions. If the shares are forfeited before the restrictions lapse, the Participant will be entitled to no deduction on account thereof. The Participant's tax basis in the shares is the amount recognized by him or her as income attributable to such shares. Gain or loss recognized by the Participant on a subsequent disposition of any such shares is capital gain or loss if the shares are otherwise capital assets.

In the case of other Full Value Awards, such as restricted stock units or performance stock units, the Participant generally will not have taxable income upon the grant of the award provided that there are restrictions on such awards that constitute a substantial risk of forfeiture under applicable Code rules. Participants will generally recognize ordinary income when the restrictions on awards lapse, on the date of grant if there are no such restrictions or, in certain cases, when the award is settled. At that time, the Participant will recognize taxable income equal to the cash or the then fair market value of the shares issuable in payment of such award, and such amount will be the tax basis for any shares received. In the case of an award which does not constitute property at the time of grant (such as an award of units), Participants will generally recognize ordinary income when the award is paid or settled.

The Company generally will be entitled to a tax deduction in the same amount, and at the same time, as the income is recognized by the Participant.

Recommendation

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE TEXAS ROADHOUSE, INC. 2013 LONG-TERM INCENTIVE PLAN.

PROPOSAL 5—NONBINDING STOCKHOLDER PROPOSAL REGARDING DECLASSIFICATION OF THE BOARD OF DIRECTORS

The Comptroller of the State of New York, Thomas P. DiNapoli, trustee of the New York State Common Retirement Fund and administrative head of the New York State and Local Retirement System, a beneficial owner of 135,045 shares of our Common Stock, intends to submit a resolution to stockholders for approval at the Annual Meeting. We will provide the proponent's address to any stockholder promptly upon request. The text of the proponent's resolution and supporting statement appear below, printed verbatim from its submission. We disclaim all responsibility for the content of the proposal and the supporting statement, including sources referenced therein.

Stockholder Proposal

"RESOLVED, that shareholders of Texas Roadhouse, Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors, and to require that all directors elected at or after the annual meeting held in 2014 stand for elections on an annual basis. Implementation of this proposal should not affect the unexpired terms of any directors elected to the Board of Directors at or prior to the annual meeting of the company held in 2013.

SUPPORTING STATEMENT

We believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, for three-year terms, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors.

In addition, since only one-third of the Board of Directors is elected annually, we believe that classified boards could frustrate, to the detriment of long-term shareholder interest, the efforts of a bidder to acquire control or a challenger to engage successfully in a proxy contest. A staggered board has been found to be one of six entrenching mechanisms that are associated with lower firm valuation. See "What Matters in Corporate Governance?" Lucian Bebchuk, Alma Cohen & Allen Ferrell, Review of Financial Studies, Vol. 22, Issue 2, 783 (2009).

The New York State Common Retirement Fund urges you to join us in voting to declassify the election of directors, as a powerful tool for management incentive and accountability. We urge your support FOR this proposal."

Board of Directors Opposition Statement

All of the members of our Board recommend that you vote AGAINST this stockholder proposal. After careful consideration of the proposal and the arguments for and against a classified board, our Board believes that a classified board structure continues to serve the best interests of both our Company and our stockholders.

Business Continuity

The importance of culture to the success of our Company cannot be overstated. A key component of our competitive advantage is that our Company, and how we run it, is unique and long-term focused. The fact that our Board maintains a deep appreciation for the relationships, priorities, and goals that have made us successful is fundamental to preserving our culture. This kind of appreciation develops over time. **Abrupt changes in the composition of our Board or in our operational focus, based on short-term initiatives or the special interests of a small group of stockholders, would threaten the**

success of our Company as a whole. We believe that much of our success is attributable to the fact that our leadership prioritizes long-term performance and strives to balance evolution with staying true to our culture and core values. We further believe that making three-year commitments to our directors is consistent with this business model and sets a "tone at the top" of consistency and stability.

Sound Corporate Governance

While proposals for declassified board structures have become more prolific in the past few years, we caution our stockholders to consider that **effective corporate governance is not a one-size-fits-all issue**. Our Board of Directors, serving under a classified structure since our initial listing on NASDAQ, have demonstrated strong corporate governance practices, high ethics, and consistent responsiveness to our stockholder base. We also remind you that the members of our Board of Directors are legally obligated to fulfill fiduciary duties to both the Company and our stockholders, regardless of the length of their terms. This is a responsibility that they already take very seriously; annual terms would not serve to enhance it. The Board also benefits from a robust nominating and corporate governance committee comprised of all of our independent directors. Under the direction of this committee, the Board conducts regular self-assessments, reviews and responds to all shareholder correspondence, and stays informed on best practices in board governance.

Consistently Strong Performance

The proponent's statement refers to a general conclusion from one academic study regarding the relationship between declassified boards and firm valuation as a reason to adopt this serious measure, without stating any specific reasons why declassifying our Board of Directors will benefit our stockholders. To the contrary, **our record of strong performance supports the fact that our experienced leadership knows best how to drive stockholder value in our Company**. The value of our common stock since our 2:1 split in September 2005 has increased over 115%, and we have exceeded $1 billion in market valuation. In addition, returns to stockholders through declared dividends and completed share repurchases within the past five fiscal years have totaled $200 million, and we have increased our quarterly dividend each year since our first dividend was declared in 2011. Finally, in a retail space that has faced numerous headwinds in recent years, our comparable restaurant sales have outperformed the casual dining industry, and we have been growing market share and achieving consistent double digit earnings per share growth.

Protecting our Stockholders

The proponent states that the existence of a classified board would frustrate a takeover attempt. We caution you to consider, however, that the presence of a classified board does not prevent unsolicited acquisition proposals, but it can provide many benefits in responding to such a proposal. If and when an offer is made, a board who is not operating under the threat of imminent removal can more aggressively and effectively act on behalf of all stockholders by taking an appropriate amount of time to evaluate the adequacy and fairness of any takeover proposal, to negotiate on behalf of all stockholders, and to consider all alternatives equally. Contrary to the position articulated by the proponent, **we believe that the presence of a classified board actually protects our stockholders because it reduces our vulnerability to potentially unfair and abusive takeover tactics and encourages potential acquirers to negotiate with our Board.**

Recommendation

THE BOARD RECOMMENDS A VOTE "AGAINST" THE NONBINDING STOCKHOLDER PROPOSAL REGARDING DECLASSIFICATION OF THE BOARD OF DIRECTORS.

STOCKHOLDER PROPOSALS

Under Rule 14a-8 promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), stockholders may present proposals to be included in the Company proxy statement for consideration at the next annual meeting of its stockholders by submitting their proposals to the Company in a timely manner. Any such proposal must comply with Rule 14a-8.

The Company's by-laws, a copy of which is available on the Company's website, *www.texasroadhouse.com,* require stockholders who intend to propose business for consideration by stockholders at the 2014 Annual Meeting, other than stockholder proposals that are included in the proxy statement, to deliver written notice to the principal executive offices of the Company on or before December 7, 2013. This notice must include a description of the business desired to be brought before the annual meeting, the name and address of the stockholder proposing such business and of the beneficial owner, if any, on whose behalf the business is being brought, the class, series and number of shares of the Company which are beneficially owned by the stockholder and such other beneficial owner and any material interest of the stockholder and such other beneficial owner in such business. Similar requirements are set forth in the Company's by-laws with respect to stockholders desiring to nominate candidates for election as director. Exchange Act rules permit management to vote proxies in its discretion in certain cases if the stockholder does not comply with these deadlines, and in certain other cases notwithstanding the stockholder's compliance with these deadlines. If a stockholder submitting a matter to be raised at the Company's next annual meeting desires that such matter be included in the Company's proxy statement, such matter must be submitted to the Company no later than December 7, 2013.

The rules of the SEC set forth standards for what stockholder proposals the Company is required to include in a proxy statement for an annual meeting.

STOCKHOLDERS' COMMUNICATIONS WITH THE BOARD

Stockholders that want to communicate in writing with the Board, or specified directors individually, may send proposed communications to the Company's Corporate Secretary, Celia Catlett, at 6040 Dutchmans Lane, Louisville, Kentucky 40205. The proposed communication will be reviewed by the audit committee and the General Counsel. If the communication is appropriate and serves to advance or improve the Company or its performance, it will be forwarded to the Board or the appropriate director.

FORM 10-K

The Company's Annual Report on Form 10-K for the fiscal year ended December 25, 2012, accompanies this proxy statement. The Company's Annual Report does not form any part of the material for solicitation of proxies.

Any stockholder who wishes to obtain, without charge, a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 25, 2012, which includes financial statements, and is required to be filed with the SEC, may access it at *www.texasroadhouse.com* in the Investors section or may send a written request to Celia Catlett, Corporate Secretary, Texas Roadhouse, Inc., 6040 Dutchmans Lane, Louisville, Kentucky 40205.

OTHER BUSINESS

The Board is not aware of any other matters to be presented at the Annual Meeting other than those set forth herein and routine matters incident to the conduct of the meeting. If any other matters should properly come before the Annual Meeting or any adjournment or postponement thereof, the persons named in the proxy, or their substitutes, intend to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors,



Celia Catlett
Corporate Secretary

Louisville, Kentucky
April 5, 2013

Please vote your shares through any of the methods described on the proxy card as promptly as possible, whether or not you plan to attend the Annual Meeting in person. If you do attend the Annual Meeting, you may still vote in person, since the proxy may be revoked at any time before its exercise by delivering a written revocation of the proxy to the Company's Corporate Secretary.

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APPENDIX A

TEXAS ROADHOUSE, INC. 2013 LONG-TERM INCENTIVE PLAN

1. GENERAL.

1.1 *Purpose.* The Company, by means of the Plan, seeks to retain the services of the group of persons eligible to receive Awards, to secure and retain the services of new members of this group and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Affiliates and the Company's stockholders.

1.2 *Defined Terms.* The meaning of capitalized terms used in the Plan are set forth in Section 2.

1.3 *Available Awards.* The following types of Awards may be granted under the Plan: (i) Options (including both Incentive Stock Options and Non-Qualified Stock Options), (ii) Stock Appreciation Rights, (iii) Full Value Awards, and (iv) Cash Incentive Awards.

1.4 *Eligibility.* For purposes of the Plan, a "Participant" is any person to whom an Award is granted under the Plan. Subject to the terms and conditions of the Plan, the Committee shall determine and designate, from time to time, from among Eligible Persons those persons who will be granted one or more Awards under the Plan. Notwithstanding the foregoing, Incentive Stock Options may be granted only to Employees. Awards other than Incentive Stock Options, including Full Value Awards, may be granted to any Eligible Person.

2. DEFINITIONS.

2.1 "*Affiliate*" means a corporation or other entity that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Company. For purposes of the Plan, an ownership interest of at least fifty percent (50%) shall be deemed to be a controlling interest.

2.2 "*Approval Date*" means the date on which the Plan is approved by the Company's stockholders.

2.3 "*Award*" means any right granted under the Plan.

2.4 "*Award Agreement*" means an agreement between the Company and a Participant (which agreement may be in writing, electronic or such other form determined by the Committee) evidencing the terms and conditions of an individual Award grant. Each Award Agreement shall include such terms and conditions, not inconsistent with the Plan, as determined by the Committee.

2.5 "*Board*" means the Board of Directors of the Company.

2.6 "*Cash Incentive Award*" is defined in subsection 6.1(b)

2.7 "*Change of Control*" means the first to occur of any of the following:

(a) Any merger or statutory plan of exchange involving the Company ("Merger") in which the Company is not the continuing or surviving corporation or pursuant to which the Common Stock would be converted into cash, securities or other property, other than a Merger involving the Company in which the holders of Common Stock immediately prior to the Merger have substantially the same proportionate ownership of common stock of the surviving corporation after the Merger;

(b) Any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company or the adoption of any plan or proposal for the liquidation or dissolution;

(c) During any period of 12 months or less, individuals who at the beginning of such period constituted a majority of the Board cease for any reason to constitute a majority thereof unless the nomination or election of such new directors was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period;

(d) A tender or exchange offer, other than one made by:

(i) the Company, or by

(ii) W. Kent Taylor or any corporation, limited liability company, partnership, or other entity in which W. Kent Taylor (x) owns a direct or indirect ownership of 50% or more or (y) controls 50% or more of the voting power (collectively, the "Taylor Parties"), is made for the Common Stock (or securities convertible into Common Stock) and such offer results in a portion of those securities being purchased and the offer or after the consummation of the offer is the beneficial owner (as determined pursuant to Section 13(d) of the Exchange Act, directly or indirectly, of securities representing in excess of the greater of (I) at least 20 percent of the voting power of outstanding securities of the Company or (II) the percentage of the voting power of the outstanding securities of the Company collectively held by all of the Taylor Parties; or

(e) Any person other than a Taylor Party becomes the beneficial owner of securities representing in excess of the greater of (i) 20 percent of the outstanding securities of the Company as disclosed in a report on Schedule 13D of the Exchange Act or (ii) the percentage of the voting power of the outstanding securities of the Company collectively held by all of the Taylor Parties.

Notwithstanding anything in the foregoing to the contrary, no Change of Control shall be deemed to have occurred with respect to a Participant by virtue of any transaction which results in that Participant, or a group of persons which includes the Participant, acquiring, directly or indirectly, securities representing 20 percent or more of the outstanding securities of the Company.

2.8 "*Code*" means the Internal Revenue Code of 1986, as amended.

2.9 "*Committee*" means the Compensation Committee of the Board. Notwithstanding the foregoing, so long as the Company is subject to Section 16 of the Exchange Act, the Committee shall consist of not fewer than two members of the Board or such greater number as may be required for compliance with Rule 16b-3 issued under the Exchange Act and shall be comprised of persons who are independent for purposes of applicable stock exchange listing requirements. For purposes of the grant of any Award granted under the Plan which is intended to constitute Performance-Based Compensation (including Options and SARs), the Committee shall consist solely of two or more "outside directors" within the meaning of section 162(m) of the Code and applicable regulations. Notwithstanding any other provision of the Plan to the contrary, with respect to any Awards to Directors, the Committee shall be the Board.

2.10 "*Common* Stock" means the Common Stock, $0.001 par value, of the Company.

2.11 "*Company*" means Texas Roadhouse, Inc., a Delaware corporation.

2.12 "*Consultant*" means any person, including an advisor, (a) engaged by the Company or an Affiliate to render consulting or advisory services and who is compensated for such services or (b) serving as a member of the board of directors of an Affiliate and who is compensated for such services. However, the term "Consultant" shall not include Directors.

2.13 "*Continuous Service*" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, shall not terminate a Participant's Continuous Service. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or a Director shall not constitute an interruption of Continuous Service. The Board or the chief executive officer of the Company, in that party's sole discretion (other than the CEO as to his own absence), may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave. Notwithstanding the foregoing, a leave of absence shall be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company's leave of absence policy or in the written terms of the Participant's leave of absence. If any Award under the Plan is subject to section 409A of the Code, a Participant's Continuous Service shall terminate on the date the Participant has a separation from service or termination of employment within the meaning of section 409A of the Code.

2.14 "*Director*" means a member of the Board who is not an Employee.

2.15 "*Disability*" means the permanent and total disability of a person within the meaning of Section 22(e)(3) of the Code.

2.16 "*Effective Date*" is defined in subsection 7.1.

2.17 "*Eligible Persons*" means Employees, Directors and Consultants.

2.18 "*Employee*" means any person employed by the Company or an Affiliate. Service as a Director or payment of a director's fee by the Company or an Affiliate shall not be sufficient to constitute "employment" by the Company or an Affiliate.

2.19 "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

2.20 "*Exercise Price*" is defined in subsection 5.2.

2.21 "*Expiration Date*" is defined in subsection 5.5.

2.22 *Fair Market Value*" means, as of any date, the value of a share of Common Stock determined in accordance with the following rules:

(a) If the Common Stock is at the time listed or admitted to trading on any stock exchange, then the Fair Market Value shall be the closing price per share of Common Stock on the principal exchange on which the Common Stock is then listed or admitted to trading on the last trading day preceding the date on which Fair Market Value is to be determined, or if no such sale is reported on that date, on the last preceding date on which a sale was so reported, all as reported in the Wall Street Journal or such other source as the Committee deems reliable.

(b) If the Common Stock is not at the time listed or admitted to trading on a stock exchange, then the Fair Market Value shall be the value determined in good faith by the Committee by reasonable application of a reasonable valuation method, considering all information that the Committee determines to be relevant, consistent with Section 409A of the Code and other applicable law.

2.23 "*Full Value Award*" is defined in subsection 6.1(a)

2.24 "*Incentive Stock Option*" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

2.25 "*Non-Qualified Stock Option*" means an Option not intended to qualify as an Incentive Stock Option.

2.26 "*Option*" means an Award that entitles the Participant to purchase shares of Common Stock at an Exercise Price established by the Committee at the time the Option is granted.

2.27 "*Participant*" is defined in subsection 1.4.

2.28 "*Performance-Based Compensation*" is defined in subsection 6.3.

2.29 "*Performance Criteria*" means one or more of the following criteria (a) earnings including operating income, net operating income, same store net operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items, or book value per share (which may exclude nonrecurring items) or net earnings; (b) pre-tax income or after-tax income or pre-tax profits or after-tax profits; (c) earnings per share (basic or diluted); (d) operating profit; (e) revenue, revenue growth or rate of revenue growth; (f) return on assets (gross or net), return on investment (including cash flow return on investment), return on capital (including return on total capital or return on invested capital), or return on equity; (g) returns on sales or revenue; (h) operating expenses; (i) incremental return on capital; (j) cash flow (before or after dividends), free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, cash flow in excess of cost of capital or cash flow per share (before or after dividends); (k) implementation or completion of critical projects or processes; (l) economic value created; (m) cumulative earnings per share growth; (n) operating margin or profit margin; (o) stock price performance or total stockholder return; (p) cost targets, reductions and savings, productivity and efficiencies; (q) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation and other legal matters, information technology, and goals relating to contributions, dispositions, acquisitions, development and development related activity, capital markets activity and credit ratings, joint ventures and other private capital activity including generating incentive and other fees and raising equity commitments, and other transactions, and budget comparisons; (r) personal professional objectives, including any of the foregoing performance targets, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation and reorganization of joint ventures and other private capital activity including generating incentive and other fees and raising equity commitments, research or development collaborations, and the completion of other corporate transactions; (s) funds from operations (FFO) or funds available for distribution (FAD); (t) economic value added (or an equivalent metric); (u) franchise fees or franchise fees growth; (v) improvement in or attainment of expense levels or working capital levels; (w) operating portfolio metrics including leasing and tenant retention, (x) income before taxes less net income attributable to non-controlling interests; (y) development of alternative growth strategies besides Texas Roadhouse, or (z) any combination of, or a specified increase in, any of the foregoing. Where applicable, the performance targets may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company, an Affiliate, or a division or strategic business unit of the Company, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Committee. The performance targets may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur). Each performance target shall be subject to certification by the Committee; provided that the Committee shall have the authority to adjust such targets in recognition of extraordinary items or other unusual or non-recurring events, including acquisitions and dispositions of businesses and assets affecting the Company and any Affiliate or other business unit or the financial statements of the Company or any Affiliate, impact of charges for restructurings, discontinued operations, litigation and impairments, the cumulative effects of tax or accounting principles as identified in financial statements, notes to financial statements, management's discussion and analysis or other SEC filings and items that may not be infrequent or unusual but which may have inconsistent effects on performance and which are in accordance with Regulation G issued under the Sarbanes-Oxley Act of 2002.

2.30 "*Plan*" means this Texas Roadhouse, Inc. 2013 Long-Term Incentive Plan.

2.31 "*Prior Plan*" means the Texas Roadhouse, Inc. 2004 Equity Incentive Plan.

2.32 "*Rule 16b-3*" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

2.33 "*Securities Act*" means the Securities Act of 1933, as amended.

2.34 "*Stock Appreciation Right*" or "*SAR*" means an Award that entitles the Participant to receive, in cash or shares of Common Stock (as determined in accordance with the terms of the Plan) value equal to the excess of: (a) the Fair Market Value of a specified number of shares of Common Stock at the time of exercise; over (b) the Exercise Price established by the Committee at the time of grant.

2.35 "*Substitute Award*" means an Award granted or shares of Common Stock issued by the Company in assumption of, or in substitution or exchange for, an award previously granted, or the right or obligation to make a future award, in all cases by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines. In no event shall the issuance of Substitute Awards change the terms of such previously granted awards such that the change, if applied to a current Award, would be prohibited under subsection 5.6.

3. ADMINISTRATION.

3.1 *Administration by Committee.* The authority to control and manage the operation and administration of the Plan shall be vested in the Committee. If the Committee does not exist, or for any other reason determined by the Board, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee.

3.2 *Powers of Committee.* Subject to the terms and conditions of the Plan, the Committee shall have the power, authority and discretion subject to, and within the limitations of, the express provisions of the Plan:

(a) To (i) determine from time to time which of the Eligible Persons shall be granted Awards; when and how each Award shall be granted; what type or combination of types of Award shall be granted; the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive Common Stock or cash pursuant to an Award and any restrictions, performance targets and other terms and conditions of Awards; and the number of shares of Common Stock with respect to which an Award shall be granted to each such person; (ii) modify the terms of, cancel or suspend Awards; and (iii) reissue or repurchase Awards.

(b) Without limiting the generality of the Committee's authority with respect to the Plan, the Committee shall have the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the terms and conditions of the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

(c) Subject to the provisions of the Plan, the Committee will have the authority and discretion to determine the extent to which Awards under the Plan will be structured to conform to the requirements applicable to Performance-Based Compensation, and to take such action, establish such procedures, and impose such restrictions at the time such Awards are granted as the Committee determines to be necessary or appropriate to conform to such requirements.

(d) To conclusively construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Committee, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(e) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan.

(f) Without limiting the generality of the foregoing, it is the intention of the Company that, to the extent that any provisions of this Plan or any Awards granted hereunder are subject to section 409A of the Code, the Plan and the Awards comply with the requirements of section 409A of the Code and that the Plan and Awards be administered in accordance with such requirements and the Committee shall have the authority to amend any outstanding Awards to conform to the requirements of section 409A.

3.3 *Delegation of Committee Duties.* Except to the extent prohibited by applicable law or the rules of any stock exchange on which the Common Stock is listed, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

3.4 *Effect of Committee's Decision.* All determinations, interpretations and constructions made by the Committee in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

3.5 *Liability and Indemnification of Committee.* No member or authorized delegate of the Committee shall be liable to any person for any action taken or omitted in connection with the administration of the Plan unless attributable to his own fraud or willful misconduct; nor shall the Company or any Affiliate be liable to any person for any such action unless attributable to fraud or willful misconduct on the part of a director or employee of the Company or Affiliate. The Committee, the individual members thereof, and persons acting as the authorized delegates of the Committee under the Plan, shall be indemnified by the Company against any and all liabilities, losses, costs and expenses (including legal fees and expenses) of whatsoever kind and nature which may be imposed on, incurred by or asserted against the Committee or its members or authorized delegates by reason of the performance of a Committee function if the Committee or its members or authorized delegates did not act dishonestly or in willful violation of the law or regulation under which such liability, loss, cost or expense arises. This indemnification shall not duplicate but may supplement any coverage available under any applicable insurance.

4. SHARES SUBJECT TO THE PLAN; LIMITATIONS.

4.1 *Shares Subject to the Plan.* Subject to the provisions of subsection 4.3 (relating to adjustments to shares and limitations) and the other terms and conditions of the Plan, the shares of Common Stock that may be issued pursuant to Awards granted under the Plan shall be subject to the following:

(a) The shares of Common Stock subject to the Plan may be currently authorized but unissued shares, currently held or shares reacquired by the Company, or shares purchased in the open market or private transactions.

(b) The number of shares of Common Stock which may be issued with respect to Awards under the Plan shall be equal to 7,000,000.

(c) Substitute Awards shall not reduce the number of shares of Common Stock that may be issued under the Plan or that may be covered by Awards granted to any one Participant during any period pursuant to subsections 4.1(e) or 4.1(f).

(d) The maximum number of shares of Common Stock that may be delivered pursuant to Incentive Stock Options granted under the Plan shall be 7,000,000; provided, however, that to the extent that shares not delivered must be counted against this limit as a condition of satisfying the rules applicable to Incentive Stock Options, such rules shall apply to the limit on Incentive Stock Options under the Plan.

(e) The maximum number of shares of Common Stock granted to any one Participant during any one (1) calendar-year period pursuant to Section 5 (relating to Options and SARs) shall be 1,000,000 shares. For purposes of this subsection 4.1(e), if an Option is in tandem with an SAR, such that the exercise of the Option or SAR with respect to a share of Common Stock cancels the tandem SAR or Option, respectively, with respect to such share, the tandem Option and SAR with respect to each share of Common Stock shall be counted as covering only one share of Common Stock for purposes of applying the limitations of this subsection 4.1(e).

(f) For Full Value Awards that are intended to be Performance-Based Compensation, no more than 1,000,000 shares of Common Stock may be delivered pursuant to such Awards granted to any one Participant during any one (1) calendar-year period (regardless of whether settlement of the Award is to occur prior to, at the time of, or after the time of vesting); provided that Awards described in this subsection 4.1(f) shall be subject to the following:

(i) If the Awards are denominated in Common Stock but an equivalent amount of cash is delivered in lieu of delivery of shares of Common Stock, the foregoing limit shall be applied based on the methodology used by the Committee to convert the number of shares of Common Stock into cash.

(ii) If delivery of Common Stock or cash is deferred until after the Common Stock has been earned, any adjustment in the amount delivered to reflect actual or deemed investment experience after the date the Common Stock is earned shall be disregarded.

(g) For Cash Incentive Awards that are intended to be Performance-Based Compensation, the maximum amount payable to any Participant with respect to any twelve (12) month performance period shall equal $5,000,000 (pro rated for performance periods that are greater or lesser than twelve (12) months); provided that Awards described in this subsection 4.1(g), shall be subject to the following:

(i) If the Awards are denominated in cash but an equivalent amount of Common Stock is delivered in lieu of delivery of cash, the foregoing limit shall be applied to the cash based on the methodology used by the Committee to convert the cash into Common Stock.

(ii) If delivery of Common Stock or cash is deferred until after cash has been earned, any adjustment in the amount delivered to reflect actual or deemed investment experience after the date the cash is earned shall be disregarded.

4.2 *Reversion of Shares to Share Reserve.* If any Award shall for any reason expire or otherwise terminate, in whole or in part, without the full amount of shares of Common Stock issuable under such Award having been issued, the shares of Common Stock not issued under such Award shall revert to and again become available for issuance under the Plan. For this purpose, shares withheld to pay the Exercise Price of an Option or to pay tax withholding shall be treated as issued and shall not revert and again be available for issuance under the Plan.

4.3 *Adjustment to Shares and Limits.* In the event of a stock dividend, stock split, reverse stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, exchange of shares, sale of assets or subsidiaries, combination, or other corporate transaction that affects the Common Stock such that the Committee determines, in its sole discretion, that an adjustment is warranted in order to preserve the benefits or prevent the enlargement of benefits of Awards under the Plan, the Committee shall, in the manner it determines equitable in its sole discretion, (a) adjust the number and kind of shares which may be delivered under the Plan (including adjustments to the number and kind of shares that may be granted to an individual during any specified time as described in subsection 4.1); (b) adjust the number and kind of shares subject to outstanding Awards; (c) adjust the Exercise Price of outstanding Options and SARs; and (d) make any other adjustments that the Committee determines to be equitable (which may include, without limitation, (i) replacement of Awards with other awards which the Committee determines have comparable value and which are based on stock of a company resulting from the transaction, and (ii) cancellation of the Award in return for cash payment of the current value of the Award, determined as though the Award is fully vested at the time of payment, provided that in the case of an Option or SAR, the amount of such payment may be the excess of value of the shares of Common Stock subject to the Option or SAR at the time of the transaction over the Exercise Price).

5. OPTIONS AND STOCK APPRECIATION RIGHTS.

5.1 *Eligibility.* The Committee shall designate the Participants to whom Options or SARs are to be granted under the Plan and shall determine the number of shares of Common Stock subject to each such Option or SAR and the other terms and conditions thereof, not inconsistent with the Plan. Without limiting the generality of the foregoing, the Committee may not grant dividend equivalent rights (current or deferred) with respect to any Option or SAR granted under the Plan. Options may be either Incentive Stock Options or Non-Qualified Stock Options, as determined in the discretion of the Committee; provided, however, that Incentive Stock Options may only be granted to Employees. An Option will be deemed to be a Non-Qualified Stock Option unless it is specifically designated by the Committee as an Incentive Stock Option. Any Option that is intended to constitute an Incentive Stock Option shall satisfy any other requirements of section 422 of the Code and, to the extent such Option does not satisfy such requirements, the Option shall be treated as a Non-Qualified Stock Option.

5.2 *Exercise Price.* The "Exercise Price" of each Option or SAR shall be established by the Committee at the time of grant; provided, however, that in no event shall such price be less than 100% of the Fair Market Value of a share of Common Stock on the date the Option or SAR is granted (or, if greater, the par value of a share of Common Stock on that date).

5.3 *Vesting and Exercisability.* The terms and conditions relating to exercise and vesting of an Option or SAR shall be established by the Committee to the extent not inconsistent with the Plan and may include, without limitation, conditions relating to Continuous Service, achievement of performance standards prior to exercise or achievement of Common Stock ownership guidelines by the Participant. No Option or SAR may be exercised by a Participant prior to the date on which it is vested (or exercisable) or after the Expiration Date applicable thereto.

5.4 *Payment of Exercise Price of Options.* The Exercise Price of an Option shall be paid, to the extent permitted by applicable statutes and regulations and except as otherwise limited in the Award Agreement, either at the time the Option is exercised (except that, in the case of an exercise through the use of cash equivalents, payment may be made as soon as practicable after exercise) by any of the following forms (a) cash or cash equivalents, (b) tender to the Company, by actual delivery or by attestation, shares of Common Stock valued at Fair Market Value as of the day of exercise, (c) in any other form of legal consideration that may be acceptable to the Committee, or (d) any combination thereof as determined by the Committee; provided, however, that shares of Common Stock may not be used to pay any portion of the Exercise Price unless the holder thereof has good title, free and clear of all liens and encumbrances. Unless otherwise determined by the Committee, any portion of the Exercise Price that is paid by delivery to the Company of other Common Stock acquired, directly or indirectly from the Company, shall be paid only by shares of the Common Stock of the Company that have been held for more than six (6) months (or such longer or shorter period of time required to avoid the treatment of the Option as a variable award for financial accounting purposes).

5.5 *Expiration Date.* The "Expiration Date" with respect to an Option or SAR means the date established as the Expiration Date by the Committee at the time of the grant (as the same may be modified in accordance with the terms of the Plan). An Option or SAR shall not be exercisable after the Expiration Date and, as of any date, an Option or SAR shall only be exercisable with respect to the portion thereof that is otherwise exercisable (or vested). Unless otherwise determined by the Committee, the Expiration Date of an Option or SAR shall be determined in accordance with the following:

(a) In the event that a Participant's Continuous Service terminates (other than upon the Participant's death or Disability), the Expiration Date shall be the date that is three (3) months following the termination of the Participant's Continuous Service.

(b) In the event that a Participant's Continuous Service terminates as a result of the Participant's Disability, the Expiration Date shall be the date that is twelve (12) months following such termination.

(c) In the event that (i) a Participant's Continuous Service terminates as a result of the Participant's death or (ii) the Participant dies after termination for a reason other than death but prior to the Expiration Date of the Option or SAR, the Expiration Date shall be the date that is twelve (12) months following the date of termination.

Notwithstanding any provision of the Plan or any Award Agreement, in no event shall the Expiration Date of an Option or SAR be later than the tenth (10th) anniversary of the date on which it was granted. Any Option or SAR that is not exercised prior to the Expiration Date shall immediately terminate.

5.6 *No Repricing.* Except for either adjustments pursuant to subsection 4.3 (relating to the adjustment of shares), or reductions of the Exercise Price approved by the Company's stockholders, the Exercise Price of any outstanding Option or SAR may not be decreased after the date of grant nor may an outstanding Option or SAR granted under the Plan be surrendered to the Company as consideration for the grant of a replacement Option or SAR with a lower Exercise Price or a Full Value Award. Except as approved by the Company's stockholders, in no event shall any Option or SAR granted under the Plan be surrendered to the Company in consideration for a cash payment if, at the time of such surrender, the Exercise Price of the Option or SAR is greater than the then current Fair Market Value of a share of Common Stock. In addition, no repricing of an Option or SAR shall be permitted without the approval of the Company's stockholders if such approval is required under the rules of any stock exchange on which Common Stock is listed.

5.7 *Post-Exercise Limitations.* The Committee, in its discretion, may impose such restrictions on shares of Common Stock acquired pursuant to the exercise of an Option as it determines to be desirable, including, without limitation, restrictions relating to disposition of the shares and forfeiture restrictions based on service, performance, Common Stock ownership by the Participant, conformity with the Company's recoupment or clawback policies and such other factors as the Committee determines to be appropriate.

6. FULL VALUE AWARDS AND CASH INCENTIVE AWARDS.

6.1 *Definitions.*

(a) A "Full Value Award" is a grant of one or more shares of Common Stock or a right to receive one or more shares of Common Stock in the future (including restricted stock, restricted stock units, deferred stock units, performance stock and performance stock units). Such grants may be subject to one or more of the following, as determined by the Committee:

(i) The grant may be in consideration of a Participant's previously performed services or surrender of other compensation that may be due.

(ii) The grant may be contingent on the achievement of performance or other objectives (including completion of service) during a specified period.

(iii) The grant may be subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the Participant or achievement of performance or other objectives.

The grant of Full Value Awards may also be subject to such other conditions, restrictions and contingencies, as determined by the Committee, including provisions relating to dividend or dividend equivalent rights, deferred payment or settlement, and the Company's recoupment or clawback policies. Notwithstanding the foregoing, no dividends or dividend equivalent rights will be paid or settled on performance-based awards that have not been earned based on the performance criteria established.

(b) A "Cash Incentive Award" is the grant of a right to receive a payment of cash (or in the discretion of the Committee, shares of Common Stock having value equivalent to the cash otherwise payable) that is contingent on achievement of performance objectives over a specified period established by the Committee. The grant of Cash Incentive Awards may also be subject to such other conditions, restrictions and contingencies, as determined by the Committee, including provisions relating to deferred payment. To the extent applicable, a Cash Incentive Award granted under the Plan shall also be subject to the terms and conditions of an employment agreement between the Participant and the Company (or one of its Affiliates) in effect as of the date of the grant.

6.2 *Special Vesting Rules.* Except for (a) awards granted in lieu of other compensation, (b) award grants that are a form of payment of earned performance awards or other incentive compensation, or (c) awards granted to employees who have completed a minimum period of service with the Company and its Affiliates of at least three years, if (I) an employee's right to become vested in a Full Value Award is conditioned on the completion of a specified period of service with the Company or the Affiliates, without achievement of performance targets or other performance objectives (whether or not related to performance criteria) being required as a condition of vesting, then the required period of service for full vesting shall be not less than three (3) years and (II) if an employee's right to become vested in a Full Value Award is conditioned upon the achievement of performance targets or other performance objectives (whether or not related to performance criteria) being required as a condition of vesting, then the required vesting period shall be at least one (1) year, subject, to the extent provided by the Committee, to pro rated vesting over the course of such three (3) or one (1) year period, as applicable, and to acceleration of vesting in the event of the Participant's death, Disability, involuntary termination, retirement or in connection with a Change in Control.

6.3 *Performance-Based Compensation.* The Committee may designate a Full Value Award or Cash Incentive Award granted to any Participant as "Performance-Based Compensation" within the meaning of section 162(m) of the Code and regulations thereunder. To the extent required by section 162(m) of the Code, any Full Value Award or Cash Incentive Award so designated shall be conditioned on the achievement of one or more performance targets as determined by the Committee and the following additional requirements shall apply:

(a) The performance targets established for the performance period established by the Committee shall be objective (as that term is described in regulations under section 162(m) of the Code), and shall be established in writing by the Committee not later than ninety (90) days after the beginning of the performance period (but in no event after twenty five percent (25%) of the performance period has elapsed), and while the outcome as to the performance targets is substantially uncertain. The performance targets established by the Committee may be with respect to corporate performance, operating group or sub-group performance, individual company performance, other group or individual performance, or division performance, and shall be based on one or more of the Performance Criteria.

(b) A Participant otherwise entitled to receive a Full Value Award or Cash Incentive Award for any performance period shall not receive a settlement or payment of the Award until the Committee has determined that the applicable performance target(s) have been attained. To the extent that the Committee exercises discretion in making the determination required by this subsection 6.3(b), such exercise of discretion may not result in an increase in the amount of the payment.

(c) If a Participant's employment terminates because of death or Disability, or if a Change in Control occurs prior to the Participant's Termination Date, the Participant's Cash Incentive Award may, to the extent provided by the Committee, become vested without regard to whether the Cash Incentive Award would be Performance-Based Compensation.

(d) A Full Value Award designated as Performance-Based Compensation shall not vest prior to the first anniversary of the date on which it is granted (subject to acceleration of vesting, to the extent provided by the Committee, in the event of the Participant's death, Disability or Change in Control).

Nothing in this Section 6 shall preclude the Committee from granting Full Value Awards or Cash Incentive Awards under the Plan or the Committee, the Company or any Affiliate from granting any Cash Incentive Awards outside of the Plan that are not intended to be Performance-Based Compensation; provided, however, that, at the time of grant of Full Value Awards or Cash Incentive Awards by the Committee, the Committee shall designate whether such Awards are intended to constitute Performance-Based Compensation. To the extent that the provisions of this Section 6 reflect the requirements applicable to Performance-Based Compensation, such provisions shall not apply to the portion of the Award, if any, that is not intended to constitute Performance-Based Compensation.

7. MISCELLANEOUS.

7.1 *Effective Date, Approval Date and Effect on Prior Plan.* The Plan will be effective as of the date it is adopted by the Board (the "Effective Date"); provided, however, that Cash Incentives granted prior to the Approval Date that are intended to constitute Performance-Based Compensation shall not be paid unless the Plan is approved by the Company's stockholders; and provided further that, any Awards other the Cash Incentive Awards that are intended to constitute Performance-Based Compensation shall not be granted prior to the Approval Date. The Plan shall be unlimited in duration and, in the event of Plan termination, shall remain in effect as long as any Awards granted under it are outstanding and not fully vested or paid, as applicable; provided, however, that no new Awards shall be made under the Plan on or after the tenth (10th) anniversary of the Effective Date. Upon the Approval Date, no further awards will be made under the Prior Plan. Any awards made under the Prior Plan prior to the Approval Date shall continue to be subject to the terms and conditions of the applicable Prior Plan. If the Approval Date does not occur, awards may continue to be made under the Prior Plan subject to the terms and conditions thereof.

7.2 *Limits on Distribution.* Distribution of Common Stock or other amounts under the Plan shall be subject to the following:

(a) Notwithstanding any other provision of the Plan, the Company shall have no liability to deliver any Common Stock under the Plan or make any other distribution of benefits under the Plan unless such delivery or distribution would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity.

(b) In the case of a Participant who is subject to Section 16(a) and 16(b) of the Exchange Act, the Committee may, at any time, add such conditions and limitations to any Award to such Participant, or any feature of any such Award, as the Committee, in its sole discretion, deems necessary or desirable to comply with Section 16(a) or 16(b) and the rules and regulations thereunder or to obtain any exemption therefrom.

(c) To the extent that the Plan provides for issuance of certificates to reflect the transfer of Common Stock, the transfer of such Common Stock may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange on which the Common Stock is listed.

7.3 *Liability for Cash Payments.* Subject to the provisions of this Section 7, each Affiliate shall be liable for payment of cash due under the Plan with respect to any Participant to the extent that such payment is attributable to the services rendered for that Affiliate by the Participant. Any disputes relating to liability of an Affiliate for cash payments shall be resolved by the Committee.

7.4 *Stockholder Rights.* No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until such Participant has satisfied all requirements for exercise of the Award pursuant to its terms.

7.5 *No Employment or Other Service Rights.* Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (a) the employment of an Employee with or without notice and with or without cause, (b) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (c) the service of a director pursuant to the bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

7.6 *Withholding Obligations.* To the extent provided by the terms of an Award Agreement, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Common Stock under an Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of Common Stock under the Award; provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid variable award accounting); or (c) delivering to the Company owned and unencumbered shares of Common Stock. For purposes of tax withholding, the fair market value of the shares will be determined at the time the withholding is required.

7.7 *Transferability.* Awards under the Plan are not transferable except as designated by the Participant by will or by the laws of descent and distribution. To the extent that a Participant has the right to exercise an Award, the Award may be exercised during the lifetime of the Participant only by the Participant. Notwithstanding the foregoing provisions of this subsection 7.7, the Committee may provide that, Awards may be transferred to or for the benefit of the Participant's family (including, without limitation, to a trust or partnership for the benefit of a Participant's family), subject to such procedures as the Committee may establish; provided, however, that in no event shall an Incentive Stock Option be transferable to the extent that such transferability would violate the requirements applicable to such option under section 422 of the Code.

7.8 *Choice of Law.* The laws of the Commonwealth of Kentucky shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state's conflict of laws rules except to the extent that the laws of the state of Delaware apply to corporate actions or the issuance of equity.

7.9 *Notices.* Any notice or document required to be filed with the Committee under the Plan will be properly filed if delivered or mailed by registered mail, postage prepaid, to the Committee, in care of the Company, as applicable, at its principal executive offices. The Committee may, by advance written notice to affected persons, revise such notice procedure from time to time. Any notice required under the Plan (other than a notice of election) may be waived by the person entitled to notice.

7.10 *Form and Time of Elections.* Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification or revocation thereof, shall be in writing filed with the applicable Committee at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require.

7.11 *Action by the Company or Affiliate.* Any action required or permitted to be taken by the Company or any Affiliate shall be by resolution of its board of directors or governing body or by action of one or more members of the board or governing body (including a committee of the board or governing body) who are duly authorized to act for the board or by a duly authorized officer of the Company.

7.12 *Gender and Number.* Where the context admits, words in any gender shall include any other gender, words in the singular shall include the plural and the plural shall include the singular.

7.13 *Foreign Employees.* Notwithstanding any other provision of the Plan to the contrary, the Committee may grant Awards to eligible persons who are foreign nationals on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan. In furtherance of such purposes, the Committee may make such modifications, amendments, procedures and subplans as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or any Affiliate operates or has employees. The foregoing provisions of this subsection 7.13 shall not be applied to increase the share limitations of Section 4 or to otherwise change any provision of the Plan that would otherwise require the approval of the Company's stockholders.

8. <u>CHANGE IN CONTROL.</u>

8.1 *Acceleration on Change in Control.* An Award held by any Participant whose Continuous Service has not terminated prior to the effective time of a Change in Control may be subject to acceleration of vesting and exercisability upon or after such event as may be provided in the Award Agreement for such Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant or otherwise pursuant to such Award.

8.2 *Cut-Back of Parachute Payments.* If any payment or benefit a Participant would receive hereunder pursuant to a Change in Control from the Company or otherwise ("Payment") would (a) constitute a "parachute payment" within the meaning of Section 280G of the Code, and (b) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then such Payment shall be equal to the Reduced Amount. The "Reduced Amount" shall be either (A) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (B) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in such Participant's receipt, on an after-tax basis, of the greater amount, notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits hereunder is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order unless the Participant elects in writing a different order (provided, however, that such election shall be subject to Company approval if made on or after the date on which the event that triggers the Payment occurs): (I) reduction in the acceleration of vesting of Awards, and (II) forfeiture of Awards. In the event that acceleration of vesting of Awards is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of such Participant's Awards (i.e., vesting on the earliest granted Award cancelled last) unless such Participant elects in writing a different order for cancellation (provided that no such election shall be given effect if the Award is subject to section 409A of the Code). In the event that Awards are to be forfeited, such forfeiture shall occur in the reverse order of the date of grant of such Participant's Awards (i.e., earliest granted Award forfeited last) unless such Participant elects in writing a different order for forfeiture (provided that no such election shall be given effect if the Award is subject to section 409A of the Code).

The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Change in Control shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to such Participant and the Company within fifteen (15) calendar days after the date on which such Participant's right to a Payment is triggered (if requested at that time by such Participant or the Company) or such other time as requested by such Participant or the Company. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it shall furnish such Participant and the Company with an opinion reasonably acceptable to such Participant that no Excise Tax will be imposed with respect to such Payment. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon such Participant and the Company.

9. AMENDMENT AND TERMINATION.

The Board may, at any time, amend or terminate the Plan, and the Committee may amend any Award Agreement; provided, however that (a) no amendment or termination may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the Participant's affected beneficiary), adversely affect the rights of any Participant or beneficiary under any Award granted under the Plan prior to the date such amendment is adopted by the Board (or the Committee, if applicable); (b) adjustments pursuant to subsection 4.3 (relating to adjustment to shares) shall not be subject to the foregoing limitations of this Section 9; (c) the provisions of subsection 5.6 (relating to Option and SAR repricing) cannot be amended unless the amendment is approved by the Company's stockholders; and (d) no other amendment shall be made to the Plan without the approval of the Company's stockholders if such approval is required by law or the rules of any stock exchange on which the Common Stock is listed. It is the intention of the Company that, to the extent that any provisions of this Plan or any Awards granted hereunder are subject to section 409A of the Code, the Plan and the Awards comply with the requirements of section 409A of the Code and that the Board shall have the authority to amend the Plan as it deems necessary to conform to section 409A. Notwithstanding the foregoing, the Company does not guarantee that Awards under the Plan will comply with section 409A and the Committee is under no obligation to make any changes to any Award to cause such compliance.

* *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 25, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Texas Roadhouse, Inc.

(Exact name of registrant specified in its charter)

Delaware	**000-50972**	**20-1083890**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

6040 Dutchmans Lane, Suite 200
Louisville, Kentucky 40205
(Address of principal executive offices) (Zip Code)

(502) 426-9984
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of the last day of the second fiscal quarter ended June 26, 2012 was $1,105,868,963 based on the closing stock price of $17.90. Shares of voting stock held by each officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The market value calculation was determined using the closing stock price of our common stock on the Nasdaq Global Select Market.

The number of shares of common stock outstanding were 69,300,870 on February 13, 2013.

Portions of the registrant's definitive Proxy Statement for the registrant's 2013 Annual Meeting of Stockholders, which is expected to be filed pursuant to Regulation 14A within 120 days of the registrant's fiscal year ended December 25, 2012, are incorporated by reference into Part III of the Form 10-K. With the exception of the portions of the Proxy Statement expressly incorporated by reference, such document shall not be deemed filed with this Form 10-K.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements about future events and expectations that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements. In addition to the other factors discussed under "Risk Factors" elsewhere in this report, factors that could contribute to these differences include, but are not limited to:

- our ability to raise capital in the future;
- our ability to successfully execute our growth strategy;
- our ability to successfully open new restaurants, acquire franchise restaurants or execute other strategic transactions;
- our ability to increase and/or maintain sales and profits at our existing restaurants;
- our ability to integrate the franchise or other restaurants which we acquire or develop;
- the continued service of key management personnel;
- health concerns about our food products;
- our ability to attract, motivate and retain qualified employees;
- the impact of federal, state or local government laws and regulations relating to our employees or production and the sale of food and alcoholic beverages;
- the impact of litigation, including negative publicity;
- the cost of our principal food products;
- labor shortages or increased labor costs, such as health care, market wage levels and workers' compensation insurance costs;
- inflationary increases in the costs of construction and/or real estate;
- changes in consumer preferences and demographic trends;
- the impact of initiatives by competitors and increased competition generally;
- our ability to successfully expand into new domestic and international markets;
- risks associated with partnering with franchisees or other investment partners in markets with whom we have no prior history and whose interests may not align with ours;
- the rate of growth of general and administrative expenses associated with building a strengthened corporate infrastructure to support our growth initiatives;
- negative publicity regarding food safety, health concerns and other food or beverage related matters;
- our franchisees' adherence to our practices, policies and procedures;
- potential fluctuation in our quarterly operating results due to seasonality and other factors;
- supply and delivery shortages or interruptions;

- inadequate protection of our intellectual property;
- volatility of actuarially determined insurance losses and loss estimates;
- adoption of new, or changes in existing, accounting policies and practices;
- adverse weather conditions which impact guest traffic at our restaurants; and
- unfavorable general economic conditions in the markets in which we operate that adversely affect consumer spending.

The words "believe," "may," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," "strive" or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

Other risks, uncertainties and factors, including those discussed under "Risk Factors," could cause our actual results to differ materially from those projected in any forward-looking statements we make.

We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PART I

ITEM 1—BUSINESS

Texas Roadhouse, Inc. ("Texas Roadhouse" or the "Company") was incorporated under the laws of the state of Delaware in 2004. The principal executive office is located in Louisville, Kentucky.

General Development of Business

Texas Roadhouse is a growing, moderately priced, full-service restaurant chain. Our founder, chairman and chief executive officer ("CEO"), W. Kent Taylor, started the business in 1993 with the opening of the first Texas Roadhouse in Clarksville, Indiana. Since then, we have grown to 392 restaurants in 47 states and two foreign countries. Our mission statement is "Legendary Food, Legendary Service®." Our operating strategy is designed to position each of our restaurants as the local hometown destination for a broad segment of consumers seeking high quality, affordable meals served with friendly, attentive service. As of December 25, 2012, we owned and operated 320 restaurants and franchised or licensed an additional 72 restaurants. Of the 320 restaurants we owned and operated at the end of 2012, 318 operated as Texas Roadhouse restaurants, while two operated under the name of Aspen Creek. All of our planned restaurant growth in 2013 will be Texas Roadhouse restaurants.

Financial Information about Operating Segments

We consider our restaurant and franchising operations as similar and have aggregated them into a single reportable segment. The majority of the restaurants operate in the U.S. within the casual dining segment of the restaurant industry, providing similar products to similar customers. The restaurants that operate in the U.S. also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. Each of our 320 company-owned restaurants is considered an operating segment.

Narrative Description of Business

Texas Roadhouse is a full-service, casual dining restaurant chain. We offer an assortment of specially seasoned and aged steaks hand-cut daily on the premises and cooked to order over open gas-fired grills. In addition to steaks, we also offer our guests a selection of ribs, fish, seafood, chicken, pork chops, pulled pork and vegetable plates, and an assortment of hamburgers, salads and sandwiches.

The majority of our entrées include two made-from-scratch side items, and we offer all our guests a free unlimited supply of roasted in-shell peanuts and made-from-scratch yeast rolls.

The operating strategy that underlies the growth of our concept is built on the following key components:

- *Offering high quality, freshly prepared food.* We place a great deal of emphasis on providing our guests with high quality, freshly prepared food. We hand-cut all but one of our assortment of steaks and make our sides from scratch. As part of our process, we have developed proprietary recipes to provide consistency in quality and taste throughout all restaurants. We expect a management level employee to inspect every entrée before it leaves the kitchen to confirm it matches the guest's order and meets our standards for quality, appearance and presentation. In addition, we employ a team of product coaches whose function is to provide continual, hands-on training and education to our kitchen staff for the purpose of assuring uniform adherence to recipes, food preparation procedures, food safety standards, food appearance, freshness and portion size.

- *Offering performance-based manager compensation.* We offer a performance-based compensation program to our individual restaurant managers and multi-restaurant supervisors, who are called "managing partners" and "market partners," respectively. Each of these partners earns a base salary plus a performance bonus, which represents a percentage of each of their respective restaurant's pre-tax net income. By providing our partners with a significant stake in the success of our restaurants, we believe that we are able to attract and retain talented, experienced and highly motivated managing and market partners.

- *Focusing on dinner.* In a high percentage of our restaurants, we limit our operating hours to dinner only during the weekdays with one-third of our stores offering lunch on Friday. By focusing on dinner, our restaurant teams have to prepare for and manage only one shift per day during the week. We believe this allows our restaurant teams to offer higher quality, more consistent food and service to our guests. In addition, we believe the dinner focus provides a better "quality-of-life" for our management teams and, therefore, is a key ingredient in attracting and retaining talented and experienced management personnel. We also focus on keeping our table-to-server ratios low to allow our servers to truly focus on their guests and serve their needs in a personal, individualized manner.

- *Offering attractive price points.* We offer our food and beverages at moderate price points that are as low as or lower than those offered by many of our competitors. Within each menu category, we offer a choice of several price points with the goal of fulfilling each guest's budget and value expectations. For example, our steak entrées, which include the choice of two side items, generally range from $9.99 for our 6-ounce sirloin to $24.99 for our 23-ounce Porterhouse T-Bone. The per guest average check for the Texas Roadhouse restaurants we owned and operated in 2012 was $15.44. Per guest average check represents restaurant sales divided by the number of guests served. We considered each sale of an entrée to be a single guest served. Our per guest average check is higher as a result of our weekday dinner only focus.

- *Creating a fun and comfortable atmosphere.* We believe the atmosphere we establish in our restaurants is a key component for fostering repeat business. Our restaurants feature a rustic southwestern lodge décor accentuated with hand-painted murals, neon signs, and southwestern prints, rugs and artifacts. Additionally, we offer jukeboxes, which continuously play upbeat country hits, and in-house entertainment such as line dancing and birthday celebrations.

Unit Prototype and Economics

We design our restaurant prototypes to provide a relaxed atmosphere for our guests, while also focusing on restaurant-level returns over time. Our current prototypical restaurants consist of a freestanding building with approximately 6,700 to 7,200 square feet of space constructed on sites of approximately 1.7 to 2.0 acres or retail pad sites, with seating of approximately 57 to 64 tables for a total of 245 to 281 guests, including 15 bar seats, and parking for approximately 160 vehicles either on-site or in combination with some form of off-site cross parking arrangement. Our current prototypes are adaptable to in-line and end-cap locations and/or spaces within an enclosed mall or a shopping center.

As of December 25, 2012, we leased 197 properties and owned 123 properties. Our 2012 average unit volume was $4.1 million, which represents restaurant sales for all Texas Roadhouse company restaurants open before June 28, 2011. The time required for a new restaurant to reach a steady level of cash flow is approximately three to six months. Our capital investment (including cash and non-cash costs) for new restaurants varies significantly depending on a number of factors including, but not limited to: the square footage, layout, scope of any required site work, type of construction labor (union or non-union), local permitting requirements, our ability to negotiate with landlords, cost of liquor and other licenses and hook-up fees and geographical location. For 2012, the average capital investment for Texas Roadhouse restaurants developed was $3.88 million, broken down as follows:

	Average Cost	Low	High
Land(1)	$ 960,000	$ 457,000	$1,438,000
Building(2)	1,440,000	1,138,000	2,108,000
Furniture and Equipment	1,000,000	943,000	1,112,000
Pre-opening costs	450,000	330,000	628,000
Other(3)	30,000	—	
Total	$3,880,000		

(1) Represents the average cost for land acquisitions or 10x's initial base rent in the event the land is leased.

(2) Includes site work costs.

(3) Primarily liquor licensing costs, where applicable. This cost varies based on the licensing requirements in each state.

Our 2012 average capital investment for restaurants developed was $3.88 million compared to our 2011 average of $3.76 million. Our 2011 average capital investment for restaurants developed was $3.76 million compared to our 2010 average of $3.74 million.

Site Selection

We continue to refine our site selection process. In analyzing each prospective site, our real estate team, including our restaurant market partners, devotes significant time and resources to the evaluation of local market demographics, population density, household income levels and site-specific characteristics such as visibility, accessibility, traffic generators, proximity of other retail activities, traffic counts and parking. We work actively with real estate brokers in target markets to select high quality sites and to maintain and regularly update our database of potential sites. We typically require three to six months to locate, approve and control a restaurant site and typically four to eight additional months to obtain necessary permits. Upon receipt of permits, it requires approximately four months to construct, equip and open a restaurant.

Existing Restaurant Locations

As of December 25, 2012, we had 320 company restaurants and 72 franchise restaurants in 47 states and two foreign countries as shown in the chart below.

	Number of Restaurants		
	Company	Franchise	Total
Alabama	5	—	5
Arizona	12	—	12
Arkansas	2	—	2
California	2	4	6
Colorado	13	1	14
Connecticut	2	—	2
Delaware	2	1	3
Florida	10	4	14
Georgia	3	7	10
Idaho	5	—	5
Illinois	10	—	10
Indiana	13	8	21
Iowa	9	—	9
Kansas	3	1	4
Kentucky	10	2	12
Louisiana	7	1	8
Maine	3	—	3
Maryland	3	5	8
Massachusetts	8	1	9
Michigan	8	3	11
Minnesota	3	—	3
Mississippi	1	—	1
Missouri	10	—	10
Montana	—	1	1
Nebraska	3	1	4
Nevada	1	—	1
New Hampshire	2	—	2
New Jersey	4	—	4
New Mexico	2	—	2
New York	10	—	10
North Carolina	14	—	14
North Dakota	2	1	3
Ohio	17	4	21
Oklahoma	6	—	6
Pennsylvania	18	6	24
Rhode Island	2	—	2
South Carolina	—	6	6
South Dakota	2	—	2
Tennessee	10	2	12
Texas	51	4	55
Utah	8	1	9
Vermont	1	—	1
Virginia	11	—	11
Washington	1	—	1
West Virginia	1	2	3
Wisconsin	9	4	13
Wyoming	1	—	1
Dubai, UAE	—	1	1
Kuwait City, Kuwait	—	1	1
Total	320	72	392

Food

Menu. Texas Roadhouse restaurants offer a wide variety of menu items at attractive prices that are designed to appeal to a broad range of consumer tastes. Our dinner entrée prices generally range from $9.49 to $24.99, with at least 15 meals priced under $10.00. We offer a broad assortment of specially seasoned and aged steaks, including 6, 8, 11 and 16 oz. Sirloins; 10, 12, 16 and 20 oz. Rib-eyes; 6 and 8 oz. Filets; 12 and 16 oz. New York Strip; Prime Rib; and our Porterhouse T-Bone, all but one of our assortment of steaks are hand-cut daily on the premises and cooked over open gas-fired grills. We also offer our guests a selection of fish, seafood, chicken, pork chops, ribs, pulled pork and vegetable plates, and an assortment of hamburgers, salads and sandwiches. Entrée prices include made-from-scratch yeast rolls and most include the choice of two of the following made-from-scratch sides: baked potato, sweet potato, steak fries, mashed potatoes, house or Caesar salad, green beans, chili, seasoned rice, buttered corn, applesauce and steamed vegetables. Our menu allows guests to customize their meals by ordering steaks that are "smothered" either in sautéed mushrooms, onions, cheese or gravy. Guests may also customize their baked potatoes, mashed potatoes or steak fries by ordering them "loaded" with sour cream, cheese, bacon and/or butter. Other menu items include specialty appetizers such as the "Cactus Blossom®" and "Chicken Critters®" (chicken tenders). We also provide a "12 & Under" menu for children that includes sirloin steak, rib basket, Lil 'Dillo Sirloin Bites, Jr. Chicken Critters, mini-cheeseburgers, hot dog and macaroni and cheese, all served with one side item and a beverage at prices generally between $2.99 and $7.99.

Most of our restaurants feature a full bar that offers an extensive selection of draft and bottled beer, major brands of liquor and wine as well as margaritas. Managing partners are encouraged to tailor their beer selection to include regional and local brands. Alcoholic beverages accounted for approximately 11% of restaurant sales at Texas Roadhouse in fiscal 2012.

We have maintained a fairly consistent menu over time, with a selection of approximately 60 entrees and 90 total menu items. We continually review our menu to consider enhancements to existing menu items or the introduction of new items. We change our menu only after guest feedback and an extensive study of the operational and economic implications. To maintain our high levels of food quality and service, we generally remove one menu item for every new menu item introduced so as to facilitate our ability to execute high quality meals on a focused range of menu items.

Food Quality and Safety. We are committed to serving a varied menu of high-quality, great tasting food items with an emphasis on freshness. We have developed proprietary recipes to establish consistency in quality and taste throughout all restaurants and provide a unique flavor experience to our guests. At each restaurant, a fully trained meat cutter hand cuts our steaks and other restaurant team members prepare our side items and yeast rolls from scratch in the restaurants daily. We assign individual kitchen employees to the preparation of designated food items in order to focus on quality, consistency and speed. Additionally, we expect a management level employee to inspect every entrée before it leaves the kitchen to confirm it matches the guest's order and meets our standards for quality, appearance and presentation.

We employ a team of product coaches whose function is to provide continual, hands-on training and education to the kitchen staff in all Texas Roadhouse restaurants for the purpose of reinforcing the uniformity of recipes, food preparation procedures, food safety standards, food appearance, freshness and portion size. The team currently consists of 46 product coaches, supporting all Texas Roadhouse restaurants system-wide.

Food safety is of utmost importance to us. We currently utilize several programs to help facilitate adherence to proper food preparation procedures and food safety standards. We have a Product Quality team whose function, in conjunction with our product coaches, is to develop, enforce and maintain programs designed to promote compliance with food safety guidelines. Where required, food items purchased from qualified vendors have been inspected by reputable, outside inspection services confirming that the vendor is compliant with United States Food and Drug Administration (the "FDA") and United States Department of Agriculture ("USDA") guidelines.

We perform sanitation audits on each restaurant four times a year and these results are reviewed by various members of operations and management. To reinforce the importance of food safety, we have printed all HAACP (Hazard Analysis and Critical Points) in bold type on each recipe. In addition, most of our product coaches have obtained or are in the process of obtaining their food safety professional designation.

Purchasing. Our purchasing philosophy is designed to consistently supply fresh, quality products to the restaurants at competitive prices while maximizing operating efficiencies. We negotiate directly with suppliers for substantially all food and beverage products to ensure consistent quality and freshness and obtain competitive prices. Certain products, such as dairy products and select produce, are purchased locally to assure freshness.

Food and supplies are ordered by, and shipped directly to the restaurants, as we do not maintain a central product warehouse or commissary. Most food products used in the operation of our restaurants are distributed to individual restaurants through an independent national distribution company. We strive to qualify more than one supplier for all key food items and believe that beef of comparable quality as well as all other essential food and beverage products are available, upon short notice, from alternative qualified suppliers.

Service

Guest Satisfaction. We believe that guest satisfaction and our ability to continually evaluate and improve the guest experience at each of our restaurants is important to our success. Through the use of guest surveys, our website "texasroadhouse.com," a toll-free guest response telephone line and personal interaction in the restaurant, we receive valuable feedback from guests. Additionally, we employ an outside service to administer a "Secret Shopper" program whereby trained individuals periodically dine and comprehensively evaluate the guest experience at each of our restaurants. Particular attention is given to food, beverage and service quality, cleanliness, staff attitude and teamwork, and manager visibility and interaction. The resulting reports are used for follow up training feedback to both staff and management. We continue to evaluate and implement processes relating to guest satisfaction, including reducing guest wait times and improving host interaction with the guest.

Atmosphere. The atmosphere of Texas Roadhouse restaurants is intended to appeal to broad segments of the population, children, families, couples, adults and business persons. Substantially all Texas Roadhouse restaurants are of our prototype design, reflecting a rustic southwestern lodge atmosphere, featuring an exterior of rough-hewn cedar siding and corrugated metal. The interiors feature pine floors and stained concrete and are decorated with hand-painted murals, neon signs, southwestern prints, rugs and artifacts. The restaurants contain jukeboxes that continuously play upbeat country hits. Guests may also view a display-baking area where our made-from-scratch yeast rolls are prepared and a meat cooler displaying fresh cut steaks, and may wait for seating in either a spacious, comfortable waiting area or a southwestern style bar. While waiting for a table, guests can enjoy complimentary roasted in-shell peanuts and upon being seated at a table, guests can enjoy made-from-scratch yeast rolls along with roasted in-shell peanuts.

People

Management and Employees. Each of our restaurants is generally staffed with one managing partner, one kitchen manager and one service manager, and, in most cases, one or more additional assistant managers and/or key employees. Managing partners are single restaurant operators who have primary responsibility for the day-to-day operations of the entire restaurant and are responsible for maintaining the standards of quality and performance we establish. We use market partners to supervise the operation of our restaurants. Generally, each market partner has supervisory responsibilities for up to 10 to 15 managing partners and their respective management teams. Market partners also assist with our site selection process and recruitment of new management teams. Through regular visits to the restaurants, the market partners facilitate adherence to all aspects of our concept, strategy and standards of quality. To further facilitate adherence to our standards of quality and to achieve uniform execution throughout the system, we employ product coaches who regularly visit the restaurants to assist in training of both new and existing employees and to grade food quality. The attentive service and high quality food, which results from each restaurant having a managing partner, two to three managers and the hands-on assistance of a product coach are critical to our success.

Training and Development. All restaurant employees are required to complete varying degrees of training before and during employment. Our detailed training program emphasizes our operating strategy, procedures and standards and is conducted individually at Texas Roadhouse restaurants and in groups in Louisville, Kentucky.

Our managing and market partners are generally required to have significant experience in the full-service restaurant industry and are generally hired at a minimum of nine to 12 months before their placement in a new or existing restaurant to allow time to fully train in all aspects of restaurant operations. All managing partners, kitchen and service managers and other management team members are required to complete a comprehensive training program of up to 17 weeks, which includes training for every position in the restaurant. Trainees are validated at pre-determined points during their training by either the market partner, product coach or a training manager or service coach.

A number of our restaurants have been certified as training centers by our training department. This certification confirms that the training center adheres to established operating procedures and guidelines. Additionally, most restaurants are staffed with training coordinators responsible for ongoing daily training needs.

For new restaurant openings, a full team of designated trainers, each specializing in a specific restaurant position, is deployed to the restaurant at least ten days before opening. Formal employee training begins seven days before opening, and follows a uniform, comprehensive training course as directed by a training manager.

Marketing

Our marketing strategy aims to promote the Texas Roadhouse brand, while retaining a localized focus, to:

- increase comparable restaurant sales by increasing the frequency of visits by our current guests and attracting new guests to our restaurants;
- support new restaurant openings to achieve restaurant sales and operating margin goals; and
- communicate and promote our brand's food quality, the guest experience and value.

We accomplish these objectives through three major initiatives.

In-restaurant Marketing. A significant portion of our marketing fund is spent in communicating with our guests while they are in our restaurants through point of purchase materials. We believe special promotions such as Valentine's Day and Mother's Day drive significant repeat business. Also, our eight week holiday gift card campaign is one of our most significant promotions. In addition, our mascot, "Andy Armadillo®", provides our guests with a familiar and easily identifiable face.

Local Restaurant Area Marketing. Given our strategy to be a neighborhood destination, local area marketing is integral in developing brand awareness in each market. To enhance our visibility in new markets, we deliver free food to local businesses in connection with new restaurant openings and on an ongoing basis to drive awareness. Managing partners are encouraged to participate in creative community-based marketing, such as hosting local radio or television programs. We also engage in a variety of promotional activities, such as contributing time, money and complimentary meals to charitable, civic and cultural programs. For instance, our involvement with the Special Olympics, a local Little League baseball team, a local church or the Armed Forces, shows our "Legendary Care, Concern and Support" for our communities. We leverage the corresponding recognition in our public relations and marketing efforts to communicate our corporate values and mission statement to our guests. We employ marketing coordinators at the restaurant and market level to develop and execute the majority of the local marketing strategies.

Advertising. Our restaurant concept does not rely on national advertising to promote the brand. We utilize public relations to generate "earned media" story placement in local, regional and national media. Our concept also uses a permission-based e-mail loyalty program to promote our brand and our growing social media strategy provides us the opportunity to frequently communicate with our guests. This approach aligns with our focus on local store marketing and community involvement.

Restaurant Franchise Arrangements

Franchise Restaurants. As of December 25, 2012, we had 19 franchisees that operated 72 restaurants in 23 states and two foreign countries. Domestically, franchise rights are granted for specific restaurants only, as we have not granted any rights to develop a territory in the United States. Approximately 75% of our franchise restaurants are operated by nine franchisees. No franchisee operates more than 14 restaurants.

Our standard domestic franchise agreement has a term of ten years with two renewal options for an additional five years each if certain conditions are satisfied. Our current form of franchise agreement requires the franchisee to pay a royalty fee of 4.0% of gross sales. The royalty fee varies depending on when the agreements were entered into and range from 2.0% of gross sales to the current 4.0% fee. We may, at our discretion, waive or reduce the royalty fee on a temporary or permanent basis. "Gross sales" means the total selling price of all services and products related to the restaurant. Gross sales do not include:

- employee discounts or other discounts;
- tips or gratuities paid directly to employees by guests;
- any federal, state, municipal or other sales, value added or retailer's excise taxes; or
- adjustments for net returns on salable goods and discounts allowed to guests on sales.

Domestic franchisees are currently required to pay 0.3% of gross sales to a national advertising and marketing fund for the development of advertising materials, system-wide promotions and related marketing efforts. We have the ability under our agreements to increase the required national advertising and marketing fund contribution up to 2.5% of gross sales. We may also charge a marketing fee of 0.5% of gross sales, which we may use for market research and to develop system-wide promotional and advertising materials. A franchisee's total required advertising contribution or spending will not be more than 3.0% of gross sales.

Our standard domestic franchise agreement gives us the right, but not the obligation, to compel a franchisee to transfer its assets to us in exchange for shares of our stock, or to convert its equity interests into shares of our stock. The amount of shares that a franchisee would receive is based on a formula that is included in the franchise agreement.

We have entered into one area development and franchise agreement for the development of restaurants in eight countries in the Middle East over ten years. Our franchisee is required to pay us a franchise fee for each restaurant to be opened, royalties on the gross sales of each restaurant and a development fee for our grant of development rights in the named countries. The term of the agreement may be extended, and the franchisee has rights to expand into additional countries. We anticipate that the specific business terms of any future franchise agreement for international restaurants might vary significantly from the standard terms of our domestic agreements and from the terms of the single existing international agreement, depending on the territory to be franchised and the extent of franchisor-provided services to each franchisee.

Any of our franchise agreements, whether domestic or international, may be terminated if the franchisee defaults in the performance of any of its obligations under the franchise agreement, including its obligations to operate the restaurant in strict accordance with our standards and specifications. A franchise agreement may also be terminated if a franchisee becomes insolvent, fails to make its required payments, creates a threat to the public health or safety, ceases to operate the restaurant, or misuses the Texas Roadhouse trademarks.

Franchise Compliance Assurance. We have various systems in place to promote compliance with our systems and standards, both during the development and operating of franchise restaurants. We actively work with our franchisees to support successful franchise operations as well as compliance with the Texas Roadhouse standards and procedures. During the restaurant development phase, we approve the selection of restaurant sites and make available copies of our prototype building plans to franchisees. In addition, we ensure that the building design is in compliance with our standards. We provide training to the managing partner and up to three other managers of a franchisee's first restaurant. We also provide trainers to assist in the opening of every domestic franchise restaurant; we provide trainers to assist our international franchisees in the opening of their restaurants until such time as they develop an approved restaurant opening training program. Finally, on an ongoing basis, we conduct reviews on all franchise restaurants to determine their level of effectiveness in executing our concept at a variety of operational levels. Our franchisees are required to follow the same standards and procedures regarding equipment, food purchases and food preparation as we maintain in our company restaurants. Reviews are conducted by seasoned operations teams, and focus on key areas including health, safety and execution proficiency.

To continuously improve our communications with franchisees and the consistency of the brand, we maintain a business development council that includes representatives of our domestic franchisees, company operations personnel and vendors. The council's functions are advisory. Its members review and comment on proposed advertising campaigns and materials and budget expenditures, as well as operational initiatives. Our regional market partners also provide support to our domestic franchise restaurant operators.

Management Services. We provide management services to 23 of the franchise restaurants in which we and/or our founder have an ownership interest. Such management services include accounting, operational supervision, human resources, training, and food, beverage and equipment consulting for which we receive monthly fees of up to 2.5% of gross sales. We also make available to these restaurants certain legal services through outside sources and restaurant employees and employee benefits on a pass-through cost basis. In addition, we receive a monthly fee from six franchise restaurants for providing payroll and accounting services.

Management Information Systems and Restaurant Reporting

All of our company restaurants utilize computerized management information systems, which are designed to improve operating efficiencies, provide restaurant and Support Center management with timely access to financial and operating data and reduce administrative time and expense. With our current information systems, we have the ability to query, report and analyze this intelligent data on a daily, weekly, period, quarter and year-to-date basis and beyond, on a company-wide, regional or individual restaurant basis. Together, this enables us to closely monitor sales, food and beverage costs and labor and operating expenses at each of our restaurants. We have a number of systems and reports that provide comparative information that enables both restaurant and Support Center management to supervise the financial and operational performance of our restaurants and to recognize and understand trends in the business. Our accounting department uses a standard, integrated system to prepare monthly profit and loss statements, which provides a detailed analysis of sales and costs. These monthly profit and loss statements are compared both to the restaurant-prepared reports and to prior periods. Currently, we utilize cable, digital subscriber lines (DSL) or T-1 technology at the restaurant level, which serves as a high-speed, secure communication link between the restaurants and our Support Center as well as our credit and gift card processor.

Competition

According to the National Restaurant Association, or NRA, restaurant industry sales in 2013 will represent approximately 4% of the United States' gross domestic product. The NRA also forecasts that restaurant industry sales will reach $660.5 billion in 2013 and will encompass approximately 980,000 restaurants.

Competition in the restaurant industry is intense. Texas Roadhouse restaurants compete with mid-priced, full-service, casual dining restaurants primarily on the basis of taste, quality and price of the food offered, service, atmosphere, location and overall dining experience. Our competitors include a large and diverse group of restaurants that range from independent local operators to well-capitalized national restaurant chains. Although we believe that we compete favorably with respect to each of the above factors, other restaurants operate with concepts that compete for the same casual dining guests as we do. We also compete with other restaurants and retail establishments for quality site locations and restaurant-level employees.

Trademarks

Our registered trademarks and service marks include, among others, our trade names and our stylized logos. We have registered all of our significant marks with the United States Patent and Trademark Office. We have registered or have registrations pending for our most significant trademarks and service marks in 45 foreign jurisdictions including the European Union. To better protect our brand, we have also registered various Internet domain names. We believe that our trademarks, service marks and other proprietary rights have significant value and are important to our brand-building efforts and the marketing of our restaurant concepts.

Government Regulation

We are subject to a variety of federal, state and local laws affecting our businesses. Each of our restaurants is subject to permitting, licensing and regulation by a number of government authorities, which may include among others, alcoholic beverage control, health and safety, nutritional menu labeling, health care, sanitation, building and fire codes, and to compliance with the applicable zoning, land use and environmental laws and regulations. Difficulties in obtaining or failure to obtain required licenses or approvals could delay or prevent the development of a new restaurant in a particular area. Additionally, difficulties or inabilities to retain or renew licenses, or increased compliance costs due to changed regulations, could adversely affect operations at existing restaurants.

In 2012, the sale of alcoholic beverages accounted for approximately 11% of our restaurant sales. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities, for a license or permit to sell alcoholic beverages on the premises that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations affect numerous aspects of restaurant operations, including minimum age of patrons and employees, hours of operation, advertising, training, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. The failure of a restaurant to obtain or retain liquor or food service licenses or permits would have a material adverse effect on the restaurant's operations. To reduce this risk, each company restaurant is operated in accordance with procedures intended to facilitate compliance with applicable codes and regulations.

We are subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance, as well as excess umbrella coverage of $100.0 million, with a $10,000 deductible for the first $25.0 million of excess coverage.

Our restaurant operations are also subject to federal and state labor laws governing such matters as minimum and tip wage requirements, overtime pay, health benefits, unemployment tax rates, workers' compensation rates, citizenship requirements, working conditions and hiring and employment practices. Significant numbers of our service, food preparation and other personnel are paid at rates related to the federal minimum wage (which currently is $7.25 per hour) or federal tipped wage (which currently is $2.13 per hour). Our employees who receive tips as part of their compensation, such as servers, are paid at a minimum wage rate, after giving effect to applicable tip credits. We rely on our employees to accurately disclose the full amount of their tip income, and we base our FICA tax reporting on the disclosures provided to us by such tipped employees. Numerous states in which we operate have passed legislation governing the applicable state minimum hourly and/or tipped wage. Further planned and unplanned increases in federal and/or state minimum hourly and tipped wages or state unemployment tax rates will increase our labor costs. These increases may or may not be offset by additional menu price adjustments and/or guest traffic growth.

The Patient Protection and Affordable Care Act of 2010 (the "PPACA") includes provisions requiring all Americans to obtain health care coverage in 2014. As part of these provisions, we will be required to provide health insurance benefits to some of our employees. We are continuing to assess the impact of these provisions on our health care benefit costs particularly as it relates to the implementation of the program. While the requirement that we provide health insurance benefits to employees that are more extensive than the health insurance benefits we currently provide could have an adverse effect on our results of operations and financial position, we believe that the impact will be manageable. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us. These increases may or may not be offset by additional menu price adjustments and/or guest traffic growth.

We are subject to laws and regulations relating to the preparation and sale of food, including regulations regarding product safety, nutritional content and menu labeling. We are or may become subject to laws and regulations requiring disclosure of calorie, fat, trans fat, salt and allergen content. The PPACA establishes a uniform, federal requirement for certain restaurants to post nutritional information on their menus, which specifically requires chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information. The PPACA further permits the FDA to require covered restaurants to make additional nutrient disclosures, such as disclosure of trans fat content. The FDA published proposed regulations to implement the menu labeling provisions of the PPACA in April 2011, however, the agency has delayed the release of final regulations implementing these requirements. We expect the final regulations to be released sometime during 2013.

Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items may be costly and time-consuming. Additionally, if consumer health regulations or consumer eating habits change significantly, we may be required to modify or discontinue certain menu items, and we may experience higher costs associated with the implementation of those changes. In addition, we cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits. The imposition of menu-labeling laws could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general.

Our facilities must comply with the applicable requirements of the Americans with Disabilities Act of 1990 ("ADA") and related state accessibility statutes. Under the ADA and related state laws, we must provide equivalent service to disabled persons and make reasonable accommodation for their employment, and when constructing or undertaking significant remodeling of our restaurants, we must make those facilities accessible.

We are subject to laws relating to information security, privacy, cashless payments and consumer credit, protection and fraud. An increasing number of governments and industry groups worldwide have established data privacy laws and standards for the protection of personal information, including social security numbers, financial information (including credit card numbers), and health information.

See Item 1A "Risk Factors below for a discussion of risks relating to federal, state and local regulation of our business.

Seasonality

Our business is subject to minor seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the winter months of each year.

Employees

As of December 25, 2012, we employed approximately 40,000 people, of whom 442 were executive and administrative personnel, 1,472 were restaurant management personnel and the remainder were hourly restaurant personnel. Many of our hourly restaurant employees work part-time. None of our employees are covered by a collective bargaining agreement.

Executive Officers of the Company

Set forth below are the name, age, position and a brief account of the business experience of each of our executive officers:

Name	Age	Position
W. Kent Taylor	57	Chairman and Chief Executive Officer
Scott M. Colosi	48	President
Steven L. Ortiz	55	Chief Operating Officer
G. Price Cooper, IV	41	Chief Financial Officer
Jill Marchant	47	General Counsel

W. Kent Taylor. Mr. Taylor is the founder of Texas Roadhouse and resumed his role as Chief Executive Officer in August 2011, a position he held between May 2000 and October 2004 . He was named Chairman of the Company and Board in October 2004. Before his founding of our concept,

Mr. Taylor founded and co-owned Buckhead Bar and Grill in Louisville, Kentucky. Mr. Taylor has over 25 years of experience in the restaurant industry.

Scott M. Colosi. Mr. Colosi was appointed President in August 2011. Previously, Mr. Colosi served as our Chief Financial Officer since September 2002. From 1992 until September 2002, Mr. Colosi was employed by YUM! Brands, Inc., owner of KFC, Pizza Hut and Taco Bell brands. During this time, Mr. Colosi served in various financial positions and, immediately prior to joining us, was Director of Investor Relations. Mr. Colosi has over 20 years of experience in the restaurant industry.

Steven L. Ortiz. Mr. Ortiz has served as our Executive Vice President of Operations since May 2001. In 2004,, Mr. Ortiz became Chief Operating Officer. Mr. Ortiz joined our company in 1996 as a Market Partner in which capacity he was responsible for developing and starting new Texas Roadhouse restaurants in Texas. From 1982 to 1996, Mr. Ortiz was employed by Bennigan's Restaurants in various capacities, including General Manager, Area Director and Regional Vice President. Mr. Ortiz has over 25 years of experience in the restaurant industry.

G. Price Cooper, IV. Mr. Cooper was appointed Chief Financial Officer in August 2011. Previously, Mr. Cooper served as our Vice President of Finance since August 2006. From 1998 to 2006, Mr. Cooper was employed by Ruby Tuesday, Inc. During this time, Mr. Cooper held various positions in finance, planning and accounting and, immediately prior to joining us, was Vice President of Investor Relations and Planning. Mr. Cooper is a Certified Public Accountant with over 18 years of finance and accounting experience, including 14 years of experience in the restaurant industry.

Jill Marchant. Ms. Marchant joined our company in August 2011 and was appointed General Counsel in December 2011. Prior to joining Texas Roadhouse, Ms. Marchant served as Associate General Counsel for DineEquity, Inc., the parent company for Applebee's Neighborhood Grill and Bar and IHOP Restaurants. Ms. Marchant worked for 12 years at Honeywell Federal Manufacturing and Technologies. Ms. Marchant has over 20 years of legal experience, including 8 years of experience in the restaurant industry.

Website Access To Reports

We make our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934, available, free of charge on or through the Internet website, www.texasroadhouse.com, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC").

ITEM 1A. RISK FACTORS

From time to time in periodic reports and oral statements, and in this Annual Report on Form 10-K, we present statements about future events and expectations that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements.

Careful consideration should be given to the risks described below. If any of the risks and uncertainties described in the cautionary factors described below actually occurs, our business, financial condition and results of operations, and the trading price of our common stock could be materially and adversely affected. Moreover, we operate in a very competitive and rapidly changing environment. New factors emerge from time to time and it is not possible to predict the impact of all these factors on our business, financial condition or results of operation.

Risks Related to Our Business

If we fail to manage our growth effectively, it could harm our business.

Failure to manage our growth effectively could harm our business. We have grown significantly since our inception and intend to continue growing in the future. Our existing restaurant management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel. We cannot assure you that we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure. If we are unable to manage our growth effectively, our business and operating results could be materially adversely impacted.

You should not rely on past changes in our average unit volumes or our comparable restaurant sales as an indication of our future results of operations because they may fluctuate significantly.

A number of factors have historically affected, and will continue to affect, our average unit volumes and comparable restaurant sales, including, among other factors:

- our ability to execute our business strategy effectively;
- unusually strong initial sales performance by new restaurants;
- competition;
- weather and acts of God;
- consumer trends;
- introduction of new menu items; and
- general regional, national and global economic conditions.

Our average unit volumes and comparable restaurant sales may not increase at rates achieved in the past. Changes in our average unit volumes and comparable restaurant sales could cause the price of our common stock to fluctuate substantially.

Our growth strategy, which primarily depends on our ability to open new restaurants that are profitable, is subject to many factors, some of which are beyond our control.

Our objective is to grow our business and increase stockholder value by (1) expanding our base of company restaurants (and, to a lesser extent, franchise restaurants) that are profitable and (2) increasing sales and profits at existing restaurants. While both these methods of achieving our objective are important to us, historically the most significant means of achieving our objective has been through opening new restaurants and operating these restaurants on a profitable basis. We expect this to continue to be the case in the future.

We cannot assure you that we will be able to open new restaurants in accordance with our expansion plans. We have experienced delays in opening some of our restaurants in the past and may experience delays in the future. Delays or failures in opening new restaurants could materially adversely affect our growth strategy. One of our biggest challenges in executing our growth strategy is locating and securing an adequate supply of suitable new restaurant sites. Competition for suitable restaurant sites in our target markets is intense and we cannot assure you that we will be able to find sufficient suitable locations, or suitable purchase or lease terms, for our planned expansion in any future period. Our ability to open new restaurants will also depend on numerous other factors, some of which are beyond our control, including, but not limited to, the following:

- our ability to hire, train and retain qualified operating personnel, especially market partners and managing partners;
- the availability of construction materials and labor;
- our ability to control construction and development costs of new restaurants;
- our ability to secure required governmental approvals and permits in a timely manner, or at all;
- our ability to secure liquor licenses;
- general economic conditions;
- the cost and availability of capital to fund construction costs and pre-opening expenses; and
- weather and acts of God.

Once opened, we anticipate that our new restaurants will generally take several months to reach planned operating levels due to start-up inefficiencies typically associated with new restaurants. We cannot assure you that any restaurant we open will be profitable or obtain operating results similar to those of our existing restaurants. Our ability to operate new restaurants profitably will depend on numerous factors, including those discussed above impacting our average unit volumes and comparable restaurant sales, some of which are beyond our control, including, but not limited to, the following:

- competition;
- consumer acceptance of our restaurants in new domestic or international markets;
- the ability of the market partner and the managing partner to execute our business strategy at the new restaurant;
- general regional, national and global economic conditions;
- changes in government regulation;
- road construction and other factors limiting access to the restaurant; and
- weather and acts of God.

Our failure to successfully open new restaurants that are profitable in accordance with our growth strategy could harm our business and future prospects. In addition, our inability to open new restaurants and provide growth opportunities to our employees could result in the significant loss of qualified personnel which could harm our business and future prospects.

Our objective to increase sales and profits at existing restaurants could be adversely affected by macroeconomic conditions.

During 2013 and possibly beyond, the U.S. and global economies may continue to suffer from a downturn in economic activity. Recessionary economic cycles, higher interest rates, higher fuel and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect consumer spending or buying habits could adversely affect the demand for our products. As in the past, we could experience reduced guest traffic or we may be unable or unwilling to increase the prices we can charge for our products to offset higher costs or fewer transactions, either of which could reduce our sales and profit margins. Also, landlords or other tenants in the shopping centers in which some of our restaurants are located may experience difficulty as a result of macroeconomic trends or cease to operate, which could in turn negatively affect guest traffic at our restaurants. All of these factors could have a material adverse impact on our results of operations.

Our franchisees could take actions that could harm our business.

Our franchisees are contractually obligated to operate their restaurants in accordance with Texas Roadhouse standards. We also provide training and support to franchisees. However, most franchisees are independent third parties that we do not control, and these franchisees own, operate and oversee the daily operations of their restaurants. As a result, the ultimate success and quality of any franchise restaurant rests with the franchisee. If franchisees do not successfully operate restaurants in a manner consistent with our standards, the Texas Roadhouse image and reputation could be harmed, which in turn could adversely affect our business and operating results.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to a number of factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

- the timing of new restaurant openings and related expenses;
- restaurant operating costs for our newly-opened restaurants, which are often materially greater during the first several months of operation than thereafter;
- labor availability and costs for hourly and management personnel including mandated changes in federal and/or state minimum and tip wage rates, state unemployment tax rates, or health benefits;
- profitability of our restaurants, especially in new markets;
- changes in interest rates;
- the impact of litigation, including negative publicity;
- increases and decreases in average unit volumes and comparable restaurant sales;
- impairment of long-lived assets, including goodwill, and any loss on restaurant closures;
- general economic conditions, globally, nationally and locally;
- negative publicity relating to the consumption of beef or other products we serve;
- changes in consumer preferences and competitive conditions;
- expansion to new domestic or international markets;
- adverse weather conditions which impact guest traffic at our restaurants;
- increases in infrastructure costs;
- fluctuations in commodity prices;
- competitive actions; and
- weather and acts of God.

Our business is also subject to minor seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the winter months of each year. As a result, our quarterly operating results and comparable restaurant sales may fluctuate as a result of seasonality. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

If we lose the services of any of our key management personnel, our business could suffer.

Our future success significantly depends on the continued services and performance of our key management personnel. Our future performance will depend on our ability to motivate and retain these and other key officers and managers, particularly regional market partners, market partners and managing partners. Competition for these employees is intense. The loss of the services of members of our senior management team or other key officers or managers or the inability to attract additional qualified personnel as needed could materially harm our business.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

We own certain common law trademark rights and a number of federal and international trademark and service mark registrations, including our trade names and logos, and proprietary rights relating to certain of our core menu offerings. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We, therefore, devote appropriate resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized usage or imitation by others, which could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees. Our inability to register or protect our marks and other propriety rights in foreign jurisdictions could adversely affect our competitive position in international markets.

We cannot assure you that third parties will not claim that our trademarks or menu offerings infringe upon their proprietary rights. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause delays in introducing new menu items in the future or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations, financial condition or liquidity.

We may need additional capital in the future and it may not be available on acceptable terms.

The development of our business may require significant additional capital in the future to, among other things, fund our operations and growth strategy. We may rely on bank financing and also may seek access to the debt and/or equity capital markets. There can be no assurance, however, that these sources of financing will be available on terms favorable to us, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance, investor sentiment and our ability to incur additional debt in compliance with agreements governing our outstanding debt. These factors may make the timing, amount, terms and conditions of additional financings unattractive to us. If we are unable to raise additional capital, our growth could be impeded.

Our existing credit facility limits our ability to incur additional debt.

The lenders' obligation to extend credit under the facility depends on our maintaining certain financial covenants, including a minimum consolidated fixed charge coverage ratio of 2.00 to 1.00 and a maximum consolidated leverage ratio of 3.00 to 1.00. If we are unable to maintain these ratios, we would be unable to obtain additional financing under this facility. The credit facility permits us to incur additional secured or unsecured indebtedness outside the facility, except for the incurrence of secured indebtedness that in the aggregate exceeds 20% of our consolidated tangible net worth or circumstances where the incurrence of secured or unsecured indebtedness would prevent us from complying with our financial covenants.

We have also entered into other loan agreements with other lenders to finance various restaurants which impose financial covenants that are less restrictive than those imposed by our existing credit facility. A default under these loan agreements could result in a default under our existing credit facility, which in turn would limit our ability to secure additional funds under that facility. As of December 25, 2012, we were in compliance with all of our lenders' covenants.

We may be required to record additional impairment charges in the future.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to company-owned restaurant operations, as well as our overall performance in connection with our impairment analyses for long-lived assets. When impairment triggers are deemed to exist for any given company-owned restaurant, the estimated undiscounted future cash flows for the restaurant are compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge would be recorded equal to the difference between the carrying value and the estimated fair value.

We also review the value of our goodwill and other intangible assets on an annual basis and when events or changes in circumstances indicate that the carrying value of goodwill or other intangible assets may exceed the fair value of such assets. The estimates of fair value are based upon the best information available as of the date of the assessment and incorporate management assumptions about expected future cash flows and contemplate other valuation measurements and techniques.

The estimates of fair value used in these analyses require the use of judgment, certain assumptions and estimates of future operating results. If actual results differ from our estimates or assumptions, additional impairment charges may be required in the future. If impairment charges are significant, our results of operations could be adversely affected.

The acquisition of existing restaurants from our franchisees and licensees and other strategic transactions may have unanticipated consequences that could harm our business and our financial condition.

We plan to opportunistically acquire existing restaurants from our franchisees or licensees over time. Additionally, from time to time, we evaluate potential mergers, acquisitions, joint ventures or other strategic initiatives to acquire or develop additional concepts. To successfully execute any acquisition or development strategy, we will need to identify suitable acquisition or development candidates, negotiate acceptable acquisition or development terms and obtain appropriate financing. Any acquisition or future development that we pursue, whether or not successfully completed, may involve risks, including:

- material adverse effects on our operating results, particularly in the fiscal quarters immediately following the acquisition or development as the restaurants are integrated into our operations;
- risks associated with entering into new domestic or international markets or conducting operations where we have no or limited prior experience;

- risks inherent in accurately assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, and our ability to achieve projected economic and operating synergies; and
- the diversion of management's attention from other business concerns.

Future acquisitions of existing restaurants from our franchisees or licensees or other strategic partners, which may be accomplished through a cash purchase transaction, the issuance of shares of common stock or a combination of both, could have a dilutive impact on holders of our common stock, and result in the incurrence of debt and contingent liabilities and impairment charges related to goodwill and other tangible and intangible assets, any of which could harm our business and financial condition. The development of additional concepts and/or the entrance into international markets may not be as successful as our experience in the development of the Texas Roadhouse concept domestically. Development rates for newer brands may differ significantly as there is increased risk in the development of a new restaurant concept or system.

Approximately 16% of our company restaurants are located in Texas and, as a result, we are sensitive to economic and other trends and developments in that state.

As of December 25, 2012, we operated a total of 51 company restaurants in Texas. As a result, we are particularly susceptible to adverse trends and economic conditions in this state, including its labor market. In addition, given our geographic concentration in this state, negative publicity regarding any of our restaurants in Texas could have a material adverse effect on our business and operations, as could other occurrences in Texas such as local strikes, energy shortages or increases in energy prices, droughts, earthquakes, fires or other natural disasters.

Our expansion into new domestic and/or international markets may present increased risks due to our unfamiliarity with the area.

Some of our new restaurants will be located in areas where we have little or no meaningful experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new restaurants to be less successful than restaurants in our existing markets. An additional risk of expanding into new markets is the lack of market awareness of our brands. Restaurants opened in new markets may open at lower average weekly sales volumes than restaurants opened in existing markets and may have higher restaurant-level operating expense ratios than in existing markets. Sales at restaurants opened in new markets may take longer to reach average unit volumes, if at all, thereby affecting our overall profitability.

The possibility of future misstatement exists due to inherent limitations in our control systems, which could adversely affect our business.

We cannot be certain that our internal control over financial reporting and disclosure controls and procedures will prevent all possible error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of error or fraud, if any, in our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake, which could have an adverse impact on our business.

Risks Relating to the Food Service Industry

Our business is affected by changes in consumer preferences and discretionary spending.

Our success depends, in part, upon the popularity of our food products. Shifts in consumer preferences away from our restaurants or cuisine, particularly beef, would harm our business. Also, our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our business, results of operations, financial condition or liquidity.

Our success depends on our ability to compete with many food service businesses.

The restaurant industry is intensely competitive and we compete with many well-established food service companies on the basis of taste, quality and price of products offered, guest service, atmosphere, location and overall guest experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant companies. Many of our competitors or potential competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in pricing, marketing and the casual dining segment of the restaurant industry better than we can. As our competitors expand their operations, we expect competition to intensify. We also compete with other restaurant chains and other retail businesses for quality site locations and hourly employees.

Changes in food and supply costs could adversely affect our results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Any increase in food prices, particularly proteins, could adversely affect our operating results. In addition, we are susceptible to increases in food costs as a result of factors beyond our control, such as weather conditions, food safety concerns, product recalls, global market and trade conditions, and government regulations. We cannot predict whether we will be able to anticipate and react to changing food costs by adjusting our purchasing practices and menu prices, and a failure to do so could adversely affect our operating results. In addition, because we provide a moderately priced product, we may not seek to or be able to pass along price increases to our guests. Also, if we adjust pricing there is no assurance that we will realize the full benefit of any adjustment due to changes in our guests' menu item selections and guest traffic.

We currently purchase the majority of our beef from four beef suppliers under annual contracts. While we maintain relationships with additional suppliers, if any of these vendors were unable to fulfill its obligations under its contracts, we could encounter supply shortages and incur higher costs to secure adequate supplies, either of which would harm our business.

The food service industry is affected by litigation and publicity concerning food quality, health and other issues, which can cause guests to avoid our restaurants and result in significant liabilities or litigation costs.

Food service businesses can be adversely affected by litigation and complaints from guests, consumer groups or government authorities resulting from food quality, illness, injury or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging guests from eating at our restaurants. We could also incur significant liabilities if a lawsuit or claim results in a decision against us or litigation costs regardless of the result.

Given the marked increase in the use of social media platforms and similar devices in recent years, individuals have access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on the accuracy of the content posted. Information concerning our company may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our business. The harm may be immediate without affording us an opportunity for redress or correction. These factors could have a material adverse effect on our business.

Health concerns relating to the consumption of beef or other food products could affect consumer preferences and could negatively impact our results of operations.

Like other restaurant chains, consumer preferences could be affected by health concerns about the consumption of beef, the key ingredient in many of our menu items, or negative publicity concerning food quality, illness and injury in general. In recent years there has been negative publicity concerning e-coli, hepatitis A, "mad cow," "foot-and-mouth" disease and "bird flu." The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests. In April 2011, the FDA published proposed regulations to implement the menu labeling provisions of the PPACA; however, the agency has delayed the release of final regulations implementing these requirements. We expect the final regulations to be released in 2013. The labeling requirements and any negative publicity concerning any of the food products we serve may adversely affect demand for our food and could result in a decrease in guest traffic to our restaurants. If we react to the labeling requirements or negative publicity by changing our concept or our menu offerings or their ingredients, we may lose guests who do not prefer the new concept or products, and we may not be able to attract sufficient new guests to produce the revenue needed to make our restaurants profitable. In addition, we may have different or additional competitors for our intended guests as a result of a change in our concept and may not be able to compete successfully against those competitors. A decrease in guest traffic to our restaurants as a result of these health concerns or negative publicity or as a result of a change in our menu or concept could materially harm our business.

Health concerns arising from outbreaks of viruses may have an adverse effect on our business.

The United States and other countries have experienced, or may experience in the future, outbreaks of viruses, such as Avian Flu, SARS and H1N1. To the extent that a virus is food-borne, future outbreaks may adversely affect the price and availability of certain food products and cause our guests to eat less of a product. To the extent that a virus is transmitted by human-to-human contact, our employees or guests could become infected, or could choose, or be advised, to avoid gathering in public places, any one of which could adversely affect our business.

Our business could be adversely affected by increased labor costs or labor shortages.

Labor is a primary component in the cost of operating our business. We devote significant resources to recruiting and training our managers and hourly employees. Increased labor costs due to competition, unionization, increased minimum and tip wage, state unemployment rates or employee benefits costs or otherwise, would adversely impact our operating expenses. The federal government and numerous states have enacted legislation resulting in tip and/or minimum wage increases as well as pre-determined future increases. We anticipate that additional legislation will be enacted in future periods. The Patient Protection and Affordable Care Act of 2010 (the "PPACA") includes provisions requiring health care coverage for all Americans in 2014. We are continuing to assess the impact of these provisions on our health care benefit costs particularly as it relates to the implementation of the program. While we believe that the impact of the requirement to provide health insurance benefits to employees that are more extensive than what we currently provide is manageable, the requirements could have an adverse effect on our results of operations and financial position. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us. In addition, a shortage in the labor pool or other general inflationary pressures or changes could also increase our labor costs. Our operating expenses will be adversely affected to the extent that we are not able or are unwilling to offset these costs through higher prices on our products.

Moreover, we could suffer from significant indirect costs, including restaurant disruptions due to management or hourly labor turnover and potential delays in new restaurant openings or adverse guest reactions to inadequate guest service levels due to staff shortages. Competition for qualified employees exerts upward pressure on wages paid to attract such personnel, resulting in higher labor costs, together with greater recruitment and training expense. A shortage in the labor pool could also cause our restaurants to be required to operate with reduced staff, which could negatively impact our ability to provide adequate service levels to our guests.

In addition, our success depends on our ability to attract, motivate and retain qualified employees, including restaurant managers and staff, to keep pace with our growth strategy. If we are unable to do so, our results of operations may be adversely affected.

We may not be able to obtain and maintain licenses and permits necessary to operate our restaurants and compliance with governmental laws and regulations could adversely affect our operating results.

The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits and approvals, including liquor licenses, could adversely affect our operating results. Difficulties or failure to obtain the required licenses and approvals could delay or result in our decision to cancel the opening of new restaurants. Local authorities may revoke, suspend or deny renewal of our liquor licenses if they determine that our conduct violates applicable regulations.

In addition to our having to comply with these licensing requirements, various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum and tip wage requirements, overtime pay, health benefits, unemployment tax rates, workers' compensation rates, citizenship requirements and working conditions. A number of factors could adversely affect our operating results, including:

- additional government-imposed increases in minimum and/or tipped wages, overtime pay, paid leaves of absence and mandated health benefits;
- increased tax reporting and tax payment requirements for employees who receive gratuities;
- any failure of our employees to comply with laws and regulations governing citizenship or residency requirements resulting in disruption of our work force and adverse publicity against us;
- a reduction in the number of states that allow gratuities to be credited toward minimum wage requirements; and
- increased employee litigation including claims under federal and/or state wage and hour laws.

The federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for disabled persons.

Complaints or litigation may hurt us.

Occasionally, our guests file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered as a result of a visit to our restaurants, or that we have problems with food quality or operations. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims, claims from franchisees and claims alleging violations of federal and state laws regarding consumer, workplace and employment matters, wage and hour claims, discrimination and similar matters, or we could become subject to class action lawsuits related to these matters in the future. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests. In addition, we are subject to "dram shop" statutes. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Some litigation against restaurant chains has resulted in significant judgments, including punitive damages, under dram shop statutes. Because a plaintiff may seek punitive damages, which may not be covered by insurance, this type of action could have an adverse impact on our financial condition and results of operations. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage for any claims could materially adversely affect our business, results of operations, financial condition or liquidity. Further, adverse publicity resulting from these allegations may have a material adverse effect on us and our restaurants.

We rely heavily on information technology, and any material failure, weakness or interruption could prevent us from effectively operating our business.

We rely heavily on information systems, including point-of-sale processing in our restaurants, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms could result in delays in guest service and reduce efficiency in our operations. Remediation of such problems could result in significant, unplanned capital investments.

We may incur costs resulting from breaches of security of confidential guest information related to our electronic processing of credit and debit card transactions.

We accept electronic payment cards for payment in our restaurants. During 2012, approximately 78% of our transactions were by credit or debit cards, and such card usage could increase. Other retailers have experienced actual or potential security breaches in which credit and debit card information may have been stolen. We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. Any such claim or proceeding could cause us to incur significant unplanned expenses, in excess of our insurance coverage, which could have an adverse impact on our financial condition and results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on us and our restaurants.

Our current insurance may not provide adequate levels of coverage against claims.

We currently maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such damages could have a material adverse effect on our business and results of operations. In addition, we self-insure a significant portion of expected losses under our workers compensation, general liability, employment practices liability and property insurance programs. Unanticipated changes in the actuarial assumptions and management estimates underlying our reserves for these losses could result in materially different amounts of expense under these programs, which could have a material adverse effect on our financial condition, results of operations and liquidity.

Risks Related to Our Corporate Structure and our Stock Ownership

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

Our certificate of incorporation and by-laws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our Board of Directors. These provisions include, among other things, advance notice for raising business or making nominations at meetings, "blank check" preferred stock and three-year staggered terms for our Board of Directors. Blank check preferred stock enables our Board of Directors, without approval of the stockholders, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, as our Board of Directors may determine. The issuance of blank check preferred stock may adversely affect the voting and other rights of the holders of our common stock as our Board of Directors may designate and issue preferred stock with terms that are senior to our common stock. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock.

The Delaware General Corporation Law prohibits us from engaging in "business combinations" with "interested shareholders" (with some exceptions) unless such transaction is approved in a prescribed manner. The existence of this provision could have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for our common stock.

ITEM 1B—UNRESOLVED STAFF COMMENTS

None.

ITEM 2—PROPERTIES

Properties

Our Support Center is located in Louisville, Kentucky. We occupy this facility under leases with Paragon Centre Holdings, LLC, a limited liability company in which we have a minority ownership position. As of December 25, 2012, we leased 69,342 square feet. Our leases expire between March 31, 2014 and December 31, 2025. Of the 320 company restaurants in operation as of December 25, 2012, we owned 123 locations and leased 197 locations, as shown in the following table.

State	Owned	Leased	Total
Alabama	3	2	5
Arizona	6	6	12
Arkansas	—	2	2
California	1	1	2
Colorado	7	6	13
Connecticut	—	2	2
Delaware	1	1	2
Florida	3	7	10
Georgia	2	1	3
Idaho	1	4	5
Illinois	2	8	10
Indiana	7	6	13
Iowa	2	7	9
Kansas	2	1	3
Kentucky	4	6	10
Louisiana	1	6	7
Maine	—	3	3
Maryland	—	3	3
Massachusetts	1	7	8
Michigan	3	5	8
Minnesota	1	2	3
Mississippi	1	—	1
Missouri	2	8	10
Nebraska	1	2	3
Nevada	—	1	1
New Hampshire	2	—	2
New Jersey	1	3	4
New Mexico	1	1	2
New York	3	7	10
North Carolina	4	10	14
North Dakota	—	2	2
Ohio	12	5	17
Oklahoma	2	4	6
Pennsylvania	3	15	18
Rhode Island	—	2	2
South Dakota	1	1	2
Tennessee	—	10	10
Texas	34	17	51
Utah	—	8	8
Vermont	—	1	1
Virginia	4	7	11
Washington	—	1	1
West Virginia	1	—	1
Wisconsin	3	6	9
Wyoming	1	—	1
Total	123	197	320

Additional information concerning our properties and leasing arrangements is included in note 2(p) and note 7 to the Consolidated Financial Statements appearing in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 3—LEGAL PROCEEDINGS

Occasionally, we are a defendant in litigation arising in the ordinary course of our business, including "slip and fall' accidents, employment related claims and claims from guests or employees alleging illness, injury or food quality, health or operational concerns. None of these types of litigation, most of which are covered by insurance, has had a material effect on us and, as of the date of this report, we are not party to any litigation that we believe could have a material adverse effect on our business other than the litigation discussed below.

On September 30, 2011, the U.S. Equal Employment Opportunity Commission ("EEOC") filed a lawsuit styled Equal Employment Opportunity Commission v. Texas Roadhouse, Inc., Texas Roadhouse Holdings LLC, Texas Roadhouse Management Corp. in the United States District Court, District of Massachusetts, Civil Action Number 1:11-cv-11732. The complaint alleges that applicants over the age of 40 were denied employment in our restaurants in bartender, host, server and server assistant positions due to their age. The EEOC is seeking injunctive relief, remedial actions, payment of damages to the applicants and costs. We believe we have meritorious defenses to the claims made by the EEOC, and we intend to vigorously defend against them. We filed a response to the complaint in the form of two motions, one to dismiss the case and one to transfer the case to Louisville, KY. On July 24, 2012, the court issued a ruling allowing the EEOC to file an amended complaint containing additional information sufficient to meet the standard for stating a claim of age discrimination against Texas Roadhouse. The EEOC filed an amended complaint on August 27, 2012. We filed an answer on November 9, 2012. On November 9, 2012, our motion to transfer the case to Louisville, KY was denied. Based on the preliminary status of this matter, we cannot estimate the possible amount or range of loss, if any, associated with this matter.

ITEM 4—MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5—MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Global Select Market under the symbol TXRH. The quarterly high and low closing prices of our common stock by quarter were as follows:

	High	Low
Year ended December 25, 2012		
First Quarter	$17.40	$14.74
Second Quarter	$18.82	$15.92
Third Quarter	$18.57	$16.88
Fourth Quarter	$17.51	$15.81
Year ended December 27, 2011		
First Quarter	$18.45	$15.97
Second Quarter	$17.73	$15.46
Third Quarter	$18.28	$13.07
Fourth Quarter	$15.13	$12.39

The number of holders of record of our common stock as of February 13, 2013 was 296.

On February 14, 2013, our Board of Directors authorized the payment of a cash dividend of $0.12 per share of common stock. This payment will be distributed on March 29, 2013, to shareholders of record at the close of business on March 13, 2013. The declaration and payment of cash dividends on our common stock is at the discretion of our Board of Directors, and any decision to declare a dividend will be based on a number of factors, including, but not limited to, earnings, financial condition, applicable covenants under our credit facility and other contractual restrictions, or other factors deemed relevant.

As of December 25, 2012, shares of common stock authorized for issuance under our equity compensation plan are summarized in the following table. The weighted-average option exercise price is for stock options only, as the restricted stock has no exercise price. See note 13 to the Consolidated Financial Statements for a description of the plan.

Plan Category	Shares to Be Issued Upon Exercise	Weighted-Average Option Exercise Price	Shares Available for Future Grants
Plan approved by stockholders	4,062,435	$13.24	3,866,685
Plans not approved by stockholders	—	—	—
Total	4,062,435	$13.24	3,866,685

Unregistered Sales of Equity Securities

There were no equity securities sold by the Company during the period covered by this Annual Report on Form 10-K that were not registered under the Securities Act of 1933, as amended.

Issuer Repurchases of Securities

On February 16, 2012, our Board of Directors approved a stock repurchase program under which it authorized us to repurchase up to $100.0 million of our common stock. This stock repurchase program has no expiration date and replaced a previous stock repurchase program which was approved on February 17, 2011. The previous program authorized us to repurchase up to $50.0 million of our common stock and was increased by $50.0 million on August 18, 2011. Any repurchases will be made through open market transactions. The timing and the amount of any repurchases will be determined by management under parameters established by our Board of Directors, based on its evaluation of our stock price, market conditions and other corporate considerations. During 2012, we paid approximately $29.4 million to repurchase 1,786,855 shares of our common stock and we had $70.6 million remaining under our authorized stock repurchase program as of December 25, 2012.

Since commencing our repurchase program in 2008, we have repurchased a total of 12.3 million shares of common stock at a total cost of $145.5 million through December 25, 2012 under authorizations from our Board of Directors. The following table includes information regarding purchases of our common stock made by us during the 13 weeks ended December 25, 2012.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
September 26 to October 23	—	—	—	$100,000,000
October 24 to November 20	840,928	16.64	840,928	$ 86,021,895
November 21 to December 25	945,927	16.58	945,927	$ 70,614,805
Total	1,786,855		1,786,855	

Stock Performance Graph

The following graph sets forth cumulative total return experienced by holders of the Company's common stock compared to the cumulative total return of the Russell 3000 Restaurant Index and the Russell 3000 Index for the period ended December 25, 2012, the last trading day of our fiscal year. The graph assumes the values of the investment in our common stock and each index was $100 on December 24, 2007 and the reinvestment of all dividends paid during the period of the securities comprising the indices.

Note: The stock price performance shown on the graph below does not indicate future performance.

Comparison of Cumulative Total Return Since December 24, 2007

Among Texas Roadhouse, Inc., the Russell 3000 Index and the Russell 3000 Restaurant Index


200
180
160
140
120
100
80
60
40
20
0
12/24/07
12/30/08
12/29/09
12/28/10
12/27/2011
12/25/2012
Russell 3000 Restaurant Index
TXRH
Russell 3000 Index

	12/24/07	12/30/08	12/29/09	12/28/10	12/27/11	12/25/12
Texas Roadhouse, Inc.	$100.00	$64.49	$102.30	$152.92	$133.66	$148.59
Russell 3000	$100.00	$59.08	$ 76.15	$ 86.55	$ 86.29	$ 97.64
Russell 3000 Restaurant	$100.00	$82.93	$ 98.68	$128.35	$164.10	$163.09

ITEM 6—SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected consolidated financial data as of and for the years 2012, 2011, 2010, 2009 and 2008 from our audited consolidated financial statements.

The Company utilizes a 52 or 53 week accounting period that ends on the last Tuesday in December. The Company utilizes a 13 or 14 week accounting period for quarterly reporting purposes. Fiscal year 2008 was 53 weeks in length while fiscal years 2012, 2011, 2010 and 2009 were 52 weeks in length. Our historical results are not necessarily indicative of our results for any future period.

	Fiscal Year				
	2012	2011	2010	2009	2008
	(in thousands, except per share data)				
Consolidated Statements of Income:					
Revenue:					
Restaurant sales	$1,252,358	$1,099,475	$ 995,988	$934,100	$871,556
Franchise royalties and fees	10,973	9,751	9,005	8,231	8,905
Total revenue	1,263,331	1,109,226	1,004,993	942,331	880,461
Income from operations	110,458	95,239	90,617	75,861	62,027
Income before taxes	108,539	93,192	88,372	72,809	58,398
Provision for income taxes	34,738	26,765	27,683	23,491	19,389
Net income including noncontrolling interests	$ 73,801	$ 66,427	$ 60,689	$ 49,318	$ 39,009
Less: Net income attributable to noncontrolling interests	2,631	2,463	2,400	1,839	841
Net income attributable to Texas Roadhouse, Inc. and subsidiaries	$ 71,170	$ 63,964	$ 58,289	$ 47,479	$ 38,168
Net income per common share:					
Basic	$ 1.02	$ 0.90	$ 0.82	$ 0.68	$ 0.53
Diluted	$ 1.00	$ 0.88	$ 0.80	$ 0.67	$ 0.52
Weighted average shares outstanding(1):					
Basic	70,026	70,829	71,432	69,967	72,672
Diluted	71,485	72,278	72,929	71,298	74,079

	Fiscal Year				
	2012	2011	2010	2009	2008
	($ in thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 81,746	$ 78,777	$ 86,254	$ 50,749	$ 9,029
Total assets	791,254	740,670	702,801	662,073	622,663
Long-term debt and obligations under capital leases, net of current maturities	51,264	61,601	51,906	101,179	132,482
Total liabilities	260,517	244,848	203,419	239,123	259,866
Noncontrolling interests	5,653	3,918	2,766	2,578	2,807
Texas Roadhouse, Inc. and subsidiaries stockholders' equity(2)	525,084	491,904	496,616	420,372	359,990
Selected Operating Data (unaudited):					
Restaurants:					
Company—Texas Roadhouse	318	291	271	260	245
Company—Aspen Creek	2	3	3	1	—
Franchise	72	72	71	70	69
Total	392	366	345	331	314
Company restaurant information:					
Store weeks	15,936	14,573	13,803	13,255	11,861
Comparable restaurant sales growth(3)	4.7%	4.7%	2.4%	(2.8)%	(2.3)%
Texas Roadhouse restaurants only:					
Comparable restaurant sales growth(3)	4.7%	4.8%	2.4%	(2.8)%	(2.3)%
Average unit volumes(4)	$ 4,085	$ 3,917	$ 3,730	$ 3,660	$ 3,823
Net cash provided by operating activities	$145,940	$138,514	$120,056	$115,249	$ 93,330
Net cash used in investing activities	$(88,048)	$(81,570)	$(44,816)	$(43,134)	$(120,216)
Net cash (used in) provided by financing activities	$(54,923)	$(64,421)	$(39,735)	$(30,395)	$ 12,696

(1) See note 11 to the Consolidated Financial Statements.

(2) See note 10 to the Consolidated Financial Statements.

(3) Comparable restaurant sales growth reflects the change in sales over the same period of the prior years for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for a full 18 months before the beginning of the later fiscal period, excluding sales from restaurants closed during the period.

(4) Average unit volume represents the average annual restaurant sales from Texas Roadhouse company restaurants open for a full six months before the beginning of the period measured, excluding sales from restaurants closed during the period. Although 2008 contained 53 weeks, for comparative purposes, 2008 average unit volumes were adjusted to a 52-week basis. Additionally, average unit volume of company-owned restaurants for 2008 in the table above were adjusted to reflect the restaurant sales of any acquired franchise restaurants.

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis below for the Company should be read in conjunction with the consolidated financial statements and the notes to such financial statements (pages F-1 to F-19), "Forward-looking Statements" (page 3) and Risk Factors set forth in Item 1A.

Our Company

Texas Roadhouse is a growing, moderately priced, full-service restaurant chain. Our founder, chairman and chief executive officer, W. Kent Taylor, started the business in 1993 with the opening of the first Texas Roadhouse in Clarksville, Indiana. Since then, we have grown to 392 restaurants in 47 states and two foreign countries. Our mission statement is "Legendary Food, Legendary Service®." Our operating strategy is designed to position each of our restaurants as the local hometown destination for a broad segment of consumers seeking high-quality, affordable meals served with friendly, attentive service. As of December 25, 2012, our 392 restaurants included:

- 320 "company restaurants," of which 305 were wholly-owned and 15 were majority-owned. The results of operations of company restaurants are included in our consolidated statements of income and comprehensive income. The portion of income attributable to minority interests in company restaurants that are not wholly-owned is reflected in the line item entitled "Net income attributable to noncontrolling interests" in our consolidated statements of income and comprehensive income.
- 72 "franchise restaurants," of which 71 were franchise restaurants and one was a license restaurant. We have a 5.0% to 10.0% ownership interest in 23 franchise restaurants. The income derived from our minority interests in these franchise restaurants is reported in the line item entitled "Equity income from investments in unconsolidated affiliates" in our consolidated statements of income and comprehensive income. Additionally, we provide various management services to these franchise restaurants, as well as seven additional franchise restaurants in which we have no ownership interest.

We have contractual arrangements which grant us the right to acquire at pre-determined valuation formulas (i) the remaining equity interests in 13 of the 15 majority-owned company restaurants and (ii) 64 of the franchise restaurants.

Presentation of Financial and Operating Data

We operate on a fiscal year that ends on the last Tuesday in December. Fiscal years 2012, 2011 and 2010 were 52 weeks in length, while the quarters for those years were 13 weeks in length. Fiscal year 2013 will be 53 weeks in length and, as such, the fourth quarter of fiscal 2013 will be 14 weeks in length.

Long-term Strategies to Grow Earnings Per Share

Our long-term strategies with respect to increasing net income and earnings per share, along with creating shareholder value, include the following:

Expanding Our Restaurant Base. We will continue to evaluate opportunities to develop Texas Roadhouse restaurants in existing markets and new domestic and international markets. Domestically, we will remain focused primarily on mid-sized markets where we believe a significant demand for our restaurants exists because of population size, income levels and the presence of shopping and entertainment centers and a significant employment base. Our ability to expand our restaurant base is influenced by many factors beyond our control and therefore we may not be able to achieve our anticipated growth. Our average capital investment for Texas Roadhouse restaurants opened during

2012, including pre-opening expenses and a capitalized rent factor, was $3.88 million, which is slightly higher than our average capital investment in 2011 of $3.76 million. We anticipate that our 2013 development costs will be slightly higher than our 2012 costs. We continue to focus on driving sales and managing restaurant development costs in order to further increase our restaurant development in the future.

We may, at our discretion, add franchise restaurants, domestically and/or internationally, primarily with franchisees who have demonstrated prior success with Texas Roadhouse or other restaurant concepts and in markets in which the franchisee demonstrates superior knowledge of the demographics and restaurant operating conditions. In conjunction with this strategy, we signed our first international franchise agreement in 2010 for the development of Texas Roadhouse restaurants in eight countries in the Middle East over the next ten years, two of which are currently open. Additionally, in 2010, we entered into a joint venture agreement with a casual dining restaurant operator in China for minority ownership in three non-Texas Roadhouse restaurants, two of which are currently open. We continue to explore opportunities in other countries for international expansion. We may also look to acquire franchise restaurants under terms favorable to the Company and our stockholders. Additionally, from time to time, we will evaluate potential mergers, acquisitions, joint ventures or other strategic initiatives to acquire or develop additional concepts. Of the 320 restaurants we owned and operated at December 25, 2012, we operated 318 as Texas Roadhouse restaurants, while two operated under the name of Aspen Creek. We currently plan to open approximately 28 company restaurants in 2013, all of which will be Texas Roadhouse restaurants. In addition, we anticipate our existing franchise partners will open as many as five Texas Roadhouse restaurants, primarily international, in 2013.

Maintaining and/or Improving Restaurant Level Profitability. We plan to maintain, or possibly increase, restaurant level profitability through a combination of increased comparable restaurant sales and operating cost management. In 2012, our average unit volumes and comparable restaurant sales increased 4.3% and 4.7%, respectively, for Texas Roadhouse restaurants. The growth in these measures was primarily due to menu price increases taken throughout 2012 and 2011 along with higher guest traffic counts. In an effort to partially offset inflationary pressures, we increased menu prices approximately 2.0% in late 2012, 2.2% in early 2012 and 2.5% to 3.0% during 2011. In general, we continue to balance the impacts of inflationary pressures with our value positioning as we remain focused on the long-term success of Texas Roadhouse. This may create a challenge in terms of maintaining and/or increasing restaurant margins, as a percentage of sales, in any given year, depending on the level of inflation we experience. However, in addition to restaurant margin, as a percentage of sales, we also focus on restaurant margin dollar growth per store week as a measure of restaurant level profitability. In terms of driving higher guest traffic counts, we remain focused on encouraging repeat visits by our guests through our continued commitment to operational standards relating to our quality of food and service. In order to attract new guests and increase the frequency of visits of our existing guests, we also continue to drive various localized marketing programs, to focus on speed of service and to increase throughput by adding seats in certain restaurants.

Leveraging Our Scalable Infrastructure. To support our growth, we continue to make investments in our infrastructure. Over the past several years, we have made significant investments in our infrastructure including information systems, real estate, human resources, legal, marketing and operations. Our goal is to have general and administrative costs increase at a slower growth rate than our revenue. In 2012, general and administrative costs increased at a faster growth rate than our revenue as a result of a legal settlement charge of $5.0 million recorded in the first quarter of 2012. Whether we are able to continue leveraging our infrastructure will depend, in part, on our new restaurant openings and our comparable restaurant sales growth rate going forward.

Returning Capital to Shareholders. We continue to evaluate opportunities to return capital to our shareholders through the payment of dividends and/or repurchases of common stock. We started paying dividends in 2011, where we declared regular dividends of $22.5 million, or $0.32 per share of common stock ($0.08 per share per quarter). In 2012, we increased our regular quarterly dividend to $0.09 per share of common stock and declared regular dividends of $25.2 million, or $0.36 per share of common stock. In addition, we declared a non-regular dividend of $0.10 per share of common stock, or $6.9 million, in December 2012. Our long-term strategy includes increasing our regular quarterly dividend amount over time. The declaration and payment of cash dividends on our common stock is at the discretion of our Board of Directors, and any decision to declare a dividend will be based on a number of factors, including, but not limited to, earnings, financial condition, applicable covenants under our credit facility and other contractual restrictions, or other factors deemed relevant.

On February 16, 2012, our Board of Directors approved a stock repurchase program under which we may repurchase up to $100.0 million of our common stock. Any repurchases will be made through open market transactions. As of December 25, 2012, $70.6 million remains authorized for repurchase. In 2012, we paid $29.4 million to repurchase 1,786,855 shares of our common stock. Since 2008, we have paid $145.5 million to repurchase 12,271,762 shares of our common stock at an average price per share of $11.86 through our authorized stock repurchase programs.

Key Operating Personnel

Key personnel who have a significant impact on the performance of our restaurants include managing and market partners. Each company restaurant has one managing partner who serves as the general manager. Market partners can provide supervisory services for up to 10 to 15 managing partners and their respective management teams. Market partners also assist with our site selection process and recruitment of new management teams. The managing partner of each company restaurant and their corresponding market partners are required, as a condition of employment, to sign a multi-year employment agreement. The annual compensation of our managing and market partners includes a base salary plus a percentage of the pre-tax net income of the restaurant(s) they operate or supervise. Managing and market partners are eligible to participate in our equity incentive plan and, as a general rule, are required to make deposits of $25,000 and $50,000, respectively. Generally, the deposits are refunded after five years of service.

Key Measures We Use To Evaluate Our Company

Key measures we use to evaluate and assess our business include the following:

Number of Restaurant Openings. Number of restaurant openings reflects the number of restaurants opened during a particular fiscal period. For company restaurant openings we incur pre-opening costs, which are defined below, before the restaurant opens. Typically, new restaurants open with an initial start-up period of higher than normalized sales volumes, which decrease to a steady level approximately three to six months after opening. However, although sales volumes are generally higher, so are initial costs, resulting in restaurant operating margins that are generally lower during the start-up period of operation and increase to a steady level approximately three to six months after opening.

Comparable Restaurant Sales Growth. Comparable restaurant sales growth reflects the change in year-over-year sales for the company restaurants in the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for a full 18 months before the beginning of the later fiscal period excluding restaurants closed during the period. Comparable restaurant sales growth can be impacted by changes in guest traffic counts or by changes in the per person average check amount. Menu price changes and the mix of menu items sold can affect the per person average check amount.

Average Unit Volume. Average unit volume represents the average annual restaurant sales for company-owned Texas Roadhouse restaurants open for a full six months before the beginning of the period measured. Average unit volume excludes sales on restaurants closed during the period. Growth in average unit volumes in excess of comparable restaurant sales growth is generally an indication that newer restaurants are operating with sales levels in excess of the company average. Conversely, growth in average unit volumes less than growth in comparable restaurant sales growth is generally an indication that newer restaurants are operating with sales levels lower than the company average.

Store Weeks. Store weeks represent the number of weeks that our company restaurants were open during the reporting period.

Restaurant Margins. Restaurant margins represent restaurant sales less cost of sales, labor, rent and other operating costs. Depreciation and amortization expense, substantially all of which relates to restaurant-level assets, is excluded from restaurant operating costs and is shown separately as it represents a non-cash charge for the investment in our restaurants. Restaurant margin is widely regarded as a useful metric by which to evaluate restaurant-level operating efficiency and performance. Restaurant margin is not a measurement determined in accordance with generally accepted accounting principles ("GAAP") and should not be considered in isolation, or as an alternative, to income from operations or other similarly titled measures of other companies. Restaurant margins, as a percentage of restaurant sales, may fluctuate based on inflationary pressures, commodity costs and wage rates. We also focus on restaurant margin dollar growth per store week as a measure of restaurant-level profitability as it provides additional insight on operating performance.

Other Key Definitions

Restaurant Sales. Restaurant sales include gross food and beverage sales, net of promotions and discounts, for all company-owned restaurants. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from restaurant sales in the consolidated statements of income and other comprehensive income.

Franchise Royalties and Fees. Domestic franchisees typically pay a $40,000 initial franchise fee for each new restaurant. In addition, at each renewal period, we receive a fee equal to the greater of 30% of the then-current initial franchise fee or $10,000 to $15,000. Franchise royalties consist of royalties in an amount up to 4.0% of gross sales, as defined in our franchise agreement, paid to us by our franchisees.

Restaurant Cost of Sales. Restaurant cost of sales consists of food and beverage costs.

Restaurant Labor Expenses. Restaurant labor expenses include direct and indirect labor costs incurred in operations except for profit sharing incentive compensation expenses earned by our restaurant managers. These profit sharing expenses are reflected in restaurant other operating expenses. Restaurant labor expenses also include share-based compensation expense related to restaurant-level employees.

Restaurant Rent Expense. Restaurant rent expense includes all rent associated with the leasing of real estate and includes base, percentage and straight-line rent expense.

Restaurant Other Operating Expenses. Restaurant other operating expenses consist of all other restaurant-level operating costs, the major components of which are utilities, supplies, advertising, repairs and maintenance, property taxes, credit card fees and general liability insurance. Profit sharing allocations to managing partners and market partners are also included in restaurant other operating expenses.

Pre-opening Expenses. Pre-opening expenses, which are charged to operations as incurred, consist of expenses incurred before the opening of a new restaurant and are comprised principally of opening team and training salaries, travel expenses, rent, food, beverage and other initial supplies and expenses.

Depreciation and Amortization Expenses. Depreciation and amortization expenses ("D&A") includes the depreciation of fixed assets and amortization of intangibles with definite lives, substantially all of which relates to restaurant-level assets.

Impairment and closure costs. Impairment and closure costs include any impairment of long-lived assets, including goodwill, associated with restaurants where the carrying amount of the asset is not recoverable and exceeds the fair value of the asset and expenses associated with the closure of a restaurant. Closure costs also include any gains or losses associated with the sale of a closed restaurant and/or assets held for sale.

General and Administrative Expenses. General and administrative expenses ("G&A") are comprised of expenses associated with corporate and administrative functions that support development and restaurant operations and provide an infrastructure to support future growth. Supervision and accounting fees received from certain franchise restaurants and license restaurants are offset against G&A. G&A also includes share-based compensation expense related to executive officers, support center employees and area managers, including market partners.

Interest Expense, Net. Interest expense includes the cost of our debt obligations including the amortization of loan fees, reduced by interest income and capitalized interest. Interest income includes earnings on cash and cash equivalents.

Equity Income from Unconsolidated Affiliates. As of December 25, 2012 and December 27, 2011, we owned 5.0% to 10.0% equity interest in 23 and 22 franchise restaurants, respectively. As of December 28, 2010, we owned 5.0% to 10.0% equity interest in 21 franchise restaurants. Equity income from unconsolidated affiliates represents our percentage share of net income earned by these unconsolidated affiliates.

Net Income Attributable to Noncontrolling Interests. Net income attributable to noncontrolling interests represents the portion of income attributable to the other owners of the majority-owned or controlled restaurants. Our consolidated subsidiaries at December 25, 2012 included 15 majority-owned restaurants, all of which were open. Our consolidated subsidiaries at December 27, 2011and December 28, 2010 included 12 and 11 majority-owned restaurants, respectively, all of which were open.

Managing Partners and Market Partners. Managing partners are single unit operators who have primary responsibility for the day-to-day operations of the entire restaurant and are responsible for maintaining the standards of quality and performance we establish. Market partners, generally, have supervisory responsibilities for up to 10 to 15 restaurants. In addition to supervising the operations of our restaurants, they are also responsible for the hiring and development of each restaurant's management team and assist in the new restaurant site selection process.

	Results of Operations					
	Fiscal Year					
	2012		2011		2010	
	$	%	$	%	$	%
	(in thousands)					
Consolidated Statements of Income:						
Revenue:						
Restaurant sales	1,252,358	99.1	1,099,475	99.1	995,988	99.1
Franchise royalties and fees	10,973	0.9	9,751	0.9	9,005	0.9
Total revenue	1,263,331	100.0	1,109,226	100.0	1,004,993	100.0
Costs and expenses:						
(As a percentage of restaurant sales)						
Restaurant operating costs (excluding depreciation and amortization shown separately below):						
Cost of sales	423,615	33.8	367,385	33.4	324,267	32.6
Labor	367,763	29.4	326,233	29.7	293,022	29.4
Rent	25,797	2.1	23,150	2.1	21,361	2.1
Other operating	204,318	16.3	184,073	16.7	172,893	17.4
(As a percentage of total revenue)						
Pre-opening	12,399	1.0	11,534	1.0	7,051	0.7
Depreciation and amortization	46,717	3.7	42,709	3.9	41,283	4.1
Impairment and closures	1,624	0.1	1,201	0.1	2,005	0.2
General and administrative	70,640	5.6	57,702	5.2	52,494	5.2
Total costs and expenses	1,152,873	91.3	1,013,987	91.4	914,376	91.0
Income from operations	110,458	8.7	95,239	8.6	90,617	9.0
Interest expense, net	2,347	0.2	2,413	0.2	2,673	0.3
Equity income from investments in unconsolidated affiliates	(428)	0.0	(366)	0.0	(428)	0.0
Income before taxes	108,539	8.5	93,192	8.4	88,372	8.8
Provision for income taxes	34,738	2.7	26,765	2.4	27,683	2.8
Net income including noncontrolling interests	73,801	5.8	66,427	6.0	60,689	6.0
Net income attributable to noncontrolling interests	2,631	0.2	2,463	0.2	2,400	0.2
Net income attributable to Texas Roadhouse, Inc. and subsidiaries	71,170	5.6	63,964	5.8	58,289	5.8

Reconciliation of GAAP and Non-GAAP Information
(in thousands, except per share data)

In addition to the results provided in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") throughout this document, the Company has provided non-GAAP measurements which present operating results on a basis before the impact of a settlement of a legal matter. This item is described in further detail throughout this document.

The Company used earnings before the impact of the legal settlement as a key performance measure of results of operations for purposes of evaluating performance internally. This non-GAAP measurement is not intended to replace the presentation of our financial results in accordance with GAAP. Rather, the Company believes that the presentation of results before the impact of the legal settlement provides additional information to facilitate the comparison of past and present operations, excluding items that the Company does not believe are indicative of our ongoing operations in the 52 weeks ended December 25, 2012.

	52 weeks ended	
	December 25, 2012	December 27, 2011
	$	$
Net income attributable to Texas Roadhouse, Inc. and subsidiaries, excluding settlement charge	74,232	63,964
Amount reserved for settlement of a legal matter, net of tax(1)	(3,062)	—
Net income attributable to Texas Roadhouse, Inc. and subsidiaries	71,170	63,964
Weighted average diluted shares outstanding	71,485	72,278
Diluted earnings per share, excluding settlement charge	1.04	0.88
Impact of settlement charge on diluted earnings per share	(0.04)	—
Diluted earnings per share	1.00	0.88

(1) Amount reserved in the first quarter of 2012 for the settlement of a legal matter was $5.0 million before the statutory income tax rate. The settlement is included in general administrative costs in our condensed consolidated statements of income and comprehensive income.

Restaurant Unit Activity

	Company	Franchise	Total
Balance at December 29, 2009	261	70	331
Openings—Texas Roadhouse	12	1	13
Openings—Aspen Creek	2	—	2
Closures—Texas Roadhouse	(1)	—	(1)
Balance at December 28, 2010	274	71	345
Openings—Texas Roadhouse	20	1	21
Openings—Aspen Creek	—	—	—
Closures	—	—	—
Balance at December 27, 2011	294	72	366
Openings—Texas Roadhouse	25	2	27
Openings—Aspen Creek	—	—	—
Acquisitions from franchisees	2	(2)	—
Closures—Aspen Creek	(1)	—	(1)
Balance at December 25, 2012	320	72	392

Restaurant Sales

Restaurant sales increased by 13.9% in 2012 as compared to 2011 and 10.4% in 2011 compared to 2010. These increases were attributable to the opening of new restaurants and an increase in average unit volumes, primarily comparable restaurant sales.

The following table summarizes certain key drivers and/or attributes of restaurant sales at company restaurants for the periods.

	2012	2011	2010
Company Restaurants			
Increase in store weeks	9.4%	5.6%	4.1%
Increase in average unit volumes	4.3	5.0	1.9
Other(1)	0.2	(0.2)	0.6
Total increase in restaurant sales	13.9%	10.4%	6.6%
Store weeks	15,936	14,573	13,803
Comparable restaurant sales growth	4.7%	4.7%	2.4%
Texas Roadhouse restaurants only:			
Comparable restaurant sales growth	4.7%	4.8%	2.4%
Average unit volume (in thousands)	$4,085	$3,917	$3,730

(1) Includes the impact of the year-over-year change in sales volume of all Aspen Creek restaurants, along with Texas Roadhouse restaurants open less than six months before the beginning of the period measured, and, if applicable, the impact of restaurants closed during the period.

The increases in store weeks for the periods presented above are attributable to the opening of new restaurants. Company restaurant count activity is shown in the restaurant unit activity table above.

The increase in average unit volume for 2012 compared to 2011 was primarily driven by positive comparable restaurant sales, partially offset by lower year-over-year sales for the newer restaurants included in our average unit volumes, but excluded from comparable restaurant sales. Comparable restaurant sales of 4.7% in 2012 was primarily due to increases in our per person average check of 3.4%, along with increases in guest traffic counts of 1.3%. The menu price increases we have taken in 2012 and 2011 are driving the increase in our per person average check. In 2012, we increased menu prices approximately 2.2% in the first quarter and approximately 2.0% in early December. In 2011, we increased menu prices approximately 2.5% to 3.0% with just over 1.0% during the first quarter of the year and the remaining during the third and fourth quarters of the year. These menu price increases were taken as a result of inflationary pressures, primarily commodities.

The increase in average unit volume for 2011 compared to 2010 was primarily driven by positive comparable restaurant sales, along with higher year-over-year sales for newer restaurants included in our average unit volumes, but excluded from comparable restaurant sales. For 2011, comparable restaurant sales increased 4.7% primarily due to an increase in guest traffic counts of 3.2%, along with an increase in our per person average check driven by menu price increases taken in 2011 as previously discussed.

In 2013, we plan to open approximately 28 company restaurants. We have either begun construction or have sites under contract for purchase or lease for 23 of the 28 restaurants.

Franchise Royalties and Fees

Franchise royalties and fees increased by $1.2 million or by 12.5% in 2012 from 2011 and $0.7 million or by 8.3% in 2011 from 2010. These increases were primarily attributable to an increase in average unit volumes, increasing royalty rates in conjunction with the renewal of certain franchise agreements, and the opening of new franchise restaurants. Franchise comparable restaurant sales increased by 5.3% in 2012 and 4.3% in 2011. Franchise restaurant count activity is shown in the restaurant unit activity table above. We anticipate our existing franchise partners will open as many as five Texas Roadhouse restaurants, primarily international, in 2013.

On December 25, 2012, we acquired two franchise restaurants. These acquisitions had no impact on 2012 diluted earnings per share as the acquisition occurred on the last day of our fiscal year. In both 2012 and 2011, these restaurants paid us $0.3 million in franchise royalties, respectively. We expect that the acquisition will have no significant net revenue or accretive net income impact on an on-going annual basis.

Restaurant Cost of Sales

Restaurant cost of sales, as a percentage of restaurant sales, increased to 33.8% in 2012 from 33.4% in 2011. This increase was primarily attributable to commodity inflation of approximately 6.4% in 2012, partially offset by the impact of menu pricing actions in 2012 and 2011 and the benefit of favorable mix shift. Inflation was driven by higher food costs on items such as beef and pork, partially offset by lower costs for certain produce items, specifically potatoes. The benefit of favorable mix shift was primarily driven by the addition of pictures to the menu in late January 2012 which has resulted in higher sales for the items shown. These items have a slightly lower food cost, as a percentage of sales, than other items within the same category. For 2013, we have fixed price contracts for 65% to 70% of our overall food costs with the remainder subject to fluctuating market prices. We expect commodity cost inflation of 6% to 7% in 2013.

Restaurant cost of sales, as a percentage of restaurant sales, increased to 33.4% in 2011 from 32.6% in 2010. This increase was primarily attributable to commodity inflation of approximately 3.5% for 2011. Inflation was driven by higher food costs on items such as potatoes, pork, beef, cheese and wheat ingredients.

Restaurant Labor Expenses

Restaurant labor expenses, as a percentage of restaurant sales, decreased to 29.4% in 2012 from 29.7% in 2011. The decrease was primarily driven by an increase in average unit volumes, partially offset by higher average wage rates and labor inefficiencies associated with recently opened restaurants. The timing of restaurant openings in 2012 and 2011 led to an increase in labor inefficiencies, as a percentage of restaurant sales in 2012. Typically, restaurants open with an initial start-up period of higher than normalized sales volumes and higher than normalized labor costs, as a percentage of sales.

Restaurant labor expenses, as a percentage of restaurant sales, increased to 29.7% in 2011 from 29.4% in 2010. Higher payroll taxes and the impact of labor inefficiencies associated with newer restaurants were partially offset by the benefit from an increase in average unit volumes and lower workers' compensation costs.

In 2011, higher payroll tax expense was primarily due to the benefit we obtained in 2010 from exemptions under the Hiring Incentives to Restore Employment (HIRE) Act, which was recorded as a reduction in payroll tax expense. For 2011, the exemptions under the HIRE Act were replaced by a tax credit which results in a reduction in income tax expense rather than payroll tax expense. For 2011, the net impact of this change year-over-year was an increase in payroll expense of $1.8 million. In addition, we experienced higher state unemployment taxes throughout 2011. Workers' compensation costs were $0.5 million lower in 2011 compared to 2010 due to changes in our claims development history.

In 2013, we anticipate our labor costs will be pressured by continued wage rate inflation due to continued state-mandated increases in minimum and tip wage rates. These increases may or may not be offset by additional menu price adjustments and/or guest traffic growth.

Restaurant Rent Expense

Restaurant rent expense, as a percentage of restaurant sales, remained unchanged at 2.1% in 2012 compared to 2011 and 2010. In all periods presented, the benefit from an increase in average unit volumes offset the impact of leasing more land and buildings than we have in the past.

Restaurant Other Operating Expenses

Restaurant other operating expenses, as a percentage of restaurant sales, decreased to 16.3% in 2012 from 16.7% in 2011. This decrease was primarily attributable to an increase in average unit volumes and lower utility costs and credit card fees, partially offset by higher costs for managing partner and market partner bonuses, as a percentage of sales. Managing partner and market partner bonuses were higher in 2012 as a result of improved restaurant sales and higher restaurant margins.

Restaurant other operating expenses, as a percentage of restaurant sales, decreased to 16.7% in 2011 from 17.4% in 2010. This decrease was attributable to an increase in average unit volumes and lower general liability insurance, utility and property tax costs. General liability insurance costs were lower in 2011 as we had additional insurance expense in 2010 of $1.5 million due to changes in our claims development history related to our 2010 quarterly actuarial reports. Utility costs were lower primarily due to lower electricity and natural gas prices.

Restaurant Pre-opening Expenses

Pre-opening expenses in 2012 increased to $12.4 million from $11.5 million in 2011 and increased to $11.5 million in 2011 from $7.1 million in 2010. These increases were primarily attributable to more restaurant openings each year versus the prior year. We opened 25 company restaurants in 2012 compared to 20 company restaurants in 2011 and 15 company restaurants in 2010. Additionally, we plan to open 28 company restaurants in 2013.

Pre-opening costs will fluctuate from period to period based on the number and timing of restaurant openings and the number and timing of restaurant managers hired. Based on our increased restaurant development plans, we expect pre-opening expense to be higher in 2013.

Depreciation and Amortization Expenses ("D&A")

D&A, as a percentage of revenue, decreased to 3.7% in 2012 from 3.9% in 2011 and decreased to 3.9% in 2011 from 4.1% in 2010. Along with an increase in average unit volumes, these decreases were primarily due to lower depreciation expense, as a percentage of revenue, on older restaurants as depreciation expense on short-lived assets, such as equipment, has ended. The decrease was partially offset by higher depreciation, as a percentage of revenue, at new restaurants.

Impairment and Closure Expenses

Impairment and closure expenses increased to $1.6 million in 2012 from $1.2 million in 2011, which was a decrease from $2.0 million in 2010. In 2012, we recorded $0.5 million of impairment expense associated with the impairment of goodwill and intangible asset related to one restaurant and $0.9 million of impairment expense associated with the write down of assets, primarily land and building, related to a restaurant which was closed in 2012. In 2011, we recorded $0.8 million of impairment expense associated with the impairment of goodwill related to one restaurant and $0.3 million of impairment expense associated with the write down of assets, primarily land and building, related to a restaurant which was closed in 2010. In 2010, we recorded $1.7 million of impairment expense associated with the impairment of goodwill related to four restaurants and $0.2 million related to the write-down of equipment and ongoing closure costs associated with one restaurant, which was closed in 2010. For all years presented, we also incurred costs primarily attributable to various restaurant closures in prior fiscal years.

The goodwill impairment charges in the periods presented resulted from our annual testing, which relies, in part, on the historical and projected future cash flows of individual restaurants. We assign goodwill at the individual restaurant level. As such, we anticipate that we will incur future impairment charges as the historical and/or projected future financial performance of these restaurants change. The amount and timing of any potential future charges, however, is difficult to predict.

See note 15 in the Consolidated Financial Statements for further discussion regarding closures and impairments recorded in 2012, 2011 and 2010, including the impairments of goodwill and other long-lived assets.

General and Administrative Expenses ("G&A")

G&A, as a percentage of total revenue, increased to 5.6% in 2012 from 5.2% in 2011. The increase was primarily attributable to higher legal settlement charges, along with higher costs associated with share-based compensation, partially offset by an increase in average unit volumes and lower costs related to our annual managing partner conference in the second quarter of 2012. In the first quarter of 2012, we recorded a one-time, pre-tax charge of $5.0 million ($3.1 million after-tax) related to the settlement of a previously disclosed legal matter. This charge had a $0.04 impact on diluted earnings per share in 2012. Share-based compensation costs were approximately $2.0 million higher in 2012 compared to 2011 primarily driven by a higher stock price associated with a grant of restricted stock units on January 7, 2012 in conjunction with the execution of certain executive employment contracts at the beginning of 2012. Based primarily on the location of our annual managing partner conference in the second quarter of 2013, we expect our annual conference costs to be approximately $2.5 million higher in 2013 compared to 2012.

Overall, in 2012, total G&A cost, excluding the legal settlement charge, increased at a slower growth rate than our revenue. Total G&A cost in 2013 may increase at a higher growth rate than our revenue, excluding the impact of the legal settlement charge in 2012.

G&A, as a percentage of total revenue, remained unchanged at 5.2% in 2011 compared to 2010. For 2011, an increase in average unit volumes and lower performance-based bonus expense as a result of lower plan profitability compared to the prior year were offset by higher costs associated with share-based compensation costs, legal fees, marketing and travel costs. In 2011, share-based compensation costs were $1.0 million higher as a result of a grant of restricted stock units on January 8, 2011 in conjunction with the extension of certain executive employment contracts at the beginning of 2010. In addition, in the first quarter of 2011, we incurred a one-time charge of $0.5 million related to restricted stock units granted in 2010.

Interest Expense, Net

Net interest expense decreased to $2.3 million in 2012 from $2.4 million in 2011 which was a decrease from $2.7 million in 2010. In 2012, a decrease in amortization expense, along with an increase in capitalized interest was offset by an increase in expense attributable to higher interest rates. The decrease in 2011 was primarily attributable to lower interest rates partially offset by higher outstanding borrowings under our credit facility.

Income Taxes

We account for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes ("ASC 740")*. Our effective tax rate increased to 32.8% in 2012 from 29.5% in 2011. The increase in 2012 was primarily attributable to the loss of the HIRE Retention tax credit, higher non-deductible officer's compensation and lower Worker Opportunity tax credits ("WOTC") as a percentage of pre-tax income, partially offset by higher FICA tip credits. For 2013, we expect the tax rate to decrease to approximately 31.0%, due to higher federal tax credits, primarily due to the reinstatement of WOTC, and an expected decrease in non-deductible officer's compensation.

Our effective tax rate decreased to 29.5% in 2011 from 32.2% in 2010. The decrease in 2011was primarily attributable to higher federal tax credits, including HIRE Act tax credits, lower non-deductible officer's compensation, and the benefit of certain incentive stock options exercised during the quarter. The HIRE Act tax credit is a 2011 federal tax credit enacted to encourage the retention of new hires for 52 weeks. The credit is only available for eligible new employees hired between February 4, 2010 and December 31, 2010 that remain employed for 52 consecutive weeks. Prior to 2011, as part of the HIRE Act, we received payroll tax exemptions, which lowered our restaurant labor expenses in 2010.

Liquidity and Capital Resources

The following table presents a summary of our net cash provided by (used in) operating, investing and financing activities:

	Fiscal Year		
	2012	2011	2010
	(in thousands)		
Net cash provided by operating activities	$145,940	$138,514	$120,056
Net cash used in investing activities	(88,048)	(81,570)	(44,816)
Net cash used in financing activities	(54,923)	(64,421)	(39,735)
Net increase (decrease) in cash and cash equivalents	$ 2,969	$ (7,477)	$ 35,505

Net cash provided by operating activities was $145.9 million in 2012 compared to $138.5 million in 2011. This increase was primarily due to an increase in net income driven by continued growth in overall sales combined with higher restaurant level profitability. The continued opening of new restaurants and an increase in comparable restaurant sales drove our sales growth. Net cash provided by operating activities was $138.5 million in 2011 compared to $120.1 million in 2010. This increase was primarily due to changes in working capital, along with increases in share-based compensation and net income. Net income was $5.7 million higher as a result of opening new restaurants and average unit volume growth, partially offset by lower margins.

Our operations have not required significant working capital and, like many restaurant companies, we have been able to operate with negative working capital. Sales are primarily for cash, and restaurant operations do not require significant inventories or receivables. In addition, we receive trade credit for the purchase of food, beverages and supplies, thereby reducing the need for incremental working capital to support growth.

Net cash used in investing activities was $88.0 million in 2012 compared to $81.6 million in 2011. The increase was primarily due to an increase in capital expenditures on the refurbishment of existing restaurants, such as remodeling, room additions and other general maintenance, along with the acquisition of two franchise restaurants on the last day of the 2012 fiscal year for a purchase price of $4.3 million. While we opened more restaurants in 2012 compared to 2011 and plan to open more in 2013, the timing of the openings resulted in lower capital expenditures on new restaurants in 2012 compared to 2011. We opened 25 company restaurants in 2012 compared to 20 company restaurants in 2011. We plan to open 28 company restaurants in 2013. Net cash used in investing activities was $81.6 million in 2011 compared to $44.8 million in 2010. This increase was primarily due to spending on capital expenditures as a result of more restaurant openings in 2011 compared to 2010 and more planned openings in 2012.

We require capital principally for the development of new company restaurants, the refurbishment of existing restaurants and the acquisitions of franchise restaurants, if any. We either lease our restaurant site locations under operating leases for periods of five to 30 years (including renewal periods) or purchase the land where it is cost effective. As of December 25, 2012, 123 of the 320 company restaurants have been developed on land which we own.

The following table presents a summary of capital expenditures related to the development of new restaurants, the refurbishment of existing restaurants and the acquisition of franchise restaurants:

(in 000's)	2012	2011	2010
New company restaurants	$55,389	$63,494	$29,796
Refurbishment of existing restaurants(1)	29,490	18,264	15,255
Total capital expenditures	$84,879	$81,758	$45,051
Acquisition of franchise restaurants, net of cash acquired	$ 4,297	$ —	$ —
Restaurant-related repairs and maintenance expense(2)	$13,843	$12,593	$11,888

(1) Includes minimal capital expenditures related to support center office.

(2) These amounts were recorded as an expense in the income statement as incurred.

Our future capital requirements will primarily depend on the number of new restaurants we open, the timing of those openings and the restaurant prototype developed in a given fiscal year. These requirements will include costs directly related to opening new restaurants and may also include costs necessary to allow our infrastructure to support a larger restaurant base. In 2013, we expect our capital expenditures to be $100.0 to $105.0 million, the majority of which will relate to planned restaurant openings, including 28 restaurant openings in 2013. This amount excludes any cash used for franchise acquisitions. We intend to satisfy our capital requirements over the next 12 months with cash on hand, net cash provided by operating activities and, if needed, funds available under our credit facility. For 2013, we anticipate net cash provided by operating activities will exceed capital expenditures, which we currently plan to use to repurchase common stock, pay dividends, as approved by our Board of Directors, and/or repay borrowings under our credit facility.

Net cash used in financing activities was $54.9 million in 2012 compared to $64.4 million in 2011. This decrease was primarily due to lower repurchases of common stock in 2012 compared to 2011. The decrease in share repurchases along with higher proceeds from the exercise of stock options in 2012 was partially offset by increased payments on borrowings under our credit facility and an additional dividend payment in 2012. We began paying dividends in the second quarter of fiscal 2011. Net cash used in financing activities was $64.4 million in 2011 compared to $39.7 million in 2010. This increase was primarily due to the repurchase of shares of common stock in 2011 of $59.1 million, the payment of dividends in 2011 of $17.0 million and a decrease in the proceeds from the exercise of stock options, partially offset by increased borrowings under our credit facility of $10.0 million.

On February 16, 2012, our Board of Directors approved a stock repurchase program under which it authorized us to repurchase up to $100.0 million of our common stock. This stock repurchase program has no expiration date and replaced a previous stock repurchase program which was approved on February 17, 2011. The previous program authorized us to repurchase up to $50.0 million of our common stock and was increased by $50.0 million on August 18, 2011. Any repurchases will be made through open market transactions. The timing and the amount of any repurchases will be determined by management under parameters established by our Board of Directors, based on its evaluation of our stock price, market conditions and other corporate considerations. During 2012, we paid approximately $29.4 million to repurchase 1,786,855 shares of our common stock and we had $70.6 million remaining under our authorized stock repurchase program as of December 25, 2012.

We paid cash dividends of $24.5 million in 2012. On November 15, 2012 and December 10, 2012, our Board of Directors authorized the payment of a regular quarterly cash dividend of $0.09 per share of common stock and an additional cash dividend of $0.10 per share of common stock to shareholders of record at the close of business on December 12, 2012 and December 21, 2012, respectively. These payments were distributed on December 28, 2012. The declared dividends are included as a liability on our consolidated balance sheet as of December 25, 2012. Additionally, on February 14, 2013, our Board of Directors authorized the payment of a quarterly cash dividend of $0.12 per share of common stock. This payment will be distributed on March 29, 2013 to shareholders of record at the close of business on March 13, 2013. The increase in the dividend per share amount reflects the increase in our regular annual dividend rate from $0.36 per share in 2012 to $0.48 per share in 2013. The declaration and payment of cash dividends on our common stock is at the discretion of our Board of Directors, and any decision to declare a dividend will be based on a number of factors, including, but not limited to, earnings, financial condition, applicable covenants under our credit facility and other contractual restrictions, or other factors deemed relevant.

We paid distributions of $2.7 million and $2.3 million to equity holders of 14 of our majority-owned company restaurants in 2012 and 11 of our majority-owned company restaurants in 2011, respectively. In 2010, we paid $2.2 million to equity holders of 10 of our majority-owned company restaurants.

On August 12, 2011, we entered into a $200.0 million five-year revolving credit facility with a syndicate of commercial lenders led by JP Morgan Chase Bank, N.A., PNC Bank, N.A., and Wells Fargo, N.A. This facility replaced our previous five-year revolving credit facility. The facility expires on August 12, 2016. The terms of the facility require us to pay interest on outstanding borrowings at the London Interbank Offered Rate ("LIBOR") plus a margin of 0.875% to 1.875%, depending on our leverage ratio, or the Alternate Base Rate, which is the higher of the issuing bank's prime lending rate, the Federal Funds rate plus 0.50% or the Adjusted Eurodollar Rate for a one month interest period on such day plus 1.0%. We are also required to pay a commitment fee of 0.150% to 0.350% per year on any unused portion of the facility, depending on our leverage ratio. The weighted-average interest rate for the revolver at December 25, 2012 and December 27, 2011 was 3.96% and 3.20%, respectively, including interest rate swaps. At December 25, 2012, we had $50.0 million of outstanding borrowing under our credit facility and $145.3 million of availability net of $4.7 million of outstanding letters of credit At December 27, 2011, we had $60.0 million of outstanding borrowing under our credit facility and $136.2 million of availability net of $3.8 million of outstanding letters of credit.

The lenders' obligation to extend credit under the facility depends on us maintaining certain financial covenants, including a minimum consolidated fixed charge coverage ratio of 2.00 to 1.00 and a maximum consolidated leverage ratio of 3.00 to 1.00. The credit facility permits us to incur additional secured or unsecured indebtedness outside the facility, except for the incurrence of secured indebtedness that in the aggregate exceeds 20% of our consolidated tangible net worth or circumstances where the incurrence of secured or unsecured indebtedness would prevent us from complying with our financial covenants. We were in compliance with all covenants as of December 25, 2012.

In addition to the amounts outstanding from our credit facility, we had various other notes payable totaling $1.5 million and $1.7 million at December 25, 2012 and December 27, 2011, respectively, with interest rates ranging from 10.46% to 10.80%. Each of these notes relate to the financing of specific restaurants. Our total weighted average effective interest rate at December 25, 2012 and December 27, 2011 was 4.15% and 3.40%, respectively.

On October 22, 2008, we entered into an interest rate swap, starting on November 7, 2008, with a notional amount of $25.0 million to hedge a portion of the cash flows of our variable rate credit facility. We have designated the interest rate swap as a cash flow hedge of our exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under our revolving credit facility. Under the terms of the swap, we pay a fixed rate of 3.83% on the $25.0 million notional amount and receive payments from the counterparty based on the 1-month LIBOR for a term ending on November 7, 2015, effectively resulting in a fixed rate LIBOR component of the $25.0 million notional amount. Our counterparty in the interest rate swap is JP Morgan Chase Bank, N.A.

On January 7, 2009, we entered into another interest rate swap, starting on February 7, 2009, with a notional amount of $25.0 million to hedge a portion of the cash flows of our variable rate credit facility. We have designated the interest rate swap as a cash flow hedge of our exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under our revolving credit facility. Under the terms of the swap, we pay a fixed rate of 2.34% on the $25.0 million notional amount and receive payments from the counterparty based on the 1-month LIBOR rate for a term ending on January 7, 2016, effectively resulting in a fixed rate LIBOR component of the $25.0 million notional amount. Our counterparty in this interest rate swap is JP Morgan Chase Bank, N.A.

Contractual Obligations

The following table summarizes the amount of payments due under specified contractual obligations as of December 25, 2012:

	Payments Due by Period				
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
			(in thousands)		
Long-term debt obligations	$ 51,473	$ 229	$ 537	$50,316	$ 391
Capital lease obligations	129	109	20	—	—
Interest(1)	7,096	1,945	3,794	1,311	46
Operating lease obligations	213,477	25,866	48,411	41,938	97,262
Capital obligations	73,203	73,203	—	—	—
Total contractual obligations(2)	$345,378	$101,352	$52,762	$93,565	$97,699

(1) Assumes constant rate until maturity for our fixed and variable rate debt and capital lease obligations. Uses interest rates as of December 25, 2012 for our variable rate debt. Interest payments on our variable-rate revolving credit facility balance at December 25, 2012 are calculated based on the assumption that debt relating to the interest rate swaps covering notional amounts totaling $50.0 million remains outstanding until the expiration of the respective swap arrangements. The interest rates used in determining interest payments to be made under the interest rate swap agreements were determined by taking the applicable fixed rate of each swap plus the 0.50% margin, which was in effect as of December 25, 2012.

(2) Unrecognized tax benefits under Accounting Standards Codification ("ASC") 740 are immaterial and, therefore, are excluded from this amount.

The Company has no material minimum purchase commitments with its vendors that extend beyond a year. See notes 4 and 7 to the Consolidated Financial Statements for details of contractual obligations.

Off-Balance Sheet Arrangements

Except for operating leases (primarily restaurant leases), we do not have any off-balance sheet arrangements.

Guarantees

We entered into real estate lease agreements for franchise restaurants located in Everett, MA, Longmont, CO, Montgomeryville, PA, Fargo, ND and Logan, UT prior to our granting franchise rights for those restaurants. We have subsequently assigned the leases to the franchisees, but we remain contingently liable if a franchisee defaults under the terms of a lease. The Longmont lease expires in May 2014, the Everett lease expires in February 2018, the Montgomeryville lease expires in March 2021, the Fargo lease expires in July 2016 and the Logan lease expires on August 2019. As the fair value of these guarantees is not considered significant, no liability has been recorded.

Recent Accounting Pronouncements

Comprehensive Income (ASU 2011-05)

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income*. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity, which was our presentation, and also requires presentation of reclassification adjustments from other comprehensive income to net income on the face of the financial statements. In December 2011, the FASB issued ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05,* to defer the effective date of the specific requirement to present items that are reclassified out of accumulated comprehensive income to net income alongside their respective components of net income and other comprehensive income. All other provisions of this update are effective for annual and interim reporting periods beginning after December 15, 2011 (our 2012 fiscal year). The adoption of this new guidance had no impact on our consolidated financial position, results of operations or cash flows, though it changed our financial statement presentation.

Goodwill and Other Intangibles (ASU 2011-08)

In September 2011, the FASB issued ASU 2011-08, *Intangibles—Goodwill and Other, Testing Goodwill for Impairment*, which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value before applying the two-step goodwill impairment model that is currently in place. If it is determined through the qualitative assessment that a reporting unit's fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. This update is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011 (our 2012 fiscal year). The adoption of this new guidance had no impact on the content of our financial statements or disclosures.

Critical Accounting Policies and Estimates

The above discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosures of contingent assets and liabilities. Our significant accounting policies are described in note 2 to the accompanying Consolidated Financial Statements. Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements.

Impairment of Long-lived Assets. We evaluate our long-lived assets for impairment at the individual restaurant level when events or circumstances indicate that the carrying amount of a restaurant may not be recoverable. When we evaluate restaurants, cash flows are the primary indicator of impairment. Our evaluation requires an estimation of the future undiscounted cash flows from operating the restaurant over its estimated useful life, which can be for a period of over 20 years. In the estimation of future cash flows, we consider the period of time the restaurant has been open, the trend of operations over such period and future periods and expectations for future sales growth. We limit assumptions about important factors such as trend of future operations and sales growth to those that are supportable based upon our plans for the restaurant and actual results at comparable restaurants. Both qualitative and quantitative information are considered when evaluating for potential impairments. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, these factors could cause us to realize a material impairment charge.

If assets are determined to be impaired, we measure the impairment charge by calculating the amount by which the asset carrying amount exceeds its fair value. The determination of asset fair value is also subject to significant judgment. We generally measure estimated fair value by discounting estimated future cash flows or by independent third party appraisal, if available. When fair value is measured by discounting estimated future cash flows, the assumptions used are consistent with what we believe hypothetical market participants would use. We also use a discount rate that is commensurate with the risk inherent in the projected cash flows. If these assumptions change in the future, we may be required to record impairment charges for these assets.

See note 15 in the Consolidated Financial Statements for further discussion regarding closures and impairments recorded in 2012, 2011 and 2010, including the impairments of goodwill and other long-lived assets.

Goodwill. Goodwill is tested annually for impairment, and is tested more frequently if events and circumstances indicate that the asset might be impaired. We have assigned goodwill to the reporting unit, which we consider to be the individual restaurant level. An impairment loss is recognized to the extent that the carrying amount exceeds the implied fair value of goodwill. The determination of impairment consists of two steps. First, we determine the fair value of the reporting unit and compare it to its carrying amount. The fair value of the reporting unit may be based on several valuation approaches including capitalization of earnings, discounted cash flows, comparable public company market multiples and comparable acquisition market multiples. Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit, in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

The valuation approaches used to determine fair value are subject to key judgments and assumptions that are sensitive to change such as our appropriate revenue growth rates, operating margins, weighted average cost of capital, and comparable company and acquisition market multiples. In estimating the fair value using the discounted cash flows or the capitalization of earnings method we consider the period of time the restaurant has been open, the trend of operations over such period and future periods, expectations of future sales growth and terminal value. Assumptions about important factors such as trend of future operations and sales growth are limited to those that are supportable based upon the plans for the restaurant and actual results at comparable restaurants. When developing these key judgments and assumptions, we consider economic, operational and market conditions that could impact our fair value. The judgments and assumptions used are consistent with what we believe hypothetical market participants would use. However, estimates are inherently uncertain and represent only our reasonable expectations regarding future developments. If the estimates used in performing the impairment test prove inaccurate, the fair value of the restaurants may ultimately prove to be significantly lower, thereby causing the carrying value to exceed the fair value and indicating impairment has occurred.

At December 25, 2012, we had 62 reporting units, primarily at the restaurant level, with allocated goodwill of $110.7 million. The average amount of goodwill associated with each reporting unit is $1.8 million with six reporting units having goodwill in excess of $4.0 million. Based on our estimate of fair value, we are currently monitoring five restaurants with total goodwill of $19.7 million for potential impairment. Since we determine the fair value of goodwill at the restaurant level, any significant decreases in cash flows at these restaurants or others could trigger an impairment charge in the future. The fair value of each of our other reporting units was substantially in excess of their respective carrying values as of the 2012 goodwill impairment test. See note 15 in the Consolidated Financial Statements for further discussion regarding closures and impairments recorded in 2012, 2011 and 2010, including the impairments of goodwill and other long-lived assets.

Insurance Reserves. We self-insure a significant portion of expected losses under our workers compensation, general liability, employment practices liability and property insurance programs. In addition, starting in fiscal 2011, we self-insure a significant portion of expected losses under our employee healthcare insurance program. We purchase insurance for individual claims that exceed the amounts listed below:

Employment practices liability	$250,000
Workers compensation	$250,000
General liability	$250,000
Property	$ 50,000
Employee healthcare	$150,000

We record a liability for unresolved claims and for an estimate of incurred but not reported claims at the anticipated cost to us based on estimates provided by management, a third party administrator and/or an actuary. Our estimated liability is based on a number of assumptions and factors regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. An increase or decrease in the discount rate of 100 basis points would change the reserve, and resulting expense, by an immaterial amount. We also monitor actuarial observations of historical claim development for the industry. Our assumptions are reviewed, monitored, and adjusted when warranted by changing circumstances.

Income Taxes. We account for income taxes in accordance with ASC 740 under which deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases. A valuation allowance is established to reduce the carrying value of deferred tax assets if it is considered more likely than not that such assets will not be realized. Any change in the valuation allowance would be charged to income in the period such determination was made.

Uncertain tax positions are accounted for under FASB ASC 740. FASB ASC 740 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities that have full knowledge of all relevant information. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement.

Leases and Leasehold Improvements. We lease land, buildings and/or certain equipment for the majority of our restaurants under non-cancelable lease agreements. Our land and building leases typically have initial terms ranging from 10 to 15 years, and certain renewal options for one or more five-year periods. We account for leases in accordance with ASC 840, *Leases*, and other related authoritative guidance. When determining the lease term, we include option periods for which failure to renew the lease imposes a penalty on us in such an amount that a renewal appears, at the inception of the lease, to be reasonably assured. The primary penalty to which we are subject is the economic detriment associated with the existence of leasehold improvements which might become impaired if we choose not to continue the use of the leased property.

Certain of our operating leases contain predetermined fixed escalations of the minimum rent during the original term of the lease. For these leases, we recognize the related rent expense on a straight-line basis over the lease term and record the difference between the amounts charged to operations and amounts paid as deferred rent. We generally do not receive rent concessions or leasehold improvement incentives upon opening a restaurant that is subject to a lease. We may receive rent holidays, which would begin on the possession date and end when the lease commences, during which no cash rent payments are typically due under the terms of the lease. Rent holidays are included in the lease term when determining straight-line rent expense.

Additionally, certain of our operating leases contain clauses that provide for additional contingent rent based on a percentage of sales greater than certain specified target amounts. We recognize contingent rent expense prior to the achievement of the specified target that triggers the contingent rent, provided achievement of the target is considered probable. This may result in some variability in rent expense as a percentage of revenues over the term of the lease in restaurants where we pay contingent rent.

The judgment regarding the probable term for each restaurant property lease impacts the classification and accounting for a lease as capital or operating, the rent holiday and/or escalation in payments that are taken into consideration when calculating straight-line rent and the term over which leasehold improvements for each restaurant are amortized. The material factor we consider when making this judgment is the total amount invested in the restaurant at the inception of the lease and whether management believes that renewal appears reasonably assured. While a different term may produce materially different amounts of depreciation, amortization and rent expense than reported, our historical lease renewal rates support the judgments made. We have not made any changes to the nature of the assumptions used to account for leases in any of the fiscal years presented in our consolidated financial statements.

In an exposure draft issued in 2010, the FASB, together with the International Accounting Standards Board, has proposed a comprehensive set of changes in Generally Accepted Accounting Policies ("GAAP") for leases. We are continuing to monitor the FASB and International Accounting Standards Board's activities regarding leases and will disclose expected impacts on our business and financial statements as rules are finalized.

Effects of Inflation

We have not operated in a period of high general inflation for the last several years; however, we have experienced material increases in certain commodity costs, specifically beef. In addition, a significant number of our team members are paid at rates related to the federal and/or state minimum wage and, accordingly, increases in minimum wage have increased our labor costs for the last several years. We have increased menu prices and made other adjustments over the past few years, in an effort to offset increases in our restaurant and operating costs resulting from inflation. Whether we are able and/or choose to continue to offset the effects of inflation will determine to what extent, if any, inflation affects our restaurant profitability in future periods.

ITEM 7A—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates on debt and changes in commodity prices. Our exposure to interest rate fluctuations is limited to our outstanding bank debt. The terms of the facility require us to pay interest on outstanding borrowings at London Interbank Offering Rate ("LIBOR") plus a margin of 0.875% to 1.875%, depending on our leverage ratio, or the Alternate Base Rate, which is the higher of the issuing bank's prime lending rate, the Federal Funds rate plus 0.50% or the Adjusted Eurodollar Rate for a one month interest period on such day plus 1.0%. At December 25, 2012, there was $50.0 million in outstanding borrowings under our revolving line of credit, which bears interest at approximately 87.5 to 187.5 basis points (depending on our leverage ratios) over LIBOR. We had various other notes payable totaling $1.5 million with fixed interest rates ranging from 10.46% to 10.80%.

On October 22, 2008, we entered into an interest rate swap, which started on November 7, 2008, with a notional amount of $25.0 million to hedge a portion of the cash flows of our variable rate credit facility. We have designated the interest rate swap as a cash flow hedge of our exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under our revolving credit facility. Under the terms of the swap, we pay a fixed rate of 3.83% on the $25.0 million notional amount and receive payments from the counterparty based on the 1-month LIBOR rate for a term ending on November 7, 2015, effectively resulting in a fixed rate on the LIBOR component of the $25.0 million notional amount.

On January 7, 2009, we entered into another interest rate swap, starting February 7, 2009, with a notional amount of $25.0 million to hedge a portion of the cash flows of our variable rate credit facility. We have designated the interest rate swap as a cash flow hedge of our exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under our revolving credit facility. Under the terms of the swap, we pay a fixed rate of 2.34% on the $25.0 million notional amount and receive payments from the counterparty based on the 1-month LIBOR rate for a term ending on January 7, 2016, effectively resulting in a fixed rate LIBOR component of the $25.0 million notional amount.

By using a derivative instrument to hedge exposures to changes in interest rates, we expose ourselves to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. We minimize the credit risk by entering into transactions with high-quality counterparties whose credit rating is evaluated on a quarterly basis. Our counterparty in the interest rate swap is JP Morgan Chase Bank, N.A.

Many of the ingredients used in the products sold in our restaurants are commodities that are subject to unpredictable price volatility. Currently, we do not utilize fixed price contracts for certain commodities such as produce and certain dairy products, therefore, we are subject to prevailing market conditions when purchasing those types of commodities. For other commodities, we employ various purchasing and pricing contract techniques in an effort to minimize volatility, including fixed price contracts for terms of one year or less and negotiating prices with vendors with reference to fluctuating market prices. We currently do not use financial instruments to hedge commodity prices, but we will continue to evaluate their effectiveness. Extreme and/or long term increases in commodity prices could adversely affect our future results, especially if we are unable, primarily due to competitive reasons, to increase menu prices. Additionally, if there is a time lag between the increasing commodity prices and our ability to increase menu prices or if we believe the commodity price increase to be short in duration and we choose not to pass on the cost increases, our short-term financial results could be negatively affected.

We are subject to business risk as our beef supply is highly dependent upon four vendors. If these vendors were unable to fulfill their obligations under their contracts, we may encounter supply shortages and incur higher costs to secure adequate supplies, any of which would harm our business.

ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY FINANCIAL DATA

See Index to Consolidated Financial Statements at Item 15.

ITEM 9—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A—CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to, and as defined in, Rules 13a-15(e) and 15d- 15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report. Based on the evaluation, performed under the supervision and with the participation of our management, including the Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"), our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of December 25, 2012.

Changes in internal control

During the fourth quarter of 2012, there were no changes with respect to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements.

Under the supervision and with the participation of our management, including our CEO and CFO, we assessed the effectiveness of the Company's internal control over financial reporting as of the end of the period covered by this report. In this assessment, the Company applied criteria based on the "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company's assessment included documenting, evaluating and testing the design and operating effectiveness of its internal control over financial reporting. Based upon this evaluation, our management concluded that our internal control over financial reporting was effective as of December 25, 2012.

KPMG LLP, the independent registered public accounting firm that audited our Consolidated Financial Statements included in the Annual Report on Form 10-K, has also audited the effectiveness of the Company's internal control over financial reporting as of December 25, 2012 as stated in their report at F-2.

ITEM 9B—OTHER INFORMATION

None.

PART III

ITEM 10—DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding the directors of the Company is incorporated herein by reference to the information set forth under "Election of Directors" in the Proxy Statement for the 2013 Annual Meeting of Stockholders.

Information regarding executive officers of the Company has been included in Part I of this Annual Report under the caption "Executive Officers of the Company."

Information regarding corporate governance of the Company is incorporated herein by reference to the information set forth in the Proxy Statement for the 2013 Annual Meeting of Stockholders.

ITEM 11—EXECUTIVE COMPENSATION

Incorporated by reference from the Company's Definitive Proxy Statement to be dated approximately April 5, 2013.

ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference from the Company's Definitive Proxy Statement to be dated approximately April 5, 2013.

ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference from the Company's Definitive Proxy Statement to be dated approximately April 5, 2013.

ITEM 14—PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated by reference from the Company's Definitive Proxy Statement to be dated approximately April 5, 2013.

PART IV

ITEM 15—EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Consolidated Financial Statements

2. Financial Statement Schedules

Omitted due to inapplicability or because required information is shown in the Company's Consolidated Financial Statements or notes thereto.

3. Exhibits

Exhibit No.	Description
3.1	Form of Amended and Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
3.2	Bylaws of Registrant (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
4.1	Registration Rights Agreement, dated as of May 7, 2004, among Registrant and others (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
10.1*	Texas Roadhouse, Inc. 2004 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 of Registrant (File No. 333-121241))
10.3	Form of Director and Executive Officer Indemnification Agreement (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
10.4	Form of Limited Partnership Agreement and Operating Agreement for company-managed Texas Roadhouse restaurants, including schedule of the owners of such restaurants and the interests held by directors, executive officers and 5% stockholders who are parties to such an agreement (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
10.5	Lease Agreement dated as of November 1999, by and between TEAS II, LLC and Texas Roadhouse Holdings LLC (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))

Exhibit No.	Description
10.6	Form of Franchise Agreement and Preliminary Agreement for a Texas Roadhouse restaurant franchise, including schedule of directors, executive officers and 5% stockholders which have entered into either agreement (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 of Registrant (File No. 333-115259))
10.7	Updated schedule as of December 25, 2012 of the owners of company-managed Texas Roadhouse restaurants and the interests held by directors, executive officers and 5% stockholders who are parties to Limited Partnership Agreements and Operating Agreements as set forth at Exhibit 10.4 of this Form 10-K
10.8	Updated schedule as of December 25, 2012 of the directors, executive officers and 5% stockholders which have entered into Franchise Agreements or Preliminary Agreements for a Texas Roadhouse Franchise as set forth at Exhibit 10.6 of this Form 10-K
10.19*	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.19 of Registrant's Annual Report on Form 10-K for the year ended December 25, 2007 (File No. 000-50972))
10.20*	Form of First Amendment to Restricted Stock Unit Award Agreement with non-management directors (incorporated by reference to Exhibit 10.20 of Registrant's Annual Report on Form 10-K for the year ended December 30, 2008 (File No. 000-50972))
10.21*	Amendment to Texas Roadhouse, Inc. 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.21 of Registrant's Annual Report on Form 10-K for the year ended December 30, 2008 (File No. 000-50972))
10.33*	Amended and Restated Employment Agreement between Registrant and G. Price Cooper, IV entered into as of January 8, 2010 (incorporated by reference to Exhibit 10.33 to Registrant's Current Report on Form 8-K dated August 18, 2011 (File No. 000-50972))
10.34*	Letter Agreement between Texas Roadhouse, Inc. and G.J. Hart entered into on August 22, 2011, effective as of August 17, 2011 (incorporated by reference to Exhibit 10.34 to Registrant's Current Report on Form 8-K dated August 23, 2011 (File No. 000-50972))
10.35*	Amended and Restated Employment Agreement between Registrant and W. Kent Taylor, entered into as of January 8, 2012 (incorporated by reference to Exhibit 10.35 to the Registrant's Annual Report on Form 10-K for the year ended December 27, 2011 (File No. 000-50972))
10.36*	Amended and Restated Employment Agreement between Registrant and Scott M. Colosi, entered into as of January 8, 2012 (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K for the year ended December 27, 2011 (File No. 000-50972))
10.37*	Amended and Restated Employment Agreement between Registrant and Steven L. Ortiz, entered into as of January 8, 2012 (incorporated by reference to Exhibit 10.37 to the Registrant's Annual Report on Form 10-K for the year ended December 27, 2011 (File No. 000-50972))
10.38*	Amended and Restated Employment Agreement between Registrant and G. Price Cooper, IV, entered into as of January 8, 2012 (incorporated by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K for the year ended December 27, 2011 (File No. 000-50972))

Exhibit No.	Description
10.39*	Amended and Restated Employment Agreement between Registrant and Jill Marchant, entered into as of January 8, 2012 (incorporated by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K for the year ended December 27, 2011 (File No. 000-50972))
21.1	List of Subsidiaries
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following financial statements from the Texas Roadhouse, Inc. Annual Report on Form 10-K for the year ended December 25, 2012, filed February 22, 2013, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Stockholders' Equity and Comprehensive Income, (iv) Consolidated Statements of Cash Flows, and (v) the Notes to the Consolidated Financial Statements.

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEXAS ROADHOUSE, INC.

By: /s/ W. KENT TAYLOR

W. KENT TAYLOR
Chairman of the Company, Chief Executive Officer, Director

Date: February 22, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ W. KENT TAYLOR W. Kent Taylor	Chairman of the Company, Chief Executive Officer, Director (Principal Executive Officer)	February 22, 2013
/s/ G. PRICE COOPER, IV G. Price Cooper, IV	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 22, 2013
/s/ GREGORY N. MOORE Gregory N. Moore	Director	February 22, 2013
/s/ MARTIN T. HART Martin T. Hart	Director	February 22, 2013
/s/ JAMES F. PARKER James F. Parker	Director	February 22, 2013
/s/ JAMES R. RAMSEY James R. Ramsey	Director	February 22, 2013
/s/ JAMES R. ZARLEY James R. Zarley	Director	February 22, 2013

(This page has been left blank intentionally.)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Texas Roadhouse, Inc.:

We have audited the accompanying consolidated balance sheets of Texas Roadhouse, Inc. and subsidiaries (the "Company") as of December 25, 2012 and December 27, 2011, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 25, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texas Roadhouse, Inc. and subsidiaries as of December 25, 2012 and December 27, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 25, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Texas Roadhouse, Inc.'s internal control over financial reporting as of December 25, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Louisville, Kentucky
February 22, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Texas Roadhouse, Inc.:

We have audited the internal control over financial reporting of Texas Roadhouse, Inc. as of December 25, 2012 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Texas Roadhouse, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on Texas Roadhouse Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Texas Roadhouse, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 25, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Texas Roadhouse, Inc. and subsidiaries as of December 25, 2012 and December 27, 2011, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 25, 2012, and our report dated February 22, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Louisville, Kentucky
February 22, 2013

Texas Roadhouse, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 25, 2012	December 27, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 81,746	$ 78,777
Receivables, net of allowance for doubtful accounts of $22 in 2012 and $39 in 2011	16,416	11,480
Inventories, net	10,909	10,730
Prepaid income taxes	3,374	575
Prepaid expenses	7,191	7,045
Deferred tax assets	2,836	3,367
Total current assets	122,472	111,974
Property and equipment, net	531,654	497,217
Goodwill	113,435	110,946
Intangible assets, net	9,264	9,042
Other assets	14,429	11,491
Total assets	$791,254	$740,670
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt and obligations under capital leases	$ 338	$ 304
Accounts payable	32,374	32,744
Deferred revenue—gift cards	53,041	44,058
Accrued wages	25,030	23,701
Accrued taxes and licenses	13,253	12,381
Dividends payable	13,135	5,535
Other accrued liabilities	21,491	17,649
Total current liabilities	158,662	136,372
Long-term debt and obligations under capital leases, excluding current maturities	51,264	61,601
Stock option and other deposits	4,718	4,546
Deferred rent	20,168	17,133
Deferred tax liabilities	6,102	8,715
Fair value of derivative financial instruments	4,016	4,247
Other liabilities	15,587	12,234
Total liabilities	260,517	244,848
Texas Roadhouse, Inc. and subsidiaries stockholders' equity:		
Preferred stock ($0.001 par value, 1,000,000 shares authorized; no shares issued or outstanding)	—	—
Common stock ($0.001 par value, 100,000,000 shares authorized, 68,977,045 and 69,186,967 shares issued and outstanding at December 25, 2012 and December 27, 2011, respectively)	69	69
Additional paid-in-capital	199,967	206,019
Retained earnings	327,509	288,425
Accumulated other comprehensive loss	(2,461)	(2,609)
Total Texas Roadhouse, Inc. and subsidiaries stockholders' equity	525,084	491,904
Noncontrolling interests	5,653	3,918
Total equity	530,737	495,822
Total liabilities and equity	$791,254	$740,670

See accompanying notes to Consolidated Financial Statements.

Texas Roadhouse, Inc. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

(in thousands, except per share data)

	Fiscal Year Ended		
	December 25, 2012	December 27, 2011	December 28, 2010
Revenue:			
Restaurant sales	$1,252,358	$1,099,475	$ 995,988
Franchise royalties and fees	10,973	9,751	9,005
Total revenue	1,263,331	1,109,226	1,004,993
Costs and expenses:			
Restaurant operating costs (excluding depreciation and amortization shown separately below):			
Cost of sales	423,615	367,385	324,267
Labor	367,763	326,233	293,022
Rent	25,797	23,150	21,361
Other operating	204,318	184,073	172,893
Pre-opening	12,399	11,534	7,051
Depreciation and amortization	46,717	42,709	41,283
Impairment and closures	1,624	1,201	2,005
General and administrative	70,640	57,702	52,494
Total costs and expenses	1,152,873	1,013,987	914,376
Income from operations	110,458	95,239	90,617
Interest expense, net	2,347	2,413	2,673
Equity income from investments in unconsolidated affiliates	(428)	(366)	(428)
Income before taxes	$ 108,539	$ 93,192	$ 88,372
Provision for income taxes	34,738	26,765	27,683
Net income including noncontrolling interests	$ 73,801	$ 66,427	$ 60,689
Less: Net income attributable to noncontrolling interests	2,631	2,463	2,400
Net income attributable to Texas Roadhouse, Inc. and subsidiaries	$ 71,170	$ 63,964	$ 58,289
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on derivatives, net of tax of $(0.1) million, $0.8 million and $0.9 million, respectively	148	(1,271)	(1,357)
Total comprehensive income	$ 71,318	$ 62,693	$ 56,932
Net income per common share attributable to Texas Roadhouse, Inc. and subsidiaries:			
Basic	$ 1.02	$ 0.90	$ 0.82
Diluted	$ 1.00	$ 0.88	$ 0.80
Weighted average shares outstanding:			
Basic	70,026	70,829	71,432
Diluted	71,485	72,278	72,929
Cash dividends declared per share	$ 0.46	$ 0.32	$ —

See accompanying notes to Consolidated Financial Statements.

Texas Roadhouse, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(in thousands, except share data)

	Shares	Par Value	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Texas Roadhouse, Inc. and Subsidiaries	Noncontrolling Interests	Total
Balance, December 29, 2009	70,384,915	$70	$231,564	$188,719	$ 19	$420,372	$ 2,578	$422,950
Net income	—	—	—	58,289	—	58,289	2,400	60,689
Unrealized loss on derivatives, net of tax of $0.9 million	—	—	—	—	(1,357)	(1,357)	—	(1,357)
Distributions to noncontrolling interests	—	—	—	—	—	—	(2,212)	(2,212)
Shares issued under stock option plan including tax effects	1,397,832	1	14,384	—	—	14,385	—	14,385
Settlement of restricted stock units	649,443	1	(1)	—	—	—	—	—
Indirect repurchase of shares for minimum tax withholdings	(209,199)	—	(2,828)	—	—	(2,828)	—	(2,828)
Minority interest liquidation adjustments	—	—	69	—	—	69	—	69
Share-based compensation	—	—	7,686	—	—	7,686	—	7,686
Balance, December 28, 2010	72,222,991	$72	$250,874	$247,008	$(1,338)	$496,616	$ 2,766	$499,382
Net income	—	—	—	63,964	—	63,964	2,463	66,427
Unrealized loss on derivatives, net of tax of $0.8 million	—	—	—	—	(1,271)	(1,271)	—	(1,271)
Distributions to noncontrolling interests	—	—	—	—	—	—	(2,270)	(2,270)
Minority interest contribution	—	—	—	—	—	—	959	959
Minority interest liquidation adjustments	—	—	(37)	—	—	(37)	—	(37)
Dividends declared and paid ($0.24 per share)	—	—	—	(17,012)	—	(17,012)	—	(17,012)
Dividends declared ($0.08 per share)	—	—	—	(5,535)	—	(5,535)	—	(5,535)
Shares issued under stock option plan including tax effects	477,525	—	7,283	—	—	7,283	—	7,283
Repurchase of shares of common stock	(3,972,100)	(4)	(59,143)	—	—	(59,147)	—	(59,147)
Settlement of restricted stock units	674,392	1	(1)	—	—	—	—	—
Indirect repurchase of shares for minimum tax withholdings	(215,841)	—	(3,482)	—	—	(3,482)	—	(3,482)
Share-based compensation	—	—	10,525	—	—	10,525	—	10,525
Balance, December 27, 2011	69,186,967	$69	$206,019	$288,425	$(2,609)	$491,904	$ 3,918	$495,822
Net income	—	—	—	71,170	—	71,170	2,631	73,801
Unrealized gain on derivatives, net of tax of $0.1 million	—	—	—	—	148	148	—	148
Distributions to noncontrolling interests	—	—	—	—	—	—	(2,712)	(2,712)
Minority interest contribution	—	—	—	—	—	—	1,816	1,816
Minority interest liquidation adjustments	—	—	(368)	—	—	(368)	—	(368)
Dividends declared and paid ($0.27 per share)	—	—	—	(18,951)	—	(18,951)	—	(18,951)
Dividends declared ($0.19 per share)	—	—	—	(13,135)	—	(13,135)	—	(13,135)
Shares issued under stock option plan including tax effects	1,115,278	1	14,276	—	—	14,277	—	14,277
Repurchase of shares of common stock	(1,786,855)	(2)	(29,419)	—	—	(29,421)	—	(29,421)
Settlement of restricted stock units	683,614	1	(1)	—	—	—	—	—
Indirect repurchase of shares for minimum tax withholdings	(221,959)	—	(3,733)	—	—	(3,733)	—	(3,733)
Share-based compensation	—	—	13,193	—	—	13,193	—	13,193
Balance, December 25, 2012	68,977,045	$69	$199,967	$327,509	$(2,461)	$525,084	$ 5,653	$530,737

See accompanying notes to Consolidated Financial Statements.

Texas Roadhouse, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended		
	December 25, 2012	December 27, 2011	December 28, 2010
Cash flows from operating activities:			
Net income including noncontrolling interests	$ 73,801	$ 66,427	$ 60,689
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	46,717	42,709	41,283
Deferred income taxes	(2,166)	70	1,799
Loss on disposition of assets	2,805	2,378	1,766
Impairment and closure	1,459	1,127	1,821
Equity income from investments in unconsolidated affiliates	(428)	(366)	(428)
Distributions of income received from investments in unconsolidated affiliates	429	336	383
Provision for doubtful accounts	17	183	(43)
Share-based compensation expense	13,193	10,525	7,686
Changes in operating working capital:			
Receivables	(4,953)	(3,139)	(60)
Inventories	(119)	(1,533)	(1,193)
Prepaid expenses and other current assets	(146)	159	(1,593)
Other assets	(2,773)	(3,497)	(1,058)
Accounts payable	(370)	5,880	(1,018)
Deferred revenue—gift cards/certificates	8,842	4,893	4,722
Accrued wages	1,329	2,651	864
Excess tax benefits from share-based compensation	(3,605)	(2,255)	(3,159)
Prepaid income taxes and income taxes payable	806	2,055	(3,212)
Accrued taxes and licenses	872	63	3,739
Other accrued liabilities	3,842	5,262	1,715
Deferred rent	3,035	2,676	2,368
Other liabilities	3,353	1,910	2,985
Net cash provided by operating activities	145,940	138,514	120,056
Cash flows from investing activities:			
Capital expenditures—property and equipment	(84,879)	(81,758)	(45,051)
Acquisition of franchise restaurants, net of cash acquired	(4,297)	—	—
Proceeds from sale of property and equipment, including insurance proceeds	1,128	188	235
Net cash used in investing activities	(88,048)	(81,570)	(44,816)
Cash flows from financing activities:			
(Repayments of) proceeds from revolving credit facility	(10,000)	10,000	(49,000)
Repurchase of shares of common stock	(29,421)	(59,147)	—
Investments in unconsolidated affiliates	—	—	(35)
Proceeds from noncontrolling interest contributions and other	1,285	—	—
Distributions to noncontrolling interest holders	(2,712)	(2,270)	(2,212)
Excess tax benefits from share-based compensation	3,605	2,255	3,159
Proceeds from stock option and other deposits	172	494	399
Indirect repurchase of shares for minimum tax withholdings	(3,733)	(3,482)	(2,828)
Principal payments on long-term debt and capital lease obligations	(303)	(275)	(246)
Proceeds from exercise of stock options	10,670	5,016	11,028
Dividends paid to shareholders	(24,486)	(17,012)	—
Net cash used in financing activities	(54,923)	(64,421)	(39,735)
Net increase (decrease) increase in cash and cash equivalents	2,969	(7,477)	35,505
Cash and cash equivalents—beginning of year	78,777	86,254	50,749
Cash and cash equivalents—end of year	$ 81,746	$ 78,777	$ 86,254
Supplemental disclosures of cash flow information:			
Interest, net of amounts capitalized	$ 2,478	$ 2,368	$ 2,628
Income taxes	$ 36,096	$ 24,641	$ 29,095

See accompanying notes to Consolidated Financial Statements.

(Tabular amounts in thousands, except share and per share data)

(1) Description of Business

The accompanying Consolidated Financial Statements include the accounts of Texas Roadhouse, Inc. (the "Company", "we", "our" and/or "us"), and our wholly-owned subsidiaries and subsidiaries in which we own more than 50 percent interest as of and for the 52 weeks ended December 25, 2012 and December 27, 2011. Our wholly-owned subsidiaries include: Texas Roadhouse Holdings LLC ("Holdings"), Texas Roadhouse Development Corporation ("TRDC"), Texas Roadhouse Management Corp ("Management Corp.") and Aspen Creek, LLC ("Aspen Creek"). We and our subsidiaries operate restaurants under the names Texas Roadhouse and Aspen Creek. Holdings also provides supervisory and administrative services for certain other franchise and license Texas Roadhouse restaurants. TRDC sells franchise rights and collects the franchise royalties and fees. Management Corp. provides management services to the Company, Holdings, Aspen Creek and certain other license and franchise Texas Roadhouse restaurants.

As of December 25, 2012, we owned and operated 320 restaurants and franchised and licensed an additional 72 restaurants in 47 states and two foreign countries. Of the 320 restaurants we owned and operated, 318 operated as Texas Roadhouse restaurants, while two operated under the name of Aspen Creek. Of the 392 restaurants that were operating at December 25, 2012, (i) 320 were Company-owned restaurants, 305 of which were wholly-owned and 15 of which were majority-owned, (ii) 71 were franchise restaurants and (iii) one was a license restaurant.

As of December 27, 2011, we owned and operated 294 restaurants and franchised or licensed an additional 72 restaurants in 47 states and one foreign country. Of the 294 restaurants we owned and operated, 291 operated as Texas Roadhouse restaurants, while three operated under the name of Aspen Creek. Of the 366 restaurants that were operating at December 27, 2011, (i) 294 were Company-owned restaurants, 282 of which were wholly-owned and 12 of which were majority-owned, (ii) 69 were franchise restaurants and (iii) 3 were license restaurants.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

At December 25, 2012 and December 27, 2011, we owned 5.0% to 10.0% equity interest in 23 and 22 restaurants, respectively. The unconsolidated restaurants are accounted for using the equity method. While we exercise significant control over these franchise restaurants, we do not consolidate their financial position, results of operations or cash flows as it is immaterial to our consolidated financial position, results of operations and/or cash flows. Our investments in these unconsolidated affiliates is included in Other assets in our consolidated balance sheets and we record our percentage share of net income earned by these unconsolidated affiliates in our consolidated statements of income and comprehensive income under Equity income from investments in unconsolidated affiliates. All significant intercompany balances and transactions for these unconsolidated restaurants as well as the companies whose accounts have been consolidated have been eliminated.

(b) Fiscal Year

We utilize a 52 or 53 week accounting period that ends on the last Tuesday in December. We utilize a 13 or 14 week accounting period for quarterly reporting purposes. Fiscal years 2012, 2011 and 2010 were 52 weeks in length.

(2) Summary of Significant Accounting Policies (Continued)

(c) Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, we consider all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Book overdrafts are recorded in accounts payable and are included within operating cash flows. Cash and cash equivalents also included receivables from credit card companies, which amounted to $19.7 million and $5.0 million at December 25, 2012 and December 27, 2011, respectively, because the balances are settled within two to three business days.

(d) Receivables

Receivables consist principally of amounts due from retail gift card providers, certain franchise and license restaurants for reimbursement of labor costs, pre-opening and other expenses, and amounts due for royalty fees from franchise restaurants.

Receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write-off experience. We review our allowance for doubtful accounts quarterly. Past due balances over 120 days and a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e) Inventories

Inventories, consisting principally of food, beverages and supplies, are valued at the lower of cost (first-in, first-out) or market.

(f) Pre-opening Expenses

Pre-opening expenses are charged to operations as incurred. These costs include wages, benefits, travel and lodging for the training and opening management teams, rent and food, beverage and other restaurant operating expenses incurred prior to a restaurant opening for business.

(g) Property and Equipment

Property and equipment are stated at cost. Expenditures for major renewals and betterments are capitalized while expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on property and equipment, including assets located on leased properties, over the shorter of the estimated useful lives of the related assets or the underlying lease term using the straight-line method. In some cases, assets on leased properties are depreciated over a period of time which includes both the initial term of the lease and one or more option periods. See note 2(p). Depreciation and amortization expense as shown on our consolidated statements of income and comprehensive income is substantially all attributable to restaurant-level assets.

(Tabular amounts in thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

The estimated useful lives are:

Land improvements	10-25 years
Buildings and leasehold improvements	10-25 years
Equipment and smallwares	3-10 years
Furniture and fixtures	3-10 years

Repairs and maintenance expense amounted to $13.8 million, $12.6 million and $11.9 million for the years ended December 25, 2012, December 27, 2011 and December 28, 2010, respectively. These costs are included in other operating costs in our consolidated statements of income and comprehensive income.

(h) Impairment of Goodwill

Goodwill represents the excess of cost over fair value of assets of businesses acquired. In accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, Intangibles—Goodwill and Other ("ASC 350"), we perform tests to assess potential impairments at the end of each fiscal year or during the year if an event or other circumstance indicates that it may be impaired. Our assessment is performed at the reporting unit level, which is at the individual restaurant level. In the first step of the review process, we compare the estimated fair value of the restaurant with its carrying value, including goodwill. If the estimated fair value of the restaurant exceeds its carrying amount, no further analysis is needed. If the estimated fair value of the restaurant is less than its carrying amount, the second step of the review process requires the calculation of the implied fair value of the goodwill by allocating the estimated fair value of the restaurant to all of the assets and liabilities of the restaurant as if it had been acquired in a business combination. If the carrying value of the goodwill associated with the restaurant exceeds the implied fair value of the goodwill, an impairment loss is recognized for that excess amount.

The valuation approaches used to determine fair value are subject to key judgments and assumptions that are sensitive to change such as judgment and assumptions about our appropriate revenue growth rates, operating margins, weighted average cost of capital and comparable company and acquisition market multiples. In estimating the fair value using the discounted cash flows or the capitalization of earnings method, we consider the period of time the restaurant has been open, the trend of operations over such period and future periods, expectations of future sales growth and terminal value. Assumptions about important factors such as trend of future operations and sales growth are limited to those that are supportable based upon the plans for the restaurant and actual results at comparable restaurants. When developing these key judgments and assumptions, we consider economic, operational and market conditions that could impact our fair value. The judgments and assumptions used are consistent with what we believe hypothetical market participants would use. However, estimates are inherently uncertain and represent only our reasonable expectations regarding future developments. If the estimates used in performing the impairment test prove inaccurate, the fair value of the restaurants may ultimately prove to be significantly lower, thereby causing the carrying value to exceed the fair value and indicating impairment has occurred.

(Tabular amounts in thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

In 2012, as a result of our annual goodwill impairment analysis, we determined that goodwill related to one restaurant was impaired as discussed further in note 15. Refer to note 6 for additional information related to goodwill and intangible assets.

(i) Other Assets

Other assets consist primarily of deferred compensation plan assets, investments in foreign operations, deposits and costs related to the issuance of debt. The debt issuance costs are being amortized to interest expense over the term of the related debt. For further discussion of the deferred compensation plan, see note 14.

(j) Impairment or Disposal of Long-lived Assets

In accordance with ASC 360-10-05, *Property, Plant and Equipment,* long-lived assets related to each restaurant to be held and used in the business, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. When we evaluate restaurants, cash flows are the primary indicator of impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the restaurant to estimated undiscounted future cash flows expected to be generated by the restaurant. Our evaluation requires an estimation of future undiscounted cash flows from operating the restaurant over its estimated useful life, which can be for a period of over 20 years. In the estimation of future cash flows, we consider the period of time the restaurant has been open, the trend of operations over such period and future periods and expectations of future sales growth. Assumptions about important factors such as trend of future operations and sales growth are limited to those that are supportable based upon the plans for the restaurant and actual results at comparable restaurants. If the carrying amount of the restaurant exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount exceeds the fair value of the assets. We generally measure fair value by discounting estimated future cash flows or by independent third party appraisal, if available. When fair value is measured by discounting estimated future cash flows, the assumptions used are consistent with what we believe hypothetical market participants would use. We also use a discount rate that is commensurate with the risk inherent in the projected cash flows. The adjusted carrying amounts of assets to be held and used are depreciated over their remaining useful life. In 2012, as a result of our impairment analysis, we determined that the building, equipment, furniture and fixtures at one restaurant was impaired. For further discussion regarding closures and impairments recorded in 2012, 2011 and 2010, including the impairments of goodwill and other long-lived assets, refer to note 15.

(2) Summary of Significant Accounting Policies (Continued)

(k) Insurance Reserves

We self-insure a significant portion of expected losses under our workers compensation, general liability, employment practices liability, property insurance and employee healthcare programs. We purchase insurance for individual claims that exceed the amounts listed below:

Employment practices liability	$250,000
Workers compensation	$250,000
General liability	$250,000
Property	$ 50,000
Employee healthcare	$150,000

We record a liability for unresolved claims and for an estimate of incurred but not reported claims at our anticipated cost based on estimates provided by management, a third party administrator and/or actuary. The estimated liability is based on a number of assumptions and factors regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Our assumptions are reviewed, monitored, and adjusted when warranted by changing circumstances. The liability is discounted as we consider the amount and timing of cash payments reliably determinable. The discount is not significant.

(l) Segment Reporting

We consider our restaurant and franchising operations as similar and have aggregated them into a single reportable segment. The majority of the restaurants operate in the U.S. within the casual dining segment of the restaurant industry, providing similar products to similar customers. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. As of December 25, 2012, we operated 320 restaurants, each as a single operating segment, and franchised or licensed an additional 72 restaurants. Revenue from external customers is derived principally from food and beverage sales. We do not rely on any major customers as a source of revenue.

(m) Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. Deferred revenue primarily represents our liability for gift cards that have been sold, but not yet redeemed. When the gift cards are redeemed, we recognize restaurant sales and reduce deferred revenue.

For some of the gift cards that were sold, the likelihood of redemption is remote. When the likelihood of a gift card's redemption is determined to be remote, we record a breakage adjustment and reduce deferred revenue by the amount never expected to be redeemed. We use historic gift card redemption patterns to determine when the likelihood of a gift card's redemption becomes remote and have determined that approximately 5% of the value of gift cards will never be redeemed. The methodology we use to match the expected redemption value of unredeemed gift cards to our historic redemption patterns is to amortize the historic 5% rate of breakage over a three year period. As a result, the amount of unredeemed gift card liability included in deferred revenue is the full value of unredeemed gift cards less the amortized portion of the 5% rate of breakage. We recorded our gift

(Tabular amounts in thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

card breakage adjustment as a reduction of other operating expense in our consolidated statements of income and comprehensive income. We review and adjust our estimates on a quarterly basis.

We franchise Texas Roadhouse restaurants. We execute franchise agreements for each franchise restaurant which sets out the terms of our arrangement with the franchisee. Our franchise agreements typically require the franchisee to pay an initial, non-refundable fee and continuing fees based upon a percentage of sales. Subject to our approval and payment of a renewal fee, a franchisee may generally renew the franchise agreement upon its expiration. We collect ongoing royalties of 2.0% to 5.0% of sales from domestic and foreign franchise restaurants. These ongoing royalties are reflected in the accompanying consolidated statements of income and comprehensive income as franchise royalties and fees. We recognize initial franchise fees as revenue after performing substantially all initial services or conditions required by the franchise agreement, which is generally upon the opening of a restaurant. We received initial franchise fees of $0.2 million for the year ended December 25, 2012, $0.2 million for the year ended December 27, 2011 and $0.1 million for the year ended December 28, 2010. Continuing franchise royalties are recognized as revenue as the fees are earned. We also perform supervisory and administrative services for certain franchise and license restaurants for which we receive management fees, which are recognized as the services are performed. Revenue from supervisory and administrative services is recorded as a reduction of general and administrative expenses in the accompanying consolidated statements of income and comprehensive income. Total revenue recorded for supervisory and administrative services for the years ended December 25, 2012, December 27, 2011 and December 28, 2010 was approximately $0.6 million.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenue in the consolidated statements of income and comprehensive income.

(n) Income Taxes

We account for income taxes in accordance with ASC 740, *Income Taxes*, under which deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases. We recognize both interest and penalties on unrecognized tax benefits as part of income tax expense. A valuation allowance is established to reduce the carrying value of deferred tax assets if it is considered more likely than not that such assets will not be realized. Any change in the valuation allowance would be charged to income in the period such determination was made.

(o) Advertising

We have a domestic system-wide marketing and advertising fund. We maintain control of the marketing and advertising fund and, as such, have consolidated the fund's activity for the years ended December 25, 2012, December 27, 2011 and December 28, 2010. Domestic company and franchise restaurants are required to remit a designated portion of sales, currently 0.3%, to the advertising fund. These reimbursements do not exceed the costs we incur throughout the year associated with various marketing programs which are developed internally by us. Therefore, the net amount of the advertising costs incurred less amounts remitted by company and franchise restaurants is included in general and administrative expense in our consolidated statements of income and comprehensive income.

(Tabular amounts in thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

The company-owned restaurant contribution and other costs related to local restaurant area marketing initiatives are included in other operating costs in our consolidated statements of income and comprehensive income. These costs amounted to approximately $9.1 million, $8.5 million and $7.7 million for the years ended December 25, 2012, December 27, 2011 and December 28, 2010, respectively.

(p) Leases and Leasehold Improvements

We lease land, buildings and/or certain equipment for the majority of our restaurants under non-cancelable lease agreements. Our land and building leases typically have initial terms ranging from 10 to 15 years, and certain renewal options for one or more five-year periods. We account for leases in accordance with ASC 840, *Leases*, and other related authoritative guidance. When determining the lease term, we include option periods for which failure to renew the lease imposes a penalty on us in such an amount that a renewal appears, at the inception of the lease, to be reasonably assured. The primary penalty to which we are subject is the economic detriment associated with the existence of leasehold improvements which might become impaired if we choose not to continue the use of the leased property.

Certain of our operating leases contain predetermined fixed escalations of the minimum rent during the original term of the lease. For these leases, we recognize the related rent expense on a straight-line basis over the lease term and record the difference between the amounts charged to operations and amounts paid as deferred rent. We generally do not receive rent concessions or leasehold improvement incentives upon opening a restaurant that is subject to a lease. We may receive rent holidays, which would begin on the possession date and end when the lease commences, during which no cash rent payments are typically due under the terms of the lease. Rent holidays are included in the lease term when determining straight-line rent expense.

Additionally, certain of our operating leases contain clauses that provide for additional contingent rent based on a percentage of sales greater than certain specified target amounts. We recognize contingent rent expense prior to the achievement of the specified target that triggers the contingent rent, provided achievement of the target is considered probable. This may result in some variability in rent expense as a percentage of revenues over the term of the lease in restaurants where we pay contingent rent.

The judgment regarding the probable term for each restaurant property lease impacts the classification and accounting for a lease as capital or operating, the rent holiday and/or escalation in payments that are taken into consideration when calculating straight-line rent and the term over which leasehold improvements for each restaurant are amortized. The material factor we consider when making this judgment is the total amount invested in the restaurant at the inception of the lease and whether management believes that renewal appears reasonably assured. While a different term may produce materially different amounts of depreciation, amortization and rent expense than reported, our historical lease renewal rates support the judgments made. We have not made any changes to the nature of the assumptions used to account for leases in any of the fiscal years presented in our consolidated financial statements.

(2) Summary of Significant Accounting Policies (Continued)

In an exposure draft issued in 2010, the FASB, together with the International Accounting Standards Board, has proposed a comprehensive set of changes in U.S. generally accepted accounting principles ("GAAP") for leases.

(q) Use of Estimates

We have made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reporting of revenue and expenses during the period to prepare these Consolidated Financial Statements in conformity with GAAP. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, goodwill, obligations related to insurance reserves and income taxes. Actual results could differ from those estimates.

(r) Comprehensive Income

ASC 220, *Comprehensive Income*, establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and other comprehensive income (loss) items that are excluded from net income under GAAP in the United States. These items included net unrealized gains (losses) on securities and the effective unrealized portion of changes in fair value of cash flow hedges.

(s) Fair Value of Financial Instruments

Fair value is determined based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the duration and considers counterparty performance risk.

(t) Derivative Instruments and Hedging Activities

We do not use derivative instruments for trading purposes. Currently, our only free standing derivative instruments are two interest rate swap agreements.

We account for derivatives and hedging activities in accordance with ASC 815, *Derivatives and Hedging,* which requires that all derivative instruments be recorded on the consolidated balance sheet at their respective fair values. The accounting for changes in the fair value of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship. Our current derivatives have been designated and qualify as cash flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or period during which the hedged transaction affects earnings. There was no hedge ineffectiveness recognized during the periods ended December 25, 2012, December 27, 2011 and December 28, 2010.

(u) Reclassifications

Certain prior year amounts have been reclassified in our consolidated financial statements to conform with current year presentation.

(Tabular amounts in thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

(v) Recent Accounting Pronouncements

Comprehensive Income
(ASU 2011-05)

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity, which is our current presentation, and also requires presentation of reclassification adjustments from other comprehensive income to net income on the face of the financial statements. In December 2011, the FASB issued ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05,* to defer the effective date of the specific requirement to present items that are reclassified out of accumulated comprehensive income to net income alongside their respective components of net income and other comprehensive income. All other provisions of this update are effective for annual and interim reporting periods beginning after December 15, 2011 (our 2012 fiscal year). The adoption of this new guidance had no impact on our consolidated financial position, results of operations or cash flows, though it changed our financial statement presentation.

Goodwill and Other Intangibles
(ASU 2011-08)

In September 2011, the FASB issued ASU 2011-08, *Intangibles—Goodwill and Other, Testing Goodwill for Impairment*, which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value before applying the two-step goodwill impairment model that is currently in place. If it is determined through the qualitative assessment that a reporting unit's fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. This update is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011 (our 2012 fiscal year). The adoption of this new guidance had no impact on our consolidated financial position, results of operations or cash flows.

(3) Acquisitions

On December 25, 2012, we acquired two franchise restaurants in Illinois, which had no significant net revenue or accretive impact since the restaurants were acquired on the last day of our fiscal year. Pursuant to the terms of the acquisition agreement, we paid a purchase price of $4.3 million. This acquisition is consistent with our long-term strategy to increase net income and earnings per share.

This transaction was accounted for using the purchase method as defined in ASC 805, *Business Combinations* ("ASC 805"). Based on a purchase price of $4.3 million, $2.7 million of goodwill was generated by the acquisition, which is not amortizable for book purposes, but is deductible for tax purposes.

(Tabular amounts in thousands, except share and per share data)

(3) Acquisitions (Continued)

The allocation of the purchase price has been prepared on a preliminary basis and is subject to estimates, assumptions and other uncertainties, and changes to those allocations may occur as additional information becomes available. The purchase price has been preliminarily allocated as follows:

Current assets	$ 64
Property and equipment, net	127
Goodwill	2,741
Intangible asset	1,510
Current liabilities	(142)
	$4,300

As a result of this acquisition, we recorded an intangible asset associated with reacquired franchise rights of $1.5 million in accordance with ASC 805. ASC requires that a business combination between two parties that have a preexisting relationship be evaluated to determine if a settlement of a preexisting relationship exists. ASC 805 also requires that certain reacquired rights (including the rights to the acquirer's trade name under a franchise agreement) be recognized as intangible assets apart from goodwill.

The fair value of $1.5 million assigned to the intangible asset acquired was determined primarily using valuation methods that discount expected future cash flow to present value using estimates and assumptions determined by management. The intangible asset has a weighted-average life of approximately 2.6 years based on the remaining term of the franchise agreements. We expect the annual expense for the next four years to average approximately $0.4 million.

Pro forma results of operations have not been presented because the effect of the acquisition was not material to our financial position, results of operations or cash flows.

(4) Long-term Debt and Obligations Under Capital Leases

Long-term debt and obligations under capital leases consisted of the following:

	December 25, 2012	December 27, 2011
Installment loans, due 2013-2020	$ 1,473	$ 1,679
Obligations under capital leases	129	226
Revolver	50,000	60,000
	51,602	61,905
Less current maturities	338	304
	$51,264	$61,601

(Tabular amounts in thousands, except share and per share data)

(4) Long-term Debt and Obligations Under Capital Leases (Continued)

Maturities of long-term debt and obligations under capital leases at December 25, 2012 are as follows:

2013	$ 338
2014	274
2015	283
2016	50,157
2017	159
Thereafter	391
	$51,602

The weighted average interest rate for installment loans outstanding at December 25, 2012 and December 27, 2011 was 10.56% and 10.57%, respectively. The debt is secured by certain land and buildings and is subject to certain prepayment penalties.

On August 12, 2011, we entered into a $200.0 million five-year revolving credit facility with a syndicate of commercial lenders led by JP Morgan Chase Bank, N.A., PNC Bank, N.A., and Wells Fargo, N.A. This facility replaced our previous five-year revolving credit facility. The facility expires on August 12, 2016. The terms of the facility require us to pay interest on outstanding borrowings at the London Interbank Offered Rate ("LIBOR") plus a margin of 0.875% to 1.875%, depending on our leverage ratio, or the Alternate Base Rate, which is the higher of the issuing bank's prime lending rate, the Federal Funds rate plus 0.50% or the Adjusted Eurodollar Rate for a one month interest period on such day plus 1.0%. We are also required to pay a commitment fee of 0.150% to 0.350% per year on any unused portion of the facility, depending on our leverage ratio. The weighted-average interest rate for the revolver at December 25, 2012 and December 27, 2011 was 3.96% and 3.20%, respectively, including interest rate swaps. At December 25, 2012, we had $50.0 million outstanding under the credit facility and $145.3 million of availability, net of $4.7 million of outstanding letters of credit.

The lenders' obligation to extend credit under the facility depends on us maintaining certain financial covenants, including a minimum consolidated fixed charge coverage ratio of 2.00 to 1.00 and a maximum consolidated leverage ratio of 3.00 to 1.00. The credit facility permits us to incur additional secured or unsecured indebtedness outside the facility, except for the incurrence of secured indebtedness that in the aggregate exceeds 20% of our consolidated tangible net worth or circumstances where the incurrence of secured or unsecured indebtedness would prevent us from complying with our financial covenants. We were in compliance with the financial covenants as of December 25, 2012.

On October 22, 2008, we entered into an interest rate swap, starting on November 7, 2008, with a notional amount of $25.0 million to hedge a portion of the cash flows of our variable rate credit facility. We have designated the interest rate swap as a cash flow hedge of our exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under our revolving credit facility. Under the terms of the swap, we pay a fixed rate of 3.83% on the $25.0 million notional amount and receive payments from the counterparty based on the 1-month LIBOR rate for a term ending on November 7, 2015, effectively resulting in a fixed rate LIBOR component of the $25.0 million notional amount. Changes in the fair value of the interest rate swap will be reported as a component of accumulated other comprehensive income.

(Tabular amounts in thousands, except share and per share data)

(4) Long-term Debt and Obligations Under Capital Leases (Continued)

On January 7, 2009, we entered into an interest rate swap, starting on February 7, 2009, with a notional amount of $25.0 million to hedge a portion of the cash flows of our variable rate credit facility. We have designated the interest rate swap as a cash flow hedge of our exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under our revolving credit facility. Under the terms of the swap, we pay a fixed rate of 2.34% on the $25.0 million notional amount and receive payments from the counterparty based on the 1-month LIBOR rate for a term ending on January 7, 2016, effectively resulting in a fixed rate LIBOR component of the $25.0 million notional amount. Changes in the fair value of the interest rate swap will be reported as a component of accumulated other comprehensive income.

(5) Property and Equipment, Net

Property and equipment were as follows:

	December 25, 2012	December 27, 2011
Land and improvements	$ 99,536	$ 97,819
Buildings and leasehold improvements	418,412	375,756
Equipment and smallwares	203,313	176,261
Furniture and fixtures	62,686	55,196
Construction in progress	10,167	19,094
Liquor licenses	6,592	5,851
	800,706	729,977
Accumulated depreciation and amortization	(269,052)	(232,760)
	$ 531,654	$ 497,217

The amount of interest capitalized in connection with restaurant construction was approximately $0.4 million, $0.3 million and $0.1 million for the years ended December 25, 2012, December 27, 2011 and December 28, 2010, respectively.

(Tabular amounts in thousands, except share and per share data)

(6) Goodwill and Intangible Assets

The changes in the carrying amount of goodwill and intangible assets are as follows:

	Goodwill	Intangible Assets
Balance as of December 28, 2010	$111,785	$10,118
Additions	—	—
Amortization expense	—	(1,076)
Disposals and other, net	—	—
Impairment	(839)	—
Balance as of December 27, 2011	110,946	9,042
Additions	2,741	1,511
Amortization expense	—	(1,076)
Disposals and other, net	—	—
Impairment	(252)	(213)
Balance as of December 25, 2012	$113,435	$ 9,264

Intangible assets consist of reacquired franchise rights. The gross carrying amount and accumulated amortization of the intangible assets at December 25, 2012 were $15.1 million and $5.9 million, respectively. As of December 27, 2011, the gross carrying amount and accumulated amortization of the intangible assets was $14.0 million and $5.0 million. We amortize reacquired franchise rights on a straight-line basis over the remaining term of the franchise operating agreements, which varies by restaurant. The weighted average amortization period of reacquired franchise rights is approximately 13 years. Amortization expense for the next five years is expected range from $1.0 million to $1.7 million. Refer to note 3 for discussion of the acquisition completed on December 25, 2012.

(7) Leases

The following is a schedule of future minimum lease payments required for capital leases and operating leases that have initial or remaining noncancelable terms in excess of one year as of December 25, 2012:

	Capital Leases	Operating Leases
2013	$117	$ 25,866
2014	20	25,356
2015	—	23,055
2016	—	21,528
2017	—	20,410
Thereafter	—	97,262
Total	137	$213,477
Less amount representing interest of 10.9%	8	
Present value of minimum capital lease payments	129	
Less current maturities of obligations under capital leases	109	
Obligations under capital leases, excluding current maturities	$ 20	

(Tabular amounts in thousands, except share and per share data)

(7) Leases (Continued)

Capitalized lease assets, primarily building, with a cost of approximately $0.7 million and $0.8 million at December 25, 2012 and December 27, 2011, respectively, are being amortized on a straight-line basis over the applicable lease terms and interest expense is recognized on the outstanding obligations. The total accumulated amortization of property held under capital leases totaled $0.4 million at both December 25, 2012 and December 27, 2011.

Rent expense for operating leases consisted of the following:

	December 25, 2012	December 27, 2011	December 28, 2010
Minimum rent—occupancy	$25,110	$22,532	$20,843
Contingent rent	687	618	518
Rent expense, occupancy	25,797	23,150	21,361
Minimum rent—equipment and other	3,393	3,013	2,613
Rent expense	$29,190	$26,163	$23,974

(8) Income Taxes

Components of our income tax (benefit) and provision for the years ended December 25, 2012, December 27, 2011 and December 28, 2010 are as follows:

	Year Ended December 25, 2012	Year Ended December 27, 2011	Year Ended December 28, 2010
Current:			
Federal	$29,286	$20,546	$20,561
State	7,618	6,149	5,323
Total current	36,904	26,695	25,884
Deferred:			
Federal	(1,511)	289	1,788
State	(655)	(219)	11
Total deferred	(2,166)	70	1,799
Income tax provision	$34,738	$26,765	$27,683

(Tabular amounts in thousands, except share and per share data)

(8) Income Taxes (Continued)

A reconciliation of the statutory federal income tax rate to our effective tax rate for December 25, 2012, December 27, 2011 and December 28, 2010 is as follows:

	December 25, 2012	December 27, 2011	December 28, 2010
Tax at statutory federal rate	35.0%	35.0%	35.0%
State and local tax, net of federal benefit	3.7	3.7	3.7
FICA tip tax credit	(6.2)	(6.0)	(5.4)
HIRE retention credit	—	(2.1)	—
Work opportunity tax credit	(0.9)	(1.2)	(2.1)
Incentive stock options	(0.2)	(0.2)	(0.1)
Nondeductible officer compensation	1.2	0.5	0.9
Other	0.2	(0.2)	0.2
Total	32.8%	29.5%	32.2%

Components of deferred tax assets (liabilities) are as follows:

	December 25, 2012	December 27, 2011
Deferred tax assets:		
Insurance reserves	$ 3,142	$ 3,252
Other reserves	450	473
Deferred rent	7,185	5,831
Share-based compensation	5,231	5,460
Unredeemed gift cards	3,135	2,812
Deferred compensation	3,507	2,503
Other assets and liabilities	2,456	2,288
Total deferred tax asset	25,106	22,619
Deferred tax liabilities:		
Property and equipment	(24,449)	(25,418)
Intangibles	(2,943)	(2,004)
Other assets and liabilities	(980)	(545)
Total deferred tax liability	(28,372)	(27,967)
Net deferred tax liability	$ (3,266)	$ (5,348)
Current deferred tax asset	$ 2,836	$ 3,367
Noncurrent deferred tax liability	(6,102)	(8,715)
Net deferred tax liability	$ (3,266)	$ (5,348)

We have not provided any valuation allowance as we believe the realization of our deferred tax assets is more likely than not.

(Tabular amounts in thousands, except share and per share data)

(8) Income Taxes (Continued)

A reconciliation of the beginning and ending liability for unrecognized tax benefits is as follows:

	Uncertain tax positions impacting tax rate	Uncertain tax positions not impacting tax rate	Total uncertain tax positions
Balance at December 28, 2010	$124	$—	$124
Additions to tax positions related to prior years	91	—	91
Reductions due to statute expiration	(91)	—	(91)
Balance at December 27, 2011	124	—	124
Additions to tax positions related to prior years	145	—	145
Reductions due to exam settlement	(87)	—	(87)
Balance at December 25, 2012	$182	$—	$182

We, consistent with our existing policy, recognize both interest and penalties on unrecognized tax benefits as part of income tax expense. As of December 25, 2012 and December 27, 2011, the total amount of accrued penalties and interest related to uncertain tax provisions was immaterial.

All entities for which unrecognized tax benefits exist as of December 25, 2012 possess a December tax year-end. As a result, as of December 25, 2012, the tax years ended December 29, 2009, December 28, 2010 and December 27, 2011 remain subject to examination by all tax jurisdictions. As of December 25, 2012, no audits were in process by a tax jurisdiction that, if completed during the next twelve months, would be expected to result in a material change to our unrecognized tax benefits. Additionally, as of December 25, 2012, no event occurred that is likely to result in a significant increase or decrease in the unrecognized tax benefits through December 31, 2013.

(9) Preferred Stock

Our Board of Directors is authorized, without further vote or action by the holders of common stock, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, but are not limited to, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. There were no shares of preferred stock outstanding at December 25, 2012 and December 27, 2011.

(10) Stockholders' Equity

On February 16, 2012, our Board of Directors approved a stock repurchase program under which it authorized us to repurchase up to $100.0 million of our common stock. This stock repurchase program has no expiration date and replaced a previous stock repurchase program which was approved on February 17, 2011. The previous program authorized us to repurchase up to $50.0 million of our common stock and was increased by $50.0 million on August 18, 2011. Any repurchases will be made through open market transactions. The timing and the amount of any repurchases will be determined by management under parameters established by our Board of Directors, based on its evaluation of our stock price, market conditions and other corporate considerations.

(10) Stockholders' Equity (Continued)

For the years ended December 25, 2012 and December 27, 2011, we paid approximately $29.4 million and $59.1 million to repurchase 1,786,855 and 3,972,100 shares of our common stock, respectively. For the year ended December 28, 2010, we did not repurchase any shares of our common stock.

(11) Earnings Per Share

The share and net income per share data for all periods presented are based on the historical weighted-average shares outstanding. The diluted earnings per share calculations show the effect of the weighted-average stock options, RSUs and restricted stock awards outstanding from our equity incentive plan as discussed in note 13.

The following table summarizes the options and nonvested stock that were outstanding but not included in the computation of diluted earnings per share because their inclusion would have had an anti-dilutive effect:

	Fiscal Year Ended		
	December 25, 2012	December 27, 2011	December 28, 2010
Options	292,193	521,512	1,798,911
Nonvested stock	—	—	16,546
Total	292,193	521,512	1,815,457

The following table sets forth the calculation of earnings per share and weighted average shares outstanding (in thousands) as presented in the accompanying consolidated statements of income and comprehensive income:

	Fiscal Year Ended		
	December 25, 2012	December 27, 2011	December 28, 2010
Net income attributable to Texas Roadhouse, Inc. and subsidiaries	$71,170	$63,964	$58,289
Basic EPS:			
Weighted-average common shares outstanding	70,026	70,829	71,432
Basic EPS	$ 1.02	$ 0.90	$ 0.82
Diluted EPS:			
Weighted-average common shares outstanding	70,026	70,829	71,432
Dilutive effect of stock options and nonvested stock	1,459	1,449	1,497
Shares—diluted	71,485	72,278	72,929
Diluted EPS	$ 1.00	$ 0.88	$ 0.80

(Tabular amounts in thousands, except share and per share data)

(12) Commitments and Contingencies

The estimated cost of completing capital project commitments at December 25, 2012 and December 27, 2011 was approximately $73.2 million and $58.6 million, respectively.

We entered into real estate lease agreements for franchise restaurants located in Everett, MA, Longmont, CO, Montgomeryville, PA, Fargo, ND and Logan, UT before granting franchise rights for those restaurants. We have subsequently assigned the leases to the franchisees, but remain contingently liable if a franchisee defaults, under the terms of the lease. The Longmont lease was assigned in October 2003 and expires in May 2014, the Everett lease was assigned in September 2002 and expires in February 2018, the Montgomeryville lease was assigned in October 2004 and expires in June 2021, the Fargo lease was assigned in February 2006 and expires in July 2016 and the Logan lease was assigned in January 2009 and expires in August 2019. As the fair value of the guarantees is not considered significant, no liability has been recorded. As discussed in note 17, the Everett, MA, Longmont, CO, and Fargo, ND restaurants are owned, in whole or part, by certain officers, directors and 5% stockholders of the Company.

During the year ended December 25, 2012, we bought most of our beef from four suppliers. Although there are a limited number of beef suppliers, we believe that other suppliers could provide a similar product on comparable terms. A change in suppliers, however, could cause supply shortages and a possible loss of sales, which would affect operating results adversely. We have no material minimum purchase commitments with our vendors that extend beyond a year.

On September 30, 2011, the U.S. Equal Employment Opportunity Commission ("EEOC") filed a lawsuit styled Equal Employment Opportunity Commission v. Texas Roadhouse, Inc., Texas Roadhouse Holdings LLC, Texas Roadhouse Management Corp. in the United States District Court, District of Massachusetts, Civil Action Number 1:11-cv-11732. The complaint alleges that applicants over the age of 40 were denied employment in our restaurants in bartender, host, server and server assistant positions due to their age. The EEOC is seeking injunctive relief, remedial actions, payment of damages to the applicants and costs. We believe we have meritorious defenses to the claims made by the EEOC, and we intend to vigorously defend against them. We filed a response to the complaint in the form of two motions, one to dismiss the case and one to transfer the case to Louisville, KY. On July 24, 2012, the court issued a ruling allowing the EEOC to file an amended complaint containing additional information sufficient to meet the standard for stating a claim of age discrimination against Texas Roadhouse. The EEOC filed an amended complaint on August 27, 2012. We filed an answer on November 9, 2012. On November 9, 2012, our motion to transfer the case to Louisville, KY was denied. Based on the preliminary status of this matter, we cannot estimate the possible amount or range of loss, if any, associated with this matter.

On January 19, 2011, a Massachusetts putative class action was filed styled Jenna Crenshaw, Andrew Brickley, et al, and all others similarly situated v. Texas Roadhouse, Inc., Texas Roadhouse Holdings, LLC, Texas Roadhouse of Everett, LLC and Texas Roadhouse Management Corp., d/b/a Texas Roadhouse. The complaint was filed in the United States District Court, District of Massachusetts. The complaint alleged a failure to comply with Massachusetts wage laws specifically that we improperly shared pooled tips with ineligible employees. On September 5, 2012, the court approved a Settlement Agreement (the "Agreement") between the parties and dismissed the complaint. Under the Agreement, the company agreed to pay $5.0 million, which includes payment of the plaintiffs' attorneys' fees, payment of expenses to administer the settlement, and individual payments to resolve

(Tabular amounts in thousands, except share and per share data)

(12) Commitments and Contingencies (Continued)

the claims of servers employed in Massachusetts restaurants from January 18, 2005 through September 5, 2012, the date of final court approval. As a result of the Agreement, as previously reported, we have recorded a $5.0 million charge in the first quarter of 2012 which is included in general and administrative expenses in our consolidated statements of income and comprehensive income.

We are involved in various other claims and legal actions arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on our consolidated financial position, results of operations or cash flows.

(13) Share-based Compensation

In May 2004, we adopted an equity incentive plan (the "Plan") for eligible participants. This Plan amended and restated the 1997 Texas Roadhouse Management Corp. Stock Option Plan. The Plan provides for granting of incentive and non-qualified stock options to purchase shares of common stock, stock bonus awards (restricted stock unit awards ("RSUs")) and restricted stock awards. The Plan provides for the issuance of 16,000,000 shares of common stock plus an annual increase to be added on the first day of the year for a period of ten years, commencing on January 1, 2005 and ending on (and including) January 1, 2014, equal to the lesser of one percent of the shares of common stock outstanding or 1,000,000 shares of common stock. Options are exercisable at various periods ranging from one to ten years from the date of grant. Beginning in 2008, we changed the method by which we provide share-based compensation to our employees by eliminating stock option grants and, instead, granting RSUs as a form of share-based compensation. An RSU is the conditional right to receive one share of common stock upon satisfaction of the service-based vesting requirement.

The following table summarizes the share-based compensation recorded in the accompanying consolidated statements of income and comprehensive income:

	Fiscal Year Ended		
	December 25, 2012	December 27, 2011	December 28, 2010
Labor expense	$ 4,570	$ 3,905	$3,364
General and administrative expense	8,623	6,620	4,322
Total share-based compensation expense	$13,193	$10,525	$7,686

A summary of share-based compensation activity by type of grant as of December 25, 2012 and changes during the period then ended is presented below.

(Tabular amounts in thousands, except share and per share data)

(13) Share-based Compensation (Continued)

Summary Details for Plan Share Options

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 27, 2011	3,486,642	$12.02		
Granted	—	—		
Forfeited	(112,471)	11.74		
Exercised	(1,115,250)	9.57		
Outstanding at December 25, 2012	2,258,921	$13.24	2.99	$8,613
Exercisable at December 25, 2012	2,258,921	$13.24	2.99	$8,613

No stock options were granted during the fiscal years ended December 25, 2012, December 27, 2011 and December 28, 2010.

The total intrinsic value of options exercised during the years ended December 25, 2012, December 27, 2011 and December 28, 2010 was $8.7 million, $3.0 million and $9.6 million, respectively. The total grant date fair value of stock options vested during the years ended December 25, 2012, December 27, 2011 and December 28, 2010 was $0.2 million, $0.7 million and $1.3 million, respectively.

For the years ended December 25, 2012, December 27, 2011 and December 28, 2010, cash received before tax withholdings from options exercised was $10.7 million, $5.0 million and $11.0 million, respectively. The excess tax benefit realized from tax deductions associated with options exercised for the years ended December 25, 2012, December 27, 2011 and December 28, 2010 was $3.6 million, $2.3 million and $3.2 million, respectively.

Summary Details for RSUs

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 27, 2011	1,186,480	$13.71
Granted	1,356,462	16.13
Forfeited	(55,814)	14.33
Vested	(683,614)	13.15
Outstanding at December 25, 2012	1,803,514	$15.73

As of December 25, 2012, with respect to unvested RSUs, there was $15.0 million of unrecognized compensation cost that is expected to be recognized over a weighted-average period of 1.4 years. The vesting terms of the RSUs range from approximately 1.0 to 5.0 years. The total fair value of RSUs vested during the years ended December 25, 2012, December 27, 2011 and December 28, 2010 was $11.6 million, $11.0 million and $8.7 million, respectively.

(Tabular amounts in thousands, except share and per share data)

(14) Fair Value Measurement

ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date.

Level 1 Inputs based on quoted prices in active markets for identical assets.
Level 2 Inputs other than quoted prices included within Level 1 that are observable for the assets, either directly or indirectly.
Level 3 Inputs that are unobservable for the asset.

There were no transfers among levels within the fair value hierarchy during the year ended December 25, 2012.

The following table presents the fair values for our financial assets and liabilities measured on a recurring basis:

		Fair Value Measurements	
	Level	December 25, 2012	December 27, 2011
Interest rate swaps	2	$(4.016)	$(4,247)
Deferred compensation plan—assets	1	9,145	6,748
Deferred compensation plan—liabilities	1	(9,160)	(6,714)
Total		$(4,031)	$(4,213)

The fair value of our interest rate swaps were determined based on the present value of expected future cash flows considering the risks involved, including nonperformance risk, and using discount rates appropriate for the duration. See note 16 for discussion of our interest rate swaps.

The Second Amended and Restated Deferred Compensation Plan of Texas Roadhouse Management Corp., as amended, (the "Deferred Compensation Plan") is a nonqualified deferred compensation plan which allows highly compensated employees to defer receipt of a portion of their compensation and contribute such amounts to one or more investment funds held in a rabbi trust. We report the accounts of the rabbi trust in our consolidated financial statements. These investments are considered trading securities and are reported at fair value based on third-party broker statements. The realized and unrealized holding gains and losses related to these investments, as well as the offsetting compensation expense, are recorded in general and administrative expense on the consolidated statements of income and other comprehensive income.

(Tabular amounts in thousands, except share and per share data)

(14) Fair Value Measurement (Continued)

The following table presents the fair values for our assets and liabilities measured on a nonrecurring basis:

		Fair Value Measurements		
	Level	December 25, 2012	December 27, 2011	Total losses
Long-lived assets held for sale	2	$1,398	$1,398	$ —
Long-lived assets held for use	2	939	1,017	—
Goodwill and intangible assets	3	740	1,238	465
Total		$3,077	$3,653	$465

Long-lived assets held for sale include land and building and are valued using Level 2 inputs, primarily independent third party appraisal. These assets are included in Property and equipment in our consolidated balance sheets. Cost to market and/or sell the assets are factored into the estimates of fair value.

Long-lived assets held for use include building, equipment and furniture and fixtures and are valued using Level 2 inputs, primarily an independent third party appraisal. These assets are included in Property and equipment in our consolidated balance sheets. Depreciation expense of $0.1 million was recorded on these assets during the 52 weeks ended December 25, 2012.

As of December 25, 2012 and December 27, 2011, goodwill in the table above relates to one and two underperforming restaurants, respectively, in which the carrying value of the associated goodwill was reduced to fair value, based on their historical results and anticipated future trends of operations. These charges are included in Impairment and closures in our consolidated statements of income and other comprehensive income. For further discussion of impairment charges, see note 16.

At December 25, 2012 and December 27, 2011, the fair value of cash and cash equivalents, accounts receivable and accounts payable approximated their carrying value based on the short-term nature of these instruments. The fair value of our long-term debt is estimated based on the current rates offered to us for instruments of similar terms and maturities. The carrying amounts and related estimated fair values for our debt is as follows:

	December 25, 2012		December 27, 2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Installment loans—Level 2	$ 1,473	$ 1,752	$ 1,679	$ 2,044
Revolver—Level 1	50,000	50,000	60,000	60,000

(15) Impairment and Closure Costs

During 2012, 2011 and 2010, we recorded impairment charges of $1.6 million, $1.2 million and $2.0 million, respectively, related to goodwill and long-lived assets. These charges were measured and recognized following current accounting guidance which requires that the carrying value of these assets be tested for impairment whenever circumstances indicate that impairment may exist, or at least

(Tabular amounts in thousands, except share and per share data)

(15) Impairment and Closure Costs (Continued)

annually in the case of goodwill. Refer to note 2 for further discussion of the methodology used by us to test for long-lived asset and goodwill impairment.

Impairment charges in 2012 included $0.5 million associated with the impairment of goodwill and intangible assets related to one restaurant and $0.9 million related to the write-down of building, equipment and furniture and fixtures associated with one restaurant closed in 2012. The goodwill impairment charges in 2012 resulted from our annual testing which relies, in part, on the historical trends and anticipated future trends of operations of individual restaurants. The remaining $0.2 million in expenses were closure costs associated with the restaurant that was closed in 2012 and ongoing closure costs associated with one restaurant that was closed in 2009.

Impairment charges in 2011 included $0.8 million associated with the impairment of goodwill related to one restaurant and the $0.4 million related to the write-down of land, building, equipment and furniture and fixtures and ongoing closure costs associated with one restaurant closed in 2008. The goodwill impairment charges in 2011 resulted from our annual testing which relies, in part, on the historical trends and anticipated future trends of operations of individual restaurants.

Impairment charges in 2010 included $1.7 million associated with the impairment of goodwill related to four restaurants and $0.2 million related to the write-down of equipment and ongoing closure costs associated with one restaurant, which was closed in 2010. The remaining $0.1 million in expenses were ongoing closure costs associated with one restaurant closed in 2008.

(16) Derivative and Hedging Activities

We enter into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments under FASB ASC 815, Derivatives and Hedging ("ASC 815"). We use interest rate-related derivative instruments to manage our exposure to fluctuations of interest rates. By using these instruments, we expose ourselves, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We minimize the credit risk by entering into transactions with high-quality counterparties whose credit rating is evaluated on a quarterly basis. Our counterparty in the interest rate swaps is JP Morgan Chase Bank, N.A. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or the market price of our common stock. We minimize market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be taken.

Interest Rate Swaps

On October 22, 2008, we entered into an interest rate swap, starting on November 7, 2008, with a notional amount of $25.0 million to hedge a portion of the cash flows of our variable rate credit facility. We have designated the interest rate swap as a cash flow hedge of our exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under its revolving credit facility. Under the terms of the swap, we pay a fixed rate of 3.83% on the $25.0 million notional amount and receive payments from the counterparty based on the

(Tabular amounts in thousands, except share and per share data)

(16) Derivative and Hedging Activities (Continued)

1-month LIBOR rate for a term ending on November 7, 2015, effectively resulting in a fixed rate LIBOR component of the $25.0 million notional amount.

On January 7, 2009, we entered into an interest rate swap, starting on February 7, 2009, with a notional amount of $25.0 million to hedge a portion of the cash flows of our variable rate credit facility. We have designated the interest rate swap as a cash flow hedge of our exposure to variability in future cash flows attributable to interest payments on a $25.0 million tranche of floating rate debt borrowed under our revolving credit facility. Under the terms of the swap, we pay a fixed rate of 2.34% on the $25.0 million notional amount and receive payments from the counterparty based on the 1-month LIBOR rate for a term ending on January 7, 2016, effectively resulting in a fixed rate LIBOR component of the $25.0 million notional amount.

We entered into the above interest rate swaps with the objective of eliminating the variability of our interest cost that arises because of changes in the variable interest rate for the designated interest payments. Changes in the fair value of the interest rate swap will be reported as a component of accumulated other comprehensive income. We will reclassify any gain or loss from accumulated other comprehensive income, net of tax, on our consolidated balance sheet to interest expense on our consolidated statement of income and other comprehensive income when the interest rate swap expires or at the time we choose to terminate the swap. See note 14 for fair value discussion of these interest rate swaps.

The following table summarizes the fair value and presentation in the consolidated balance sheets for derivatives designated as hedging instruments under ASC 815:

		Derivative Assets		Derivative Liabilities	
	Balance Sheet Location	December 25, 2012	December 27, 2011	December 25, 2012	December 27, 2011
Derivative Contracts Designated as Hedging Instruments under ASC 815	(1)				
Interest rate swaps		$—	$—	$4,016	$4,247
Total Derivative Contracts		$—	$—	$4,016	$4,247

(1) Derivative assets and liabilities are included in fair value of derivative financial instruments on the consolidated balance sheets.

(Tabular amounts in thousands, except share and per share data)

(16) Derivative and Hedging Activities (Continued)

The following table summarizes the effect of derivative instruments on the consolidated statements of income and other comprehensive income for the 52 weeks ended December 25, 2012 and December 27, 2011:

	Amount of Gain (Loss) Recognized in AOCI (effective portion)		Location of Gain (Loss) Reclassified from AOCI Income	Amount of Gain Reclassified from AOCI to Income (effective portion)		Location of Gain (Loss) Recognized in Income (ineffective portion)	Amount of Gain (Loss) Recognized in Income (ineffective portion)	
	2012	2011		2012	2011		2012	2011
Interest rate swaps	$148	$(1,271)	Interest expense, net	$124	$118	—	$—	$—

(17) Related Party Transactions

The Longview, Texas restaurant, which was acquired by us in connection with the completion of our initial public offering, leases the land and restaurant building from an entity controlled by Steven L. Ortiz, our Chief Operating Officer. The lease term is for 15 years and will terminate in November 2014. The lease can be renewed for two additional terms of five years each. Rent is approximately $19,000 per month. The lease can be terminated if the tenant fails to pay the rent on a timely basis, fails to maintain the insurance specified in the lease, fails to maintain the building or property or becomes insolvent. Total rent payments were approximately $224,000 for both 2012 and 2011.

The Bossier City, Louisiana restaurant, of which Steven L. Ortiz beneficially owns 66.0% and we own 5.0%, leases the land and building from an entity owned by Mr. Ortiz. The lease term is 15 years and will terminate on March 31, 2020. Rent is approximately $16,600 per month and escalates 10% each five years during the term. The next rent escalation is in the second quarter of 2015. The lease can be terminated if the tenant fails to pay rent on a timely basis, fails to maintain insurance, abandons the property or becomes insolvent. Total rent payments were approximately $199,000 for both 2012 and 2011.

We have 15 license and franchise restaurants owned in whole or part by certain officers, directors and stockholders of the Company at December 25, 2012, December 27, 2011 and December 28, 2010. These entities paid us fees of $2.3 million, $2.2 million and $2.1 million for the years ended December 25, 2012, December 27, 2011 and December 28, 2010, respectively. As discussed in note 12, we are contingently liable on leases which are related to three of these restaurants.

On August 17, 2011, we entered into an agreement with G.J. Hart, our former President and Chief Executive Officer whereby Mr. Hart will provide consulting services to us from August 17, 2011 through January 2, 2012. In consideration of the services to be performed by Mr. Hart, our Board of Directors accelerated the vesting of a grant of 60,000 restricted stock units from January 7, 2012 to January 2, 2012. The agreement also provided for partial payment of health insurance premiums through December 31, 2011.

Texas Roadhouse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in thousands, except share and per share data)

(18) Selected Quarterly Financial Data (unaudited)

	2012				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenue	$324,869	$320,275	$308,656	$309,531	$1,263,331
Total costs and expenses	$295,467	$289,028	$280,922	$287,456	$1,152,873
Income from operations	$ 29,402	$ 31,247	$ 27,734	$ 22,075	$ 110,458
Net income attributable to Texas Roadhouse, Inc. and subsidiaries	$ 18,869	$ 20,310	$ 18,067	$ 13,924	$ 71,170
Basic earnings per common share	$ 0.27	$ 0.29	$ 0.26	$ 0.20	$ 1.02
Diluted earnings per common share	$ 0.27	$ 0.28	$ 0.25	$ 0.19	$ 1.00
Cash dividends declared per share	$ 0.09	$ 0.09	$ 0.09	$ 0.19	$ 0.46

	2011				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenue	$283,785	$279,572	$269,253	$276,616	$1,109,226
Total costs and expenses	$253,576	$255,824	$246,181	$258,406	$1,013,987
Income from operations	$ 30,209	$ 23,748	$ 23,072	$ 18,210	$ 95,239
Net income attributable to Texas Roadhouse, Inc. and subsidiaries	$ 19,793	$ 16,076	$ 15,798	$ 12,297	$ 63,964
Basic earnings per common share	$ 0.27	$ 0.23	$ 0.22	$ 0.18	$ 0.90
Diluted earnings per common share	$ 0.27	$ 0.22	$ 0.22	$ 0.17	$ 0.88
Cash dividends declared per share	$ 0.08	$ 0.08	$ 0.08	$ 0.08	$ 0.32

In the first quarter of 2012, we recorded a charge of $5.0 million ($3.1 million after-tax) associated with a legal settlement. In the fourth quarter of 2012, we recorded closure costs of $1.1 million ($0.7 million after-tax) for fixed assets that were written off due to the closure of a restaurant. In addition, in the fourth quarter of 2012, we recorded a charge of $0.5 million ($0.3 million after-tax) associated with the impairment of goodwill related to one restaurant which the carrying value was reduced to fair value.

In the fourth quarter of 2011, we recorded a charge of $0.8 million ($0.5 million after-tax) associated with the impairment of goodwill related to one restaurant which the carrying value was reduced to fair value.

See note 15 for further discussion of impairment and closure costs.


Stockholders
INFORMATION

Support Center
(Corporate Office)
6040 Dutchmans Lane
Louisville, KY 40205
(800) TEX-ROAD (839-7623)

Annual Meeting
Thursday, May 16, 2013
9:00 AM EST
Texas Roadhouse Support Center
6040 Dutchmans Lane
Louisville, KY 40205

Stock Listing
Texas Roadhouse, Inc. Common Stock is listed on the NASDAQ Stock Exchange under the symbol TXRH.

Financial Inquiries
For additional financial documents and information, please visit our Web site at www.texasroadhouse.com. Please contact us by phone at (502) 515-7300 or by sending an e-mail to investment@texasroadhouse.com.

Media Inquiries
For all media requests please contact Travis Doster at (502) 638-5457.

Independent Auditors
KPMG LLP
400 W. Market Street, Suite 2600
Louisville, KY 40202
Phone (502) 587-0535

Transfer Agent
Computershare
P.O. Box 43078
Providence, RI 02940
Phone (800) 622-6757



★ BOARD of ★ DIRECTORS

Martin T. Hart
Private Investor

Gregory N. Moore
Former Senior Vice President,
Controller
Yum! Brands, Inc.

James F. Parker
Former Chief Executive Officer,
Vice-Chairman of the Board
Southwest Airlines Co.

James R. Ramsey
President
University of Louisville

James R. Zarley
Chief Executive Officer
ValueClick, Inc.

W. Kent Taylor
Chairman of the Company,
Chairman of the Board,
Chief Executive Officer
Texas Roadhouse, Inc.


TEXAS
ROADHOUSE®

Restaurant LOCATIONS


1
1
3
3
3
1
2
9
5
2
13
10
1
11
2
2
24
4
9
4
Kuwait
(Kuwait City)
1
1
9
14
10
21
21
3
3
6
4
10
12
11
8
14
United Arab
Emirates
(Dubai)
12
12
2
6
2
6
1
5
10
1
55
8
14
Locations as of
December 25, 2012
SUPPORT CENTER
6040 Dutchmans Lane
Louisville, KY 40205

★HAND-CUT★ STEAKS

Fall-Off The-Bone RIBS!

MADE-FROM-SCRATCH Sides

Fresh-Baked BREAD